Exhibit 99.2

Report & Accounts and Form 20-F 2003

This is the Report & Accounts and Form 20-F of Cadbury Schweppes public limited company for the year ended 28 December 2003. It contains the annual report and accounts in accordance with UK generally accepted accounting principles and regulations and a reconciliation to US generally accepted accounting principles. Together with the Form 20-F to be filed in April 2004 with the US Securities and Exchange Commission, it incorporates the annual report on Form 20-F for the US Securities and Exchange Commission.

The Annual General Meeting will be held on Friday, 21 May 2004. The Notice of Meeting, details of the business to be transacted and arrangements for the Meeting are contained in the separate Annual General Meeting booklet sent to all shareowners.

Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	1

Back to Contents

Description of Business

Introduction

Cadbury Schweppes plc (the “Company”) and its subsidiaries and associated undertakings (the “Group”) is an international confectionery and beverages Group with operations in almost every country in the world. The origins of the business stretch back over 200 years. Cadbury Schweppes has a broad portfolio of well established regional and local brands which include Cadbury, Trident, Halls, Dentyne and Hollywood in the confectionery business and Dr Pepper, 7 UP, Schweppes, Snapple, Hawaiian Punch, Mott’s and Orangina in the beverages business.

In 2003, the Group had turnover of £6,441 million and underlying operating profit (operating profit before goodwill/intangibles amortisation and exceptional items) of £1,052 million. Underlying operating profit is used by the Group for internal performance analysis and incentive compensation arrangements for employees. The term “underlying” is not a defined term under UK or US Generally Accepted Accounting Principles (GAAP), and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to, GAAP measurements of profit. See Group Profit and Loss Account on page 88.

Group Strategy

Cadbury Schweppes’ strategy is to create robust and sustainable regional positions in its two core markets, confectionery and beverages, through organic growth, acquisitions and disposals. Over the past five years, an active programme of acquisitions and disposals has significantly strengthened the business. The Group has exited markets where it believed it did not have, or could not build, sustainable business models. Through a series of acquisitions, it has strengthened existing positions and extended its presence in higher margin, faster growing product categories or geographies within its core markets.

In 1997, Managing for Value (MFV) was introduced into the business. MFV is an holistic management process, designed to focus the organisation more effectively on the delivery of superior shareowner returns. This remains the key management process within the business and includes the adoption of value based management principles in both strategic and operational management, raising capabilities at all levels of the organisation, setting stretching targets and aligning management rewards with the interests of shareowners.

In late 2003, the Group set new goals and performance ranges for the four year period 2004 to 2007 which reflect: its continuing commitment to managing the business to generate superior shareowner returns; a greater focus on driving higher levels of growth from the core business following a period of intense acquisition activity; and an ongoing commitment to high standards of corporate social responsibility.

The Group’s five goals for the 2004 to 2007 period are to: deliver superior shareowner returns on the back of superior business performance; profitably and significantly increase its share of the global confectionery market; profitably secure and then grow its share of the regional beverages markets in which the Group has chosen to participate; ensure that the Group’s growth capabilities are best in class; and to reinforce its reputation as a Company which motivates, develops and rewards employees for superior performance and makes a difference in the communities in which it does business.

In pursuit of the Group’s goal of superior shareowner returns, three external financial performance goals have been set for the 2004 to 2007 period. These are: turnover growth of between 3% and 5% per annum at constant currency; underlying operating margin growth (before goodwill/intangibles amortisation and exceptional items) of between 50 and 75 basis points per annum at constant currency; and free cash flow (as explained on page 17) totalling £1.5 billion over the four year period.

To achieve its performance goals, the Group has put in place major cost and growth initiatives
–	Fuel for Growth and Smart Variety respectively.

2	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

The Fuel for Growth initiative is designed to reduce the Group’s direct and indirect cost base by £400 million per annum by 2007. Major cost reduction opportunities include: the cost synergies arising from the integration of Adams; coming together of the beverage businesses in North America; full integration of European beverage acquisitions; reconfiguration of the global confectionery supply chain; and reduction of administrative overheads at every level in the Group.

The major proportion of the cost savings will support the achievement of the Group’s margin growth goals. The Group intends to reinvest up to one third of the cost savings to support the Group’s Smart Variety growth initiatives. This support is likely to be by increased marketing and investment in innovation.

The Smart Variety growth initiative recognises that Cadbury Schweppes’ business model is based upon a variety of local and regional brands which has been extended and strengthened in recent years through acquisition. Smart Variety is a commercial discipline which provides the Group with the decision rules and processes to leverage the combination of its broad product range, geographic reach and routes to market.

Business Regions

In confectionery, Cadbury Schweppes has manufacturing facilities in 37 countries, and markets a broad range of chocolate, gum and sugar confectionery brands, including Cadbury, Trident, Halls, Dentyne, Hollywood, Bubbaloo, Stimorol, Trebor, Wedel, Bassett’s and Maynards, in nearly 190 countries. Products include bars, blocks, bagged products, packets, rolls, boxed assortments, chocolate eggs and novelties. Products are sold through confectionery outlets, gas station kiosks, convenience and grocery stores and kiosks. In its principal markets, products are sold through Group owned sales and distribution organisations. The chocolate confectionery market overall has a seasonal bias towards increased sales in the colder months and on special gift occasions such as New Year’s Day, Valentine’s Day, Mother’s Day, Easter, Halloween and Christmas.

In beverages, key brands include Dr Pepper, 7 UP, Schweppes, Snapple, Hawaiian Punch, Mott’s, Orangina, Oasis, Clamato, Canada Dry, A&W, Sunkist, Yoo-Hoo and La Casera. 7 UP is owned by the Group in the US and Puerto Rico only and Sunkist is a licensed product. All other carbonated soft drink brands are owned in a limited number of countries, principally the US, Canada, Mexico, Continental Western and Central Europe, Scandinavia and Australia. Principal still drink brands are owned around the world. Cadbury Schweppes operates both as a manufacturer and as a licensor. The Group has wholly owned manufacturing operations in nine countries, the most significant of which are in Australia, Mexico, Spain, Germany and the United States. There are joint bottling agreements in the United States and France with associated companies. In 23 countries, including the United States, Cadbury Schweppes acts as a brand licensor, selling concentrate and syrup to independently owned manufacturers (certain of which are affiliated with competitors) to which it also supplies technical and marketing support. Outside of these 23 countries the Group does not own the rights to any carbonated beverage, or water brands as they were disposed of in 1999. The Group’s beverage products are sold to the consumer through many different outlets, ranging from grocery stores to gas station kiosks and fountain equipment at leisure, food and entertainment venues. Beverages sales are to some extent seasonal, with peaks in the summer months and at festive seasons such as Christmas.

In February 2003, Cadbury Schweppes announced a major reorganisation of its business regions, management structure and reporting lines which resulted in the consolidation of major regional operating units from nine to five: Americas Beverages; Americas Confectionery; Europe, Middle East and Africa (EMEA); Europe Beverages and Asia Pacific.

Americas Beverages. The Americas Beverages region comprises operations in the US, Canada and Mexico. During 2003, the North American operations of Dr Pepper/Seven Up, Mott’s and Snapple were brought together under a single management organisation.

The principal products of our business in North America cover both the carbonated and still soft drinks market. Our main carbonated soft drink brands are Dr Pepper and 7 UP (which we

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	3

Back to Contents

Description of Business

Business Regions continued

own in the United States and Puerto Rico only). Other important brands include Canada Dry, A&W and Sunkist, which is a licensed product. Our main still soft drink brands are Snapple, Hawaiian Punch, Mott’s, Clamato and Yoo-Hoo.

In North America, the carbonated soft drink brands are primarily manufactured and distributed through independently owned bottling and canning operations. The Group operates as a licensor, selling carbonated soft drink concentrate to these bottling and canning operations, including Dr Pepper/Seven Up Bottling Group, in which Cadbury Schweppes has a 40% equity interest. Dr Pepper/Seven Up Bottling Group is an independent bottling company operating Texas, California and 17 other Western and Midwestern states of the United States. The processes and operations of these independently owned bottlers and canners are monitored ensure high product standards and we provide marketing support and technical manufacturing oversight. In the normal course of business, changes to these agreements are made to reflect changing business conditions, including the addition or deletion of certain brands. The still soft drink brands are manufactured and distributed by Group owned and other independent companies.

In Mexico the principal brands are Peñafiel, Squirt, Crush and Canada Dry. These brands are manufactured and distributed directly by Cadbury Schweppes, third party bottlers or by independent distributors.

Americas Confectionery. The Group’s business in this region was significantly expanded following the acquisition of Adams in March 2003 (over 75% of the Adams business is based in the Americas). Americas Confectionery operates businesses in all of the major countries in the region including the US, Canada, Mexico, Brazil and Argentina. Key brands sold in the Americas include Halls, Trident, Dentyne/Dentyne Ice, Bubbaloo, Clorets, Cadbury, Chiclets, Swedish Fish, Sour Patch Kids, Beldent, Bazooka and Mantecol.

Europe, Middle East and Africa (EMEA). The EMEA region includes all of the Group’s interests in the African and Middle Eastern markets and the European confectionery market including Russia. The United Kingdom is the single largest confectionery market in Europe where the Group sells brands under the Cadbury, Trebor, Bassett’s, Maynards, Halls, Fry’s and Butterkist names.

Key confectionery brands in continental Europe include: Hollywood, Poulain and La Pie Qui Chante in France; Wedel and Cadbury in Poland; Dulciora, Trident and Halls in Spain; Stimorol and V6 in Denmark, Belgium and Sweden; Halls and Trident in Greece and Portugal; Halls and Saila in Italy, Cadbury and Dirol in Russia and Olips, Jelibon and Relax in Turkey. Within continental Europe, France is the biggest operating unit. The Group also operates in Germany, the Netherlands and Switzerland.

In Africa and the Middle East, the main confectionery operations are in Egypt and South Africa. The Group also operates in Morocco, Lebanon, United Arab Emirates, Ghana and Kenya In addition, the Group owns 46% of Cadbury Nigeria which is reported as an associate. In Egypt products are sold under the Cadbury, Bim Bim and Chiclets brand names. In South Africa, the Group sells confectionery products under the Cadbury and Halls brand names. In South Africa the Group also operates a food and beverage business, Bromor Foods, and its products are sold under the Brookes and Energade brand names.

Europe Beverages. The key markets in the Europe Beverages region are France, Germany and Spain. In 2002, the Group took full control of the Apollinaris & Schweppes business in Germany in which it previously had a 28% stake. Principal products include carbonated soft drinks, mineral waters and still drinks, with key brands including Schweppes, Orangina, Oasis, La Casera, Pampryl, Trinaranjus, Apollinaris, Gini and Vida. This region has wholly owned bottling operations in Germany, Spain, France, Portugal and Belgium and a bottling arrangement with San Benedetto in France. The region licenses its products in 19 countries across Continental Western and Central Europe, Scandinavia, Poland, Hungary and Syria.

4	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Asia Pacific. This region comprises confectionery operations principally in Australia, New Zealand, Malaysia, Indonesia, India, Japan, Thailand and China and a beverage business in Australia, Schweppes Cottee’s.

In confectionery, in addition to selling Cadbury branded products, the Group sells products under the Trebor, and Red Tulip brands in Australia; the Sportlife brand in China; the Halls, Trident and Clorets brands in Japan and Thailand; and the Bournvita and Halls brands in India. In the Australian beverages market, products are sold under the Schweppes, Cottee’s, Solo, Spring Valley, Sunkist and Wave brand names. Schweppes Cottee’s also has a license to distribute certain of PepsiCo’s brands including Pepsi, 7 UP, Mountain Dew and Gatorade.

Recent Developments

In February 2003, the Group announced a comprehensive management and organisational change designed to position the Group more effectively to drive a more focused growth and efficiency agenda, to enable the successful integration of Adams and to put the next generation of management in place.

A key development was the consolidation of the Group’s regional operating structure from nine regions to five, as previously discussed on pages 3 to 5, and the appointment of a strong leadership team to manage these new regions.

On 30 March 2003, the Group completed the acquisition of the Adams business for US$4.2 billion (£2.7 billion). The combined Cadbury and Adams business is number two in the global gum market with a 25% share (source: Euromonitor 2002) with brands such as Trident, Dentyne/Dentyne Ice, the “Bubbas” range of bubblegum products, Clorets and Chiclets. Its Halls brand is the world’s number one sugar brand (source: Euromonitor 2002) and the leading medicated confectionery product. Other brands include Certs, a leading mint brand in the US.

The Group’s acquisition of Adams was a major strategic step. It gave the Group scale presence across the entire confectionery market (chocolate, sugar and gum), has increased the Group’s exposure significantly to higher growth categories, has given the Group strong positions and routes to market in new geographies (notably in the US and Latin America) and provides significant value creation opportunities.

Following the Adams transaction, the focus for the foreseeable future will be to drive performance and value from the existing businesses within the Group’s portfolio. Acquisitions are expected to play a minor role.

Developments in Previous Years

2002

In November, the Group acquired Brau und Brunnen’s 72% interest in the Apollinaris & Schweppes joint venture in Germany for €180 million (£115 million), including €25 million of sales tax. The transaction gave the Group 100% control of Apollinaris & Schweppes.

In September, the Group acquired 100% of the branded chewing gum business of Dandy A/S, the fourth largest chewing gum manufacturer in the world, from the Bagger-Sørensen family in Denmark for £222 million.

In May, the Group’s US subsidiary, Snapple Beverage Group, acquired Nantucket Allserve, Inc from Ocean Spray Cranberries, Inc and its minority shareholders for an undisclosed sum.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	5

Back to Contents

Description of Business

Developments in Previous Years continued

2002 continued

In May, the Group acquired a majority interest in Kent, Turkey’s leading sugar confectionery manufacturer, together with a majority equity interest in its distribution arm, Birlik, for £70 million (US$95 million).

In February, the Group announced that its open offer to acquire the outstanding 49% minority in Cadbury India Ltd had closed. At a price of 500 Rupees per share, the offer valued the minority shares at 8,749 million Rupees (£128 million). Approximately 16 million shares were tendered in the open offer for a total consideration of £111 million, taking Cadbury Schweppes’ holding above 94% of the paid-up capital of Cadbury India Ltd. This had increased to nearly 96% by the end of 2003.

In February, the Group acquired Squirt, the eighth largest carbonated soft drinks brand in Mexico, from Refremex AG for an undisclosed sum. The Squirt brand had concentrate sales of US$23 million (£16 million) in 2001.

2001

In October, the Group completed the acquisition of Pernod Ricard’s soft drinks brands and businesses in Continental Europe, North America and Australia for €720 million (£445 million). The transaction included the Orangina, Pampryl, Champomy and Yoo-Hoo brands and associated businesses. Under a separate agreement, Pernod Ricard also has an option to sell its soft drinks businesses in all other countries to Cadbury Schweppes at a future date for a separate consideration, not expected to exceed €35 million (£22 million).

In September, the Group announced that it had completed the acquisition of the ReaLemon and ReaLime brands in North America for US$128 million (£88 million). The transaction includes a manufacturing facility in Waterloo, New York, inventory and the global rights to the trademarks.

In July, the Group acquired La Casera, Spain’s third largest soft drinks manufacturer for a consideration of €104 million (£65 million). The combination of La Casera with Schweppes Spain gave Cadbury Schweppes number two overall position in the Spanish carbonated soft drinks market, up from 6% to 15% market share.

In July, the Group completed the disposal of the Royal Crown (RC) Cola International business and RC Cola’s private label concentrate supply for US$98 million (£68 million).

In January, the Group completed the acquisition of the confectionery brand, Mantecol, in Argentina, for US$23 million (£16 million). The acquisition strengthened the portfolio of Cadbury Stani, Cadbury Schweppes’ existing business in Argentina, giving it three of the top ten selling Argentinian confectionery brands by sales value.

In January, the Group completed the acquisition of the Spring Valley and Wave flavoured milk brands in Australia for AUD31 million (£11 million) in cash and assumed leasing liabilities with a value of AUD15 million (£6 million).

In January, the Group completed the acquisition of Slush Puppie Corporation for US$18 million (£12 million). Slush Puppie manufactures frozen, non-carbonated beverages.

6	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Competition

The soft drinks and confectionery industries are highly competitive and the Group’s brands compete with many other multi national, national and regional companies and private label suppliers in various markets. We compete actively in terms of quality, taste and price of the Group’s products and seek to develop and enhance brand recognition through the introduction of new products, new packaging, extensive advertising and promotional programmes.

The soft drinks industry includes a number of brand owners that act as licensors of branded products. Through Dr Pepper/Seven Up in the United States, our Europe Beverages region, which is primarily based in Continental Europe, and Schweppes Cottee’s in Australia, we are the third largest carbonated soft drinks company worldwide by sales volume. (Euromonitor 2002)

Cadbury Schweppes is among the top two confectionery companies in the world by sales value (Euromonitor 2002). The chocolate confectionery market is primarily a branded market. By contrast, the sugar confectionery market is significantly more fragmented, with a greater presence of local and regional brands and private label products.

Intellectual Property

The Group is the owner of numerous registered trade marks, copyrights, patents, designs and domain names throughout the world together with numerous licences, as well as substantial know-how, trade secrets and technology which relate to its products and the processes for their production, the packaging used for its products together with associated marketing materials and the design and operation of various processes and equipment used in its businesses.

An amount of £3,443 million has been included in the Group’s balance sheet at 28 December 2003 to reflect the cost of intellectual property acquired since 1985. While the Group does not generally charge annual amortisation of this cost in its UK GAAP accounts (or for US GAAP purposes from 2002 onwards), in the event of any diminution in value, an appropriate charge would be made against income. For further information on our policy regarding the amortisation of the cost of brands see Note 1 to the Financial Statements.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	7

Back to Contents

Description of Business

Employees

The average number of people employed by the Group in each region is summarised in the table below:

Number of Employees

	2003	2002	2001

Americas Beverages	6,910	6,970	6,465
Americas Confectionery	12,597	3,269	3,245
Europe, Middle East and Africa	22,334	18,745	17,088
Europe Beverages	3,137	2,885	2,090
Asia Pacific	9,731	9,548	8,810
Central	1,090	897	790

Total	55,799	42,314	38,488

During 2003, the average number of people employed by the Group and its subsidiaries in the UK, was 7,409 (2002: 6,838) and the aggregate gross remunerations, including bonuses, was £250 million (2002: £229 million).

Details of stock option plans available to our employees are provided in Note 30 to the Financial Statements.

Learning and Development

The Group’s People Strategy sets out Cadbury Schweppes’ commitment to ensuring all employees realise their full potential. Objectives are set and performance measured through annual individual performance and development reviews and hold regular personal development and career development discussions. 2003 was a year of transition as Cadbury Schweppes underwent a major reorganisation of the senior management and operational structure and started to integrate its largest ever acquisition, so learning and development was focused on enabling employees to work differently using the new aligned operational processes. Adams employees were introduced to some of the fundamental principles that underpin the way that Cadbury Schweppes does business, for example purpose and values. They were asked to commit to upholding Cadbury Schweppes’ stringent business principles so that the Group is able to maintain the highest standards of business ethics and integrity.

The Group’s Building Strategic Capability programme – a fundamental building block of Managing for Value – continues to be taken to all levels of management throughout the business, and has begun to roll-out to former Adams’ employees, further enhancing the Group’s ability to create strategies that deliver business results and growth. The consumer insight programme introduced in 2002 was rolled-out at a regional level through the sales and marketing academy, reflecting the ongoing investment and priority that the Group gives to sales and marketing excellence. Significant time has also been given to developing skills that support the introduction of new business processes and technology on a market-by-market basis. A new coaching and people development skills training programme was introduced successfully in the UK and is being introduced to the rest of the Group in 2004.

Employee Involvement

The Group went through major structure changes this year, and welcomed a large number of new employees to the business. This meant that employee communication and engagement was a particularly strong focus for 2003. A comprehensive communication programme was put in place to help Adams’ colleagues during the integration with the aim of ensuring they felt connected to Cadbury Schweppes and understood what was happening at each stage, and why, and giving them the opportunity to ask questions and provide input. New employee communication processes from the CEO to the Global Leadership Team – made up of the top 100 managers across the Group – were introduced, including a themed regular publication and voice-messages, giving them key updates and direction. Telephone conferences on key

8	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

commercial themes between the general managers of the Group’s business units foster better working together – crucial to efficiency improvements and continued commercial growth.

Financial participation continued to be encouraged through employee share plans.

The Group has two Europe-wide employee involvement processes to ensure appropriate European employee communications and build upon local communications and consultative processes.

Through its subsidiaries, Cadbury Schweppes has entered into numerous collective bargaining agreements and the Group’s management has no reason to believe that it would not be able to renegotiate any such agreements on satisfactory terms. Employee surveys are conducted in many parts of the Group and Cadbury Schweppes believes its relations with its employees are generally good.

Equal Employment Opportunities and Diversity

Diversity brings a richness of capability and perspectives that enable a global business like ours to stay relevant to customers and consumers. The Group makes special efforts to attract, empower and promote diverse and talented employees. Our desire to have an inclusive employment environment in terms of race, colour, ethnic or national origin, gender, sexual orientation, age, religion, marital status and disability is embedded in the Group-wide Equal Employment Opportunities & Diversity Policy. The Board monitors procedures and progress and Cadbury Schweppes uses training, workshops, induction and in some cases Diversity Committees to ensure it shares best practice and celebrate diversity.

“The Place to Be” is a publication which reinforces the Group’s commitment to ensuring that Cadbury Schweppes is a great place to work for everyone – filled with opportunity and growth for those with potential. It gives examples of different career paths taken by employees and sets out clearly to both existing and potential employees what working at Cadbury Schweppes should be like.

Disabled Persons

The Group employs people with disabilities, though not all of them are formally registered disabled persons in UK terms. If an employee becomes disabled, the Group always aims to offer an alternative job, wherever possible, with retraining where needed.

Pensions

Companies across the Group reflect local good practice in their retirement provisions. For example, the employee representatives on the Pensions Consultative Committee elect half of the trustees administering the Company scheme in the UK. The Company appoints the remaining trustees.

Details on Group pension arrangements are provided in Note 18 to the Financial Statements.

Properties

As of 28 December 2003 the Group had a total of 109 manufacturing plants and bottling facilities, of which 13 were located in Americas Beverages, 12 in Americas Confectionery, 45 in EMEA, 16 in Europe Beverages and 23 in Asia Pacific. Of these, 78 are engaged in the manufacture of confectionery products and 31 are engaged in the manufacture and bottling of beverage products. All of the above facilities are owned by the Group, except for 2 in Americas Beverages, 1 in Americas Confectionery, 5 facilities in EMEA, 1 in Europe Beverages and 2 in Asia Pacific, which are leased.

All the facilities are considered to be in good condition, adequate for their purpose and suitably utilised according to the individual nature and requirements of the relevant operations. The Group has a continuing programme of improvements and replacements to property when considered appropriate, to meet the needs of the individual operations.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	9

Back to Contents

Description of Business

Properties continued

The table below details the material properties of the Group, representing those sites with the most significant unmitigated loss exposures. All are manufacturing facilities and are owned by the Group except where indicated. The majority of these properties have a capacity utilisation in the range of 40-85%:

Material Properties

Location	Principal Products	Production
		Capacity in		Area in
		’000 tonnes		’000 sq ft

Bournville, UK	Chocolate Confectionery	123		1,766
(part leasehold)

Somerdale, UK	Chocolate Confectionery	98		933

Aspers, USA	Beverages	943	*	620

Ringwood, Australia	Chocolate Confectionery	48		610

Williamson, New York, USA	Beverages	700	*	578

Rockford, Illinois, USA	Gum Confectionery	58		536

Coolock, Ireland	Chocolate Confectionery	66		488

Gladstone Avenue, Canada	Chocolate Confectionery	49		442

Puebla, Mexico	Gum Confectionery	97		408

Chirk, UK	Confectionery Feedstocks	58		261

St. Genest, France	Gum Confectionery	51		204

St Louis, Missouri, USA	Beverages Concentrates	170	*	199

Marlbrook, UK	Confectionery Feedstocks	83		132

Carcagente, Spain	Beverages Concentrates	19	*	130

Dublin, Ireland	Gumbase	24		80

* in millions of litres

Environment

The Cadbury Schweppes Environmental Programme occupies a key position in the Group’s business agenda. The Board of Directors adopted a corporate Environmental Policy in 1993 and an updated policy was issued in 2000. The Group’s policy and its management processes deal not only with issues related to the manufacturing of our products, they also deal with protecting the ecosystems from which we derive our raw materials, the management of our supply chain and the distribution, sale and consumption of our products. In line with the Company’s commitment to update the policy regularly, a review of the policy was initiated in late 2003.

A new, integrated, Environmental, Health & Safety Policy has been adopted. This new policy has replaced both the previous Environmental Policy and the Health & Safety Statement of Intent. In line with the new policy, a comprehensive set of Environmental, Health & Safety standards is being developed and will be rolled throughout the Group during 2004.

As a major international group, the Group clearly recognises its environmental responsibilities and the need to care for the workforce, local communities, and all who may be affected by the Group’s activities. The Group has developed a Guide to Environmental Management to address its policy and key commitments and to provide a framework for implementing these throughout the Group.

The Group continues to invest in systems, processes and facilities so that performance is measured and continually improved against commitments in the key areas of air emissions, water, energy and materials conservation; wastewater treatment; solid waste and packaging management; and soil and groundwater protection. Sound and responsible environmental

10	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

management remains integral to the Group’s business and the strength of the programme is measured in the delivery of performance targets in the Group’s operations.

Research and Development

The Group engages in research and development (R&D) activities relating to the introduction and improvement of products, packages and manufacturing processes. The business is supported by high quality technical facilities for R&D led by establishments based at Reading, UK, and Morris Plains, New Jersey, USA. Reading Scientific Services Ltd provides research and analytical services to the Group and external customers. The Cadbury Adams Morris Plains facility supports the Group’s gum and medicated confectionery businesses. The Cadbury Schweppes Beverage Innovation Centre at Trumbull supports the Group’s beverages operations in North America. In addition, a number of smaller R&D establishments around the world provide support to local business units.

The Group’s R&D activities include the rigorous assessment of the safety of products and ingredients, and the development of improved tastes and textures that meet or exceed consumer expectations.

The Group spent £53 million in 2003, £32 million in 2002 and £29 million in 2001 on research and development.

Customers and Suppliers

No single customer or supplier accounts for more than 10% of either the Group’s turnover or purchases respectively.

Raw Materials

Cocoa Beans are the most significant raw material used in the production of the Group’s chocolate confectionery products. These are imported from West Africa and the Far East. West Africa accounts for over 60% of world production. The Group attempts to minimise the effect of volatile cocoa bean price fluctuations by entering into forward and future contracts for cocoa beans and cocoa butter in order to meet its planned future requirements.

One of the principal raw materials used by the Group in its soft drinks and confectionery products is sugar. The Group purchases most of its sugar at prices essentially set by the European Union or maintained by various national governments through quotas and duties, with only a relatively small proportion purchased at fluctuating volatile world prices. The Group has not experienced and does not anticipate difficulty in obtaining adequate supplies of sugar for its operations, with sourcing available from numerous refiners. Another raw material used is aspartame, a sweetening agent used in diet soft drinks products. Aspartame is available from several sources.

Other raw materials purchased in substantial quantities by the Group for its confectionery business, which may fluctuate in price, include milk and various types of nuts and fruit. In the case of milk, alternative sources are available. While California and Turkey are the preferred sources for certain nuts and fruit, alternative supplies are available from South Africa, Australia and Italy.

For further information on raw materials and the risks associated with purchasing commodities see pages 47 and 173.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	11

Back to Contents

Description of Business

Ethical Trading and Human Rights

The Company continues to expand as a business. To sustain this growth and success in different and changing markets and diverse cultures, we remain committed to achieving the highest international standards. Our Board level Corporate and Social Responsibility Committee established in 2000 and chaired by a Non-Executive Director, oversees our social responsibility agenda centred on ethical trading, community, people and environmental issues.

Our Human Rights and Ethical Trading Policy sets out the principles of the Company’s approach to issues like core labour rights, health and safety and respect for diversity. These principles are being applied to our own business and to our supply chain around the world.

Government Regulations

The production, distribution and sale of many of the Group’s products are subject to governmental regulation regarding the production, sale, safety, labelling and composition/ ingredients of such products in the various countries and governmental regions in which the Group operates. In addition, the manufacture of many of the Group’s products, and the Group’s other activities, in various markets is subject to governmental regulation relating to the discharge of materials into the environment, and also to the reclamation and re-cycling of packaging waste. The packaging of the Group’s beverage products in certain markets is subject to governmental regulation encouraging returnable containers. At all times the Group is subject to the employment and health and safety legislation in those countries in which it has operations.

The Group’s operations are also subject to the risks and uncertainties inherent in doing business in numerous countries. A number of countries in which these operations are conducted maintain controls on the repatriation of earnings and capital and restrict the means available to the Group for hedging potential currency fluctuation risks. However, the operations which are affected by such controls are not material to the Group as a whole, and such controls have not significantly affected the international operations of the Group. In some of the countries where the Group operates, the regulatory authorities may have enforcement powers which could subject the Group to such actions as product recalls, seizure of products and other sanctions. However, the Group believes that it has taken and continues to take measures to comply with applicable laws and governmental regulations in the jurisdictions within which it operates so that the risk of such sanctions does not represent a material threat to the Group.

12	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Operating and Financial Review

Overview	14

Operating Review	20

2003 Compared to 2002	20

2002 Compared to 2001	30

Capital Structure and Resources	37

Review of Accounting Policies	44

Contents	Inside Front Cover

Glossary	174

Cross reference to Form 20-F	175

Index	178

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	13

Back to Contents

Operating and Financial Review

Overview

(a)	Information used by management to make decisions

The Group produces period management accounts for regular review by the Chief Executive’s Committee (CEC). These accounts are used by the CEC to make decisions and assess business performance.

The key performance measures, which are monitored on a Group wide and regional basis by the CEC, are:

•	Turnover
•	Sales volumes
•	Underlying operating profit
•	Underlying operating margins
•	Cash flow from operating activities (a key component of free cash flow)
•	Free cash flow

In the analysis that follows, each year under review starts with an overview that analyses Group turnover and underlying operating profit, including the impact of exchange rates, and acquisitions and disposals.

As part of the review of each year there is an analysis of marketing, exceptional restructuring costs, goodwill/intangibles amortisation, share of operating profit in associates, interest, taxation, minority interests, dividends, earnings per share, acquisitions and disposals, and the effect of exchange rates and inflation.

Following the Group-wide overview, there is a review of the comparative results of each of the five business regions. In February 2003 the Group announced that it would reorganise the business from six to five regions, and each region is defined as a “segment” for reporting purposes. Each segment reviews turnover, underlying operating profit and exceptional restructuring charges. Underlying operating profit refers to each segment’s operating profit before exceptional items, and goodwill/intangibles amortisation and is the measure of profit or loss for each reportable segment used by the CEC and management.

The meanings of certain terms used in this Operating and Financial Review are as follows:

References to “constant exchange rates” refer to the method the Group uses to analyse the effect on turnover and underlying operating profit attributable to changes in exchange rates by recomputing the current year results using the prior year exchange rates and presenting the difference as exchange movements.

References to “excluding acquisitions and disposals” are to “base business” growth excluding the first 12 month’s impact of acquisitions and the last 12 month’s impact of disposals. This impact is referred to as growth from acquisitions and disposals. Once an acquisition has lapped its acquisition date then it is included within the base business results as there is a comparative period in the prior year results to compare the performance to. Acquisitions and disposals are excluded from the base business results as this provides comparisons of base business performance for users of the accounts.

References to “base business” or “normal growth” refer to changes in turnover, underlying operating profit, underlying earnings per share and other financial measures from year to year not attributable to exchange rate movements, or acquisitions and disposals.

The Group believes that removing the effect of exchange rates and acquisitions and disposals provides shareholders with a meaningful comparison of year on year performance of the base business. A reconciliation of the Group’s reported results is included on pages 20 and 30.

14	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

The Group presents “underlying earnings per share”, along with a reconciliation to reported earnings per share in Note 9 to the financial statements. The Group calculates underlying earnings per share, which is a non-GAAP measurement, by adjusting basic earnings per share to exclude the effects of the following (net of related tax):

•	goodwill/intangibles amortisation;
•	exceptional restructuring costs;
•	profits/(losses) on disposal of fixed assets; and
•	profits/(losses) on sale of subsidiaries and investments.

The Group believes that “underlying operating profit”, “underlying earnings” and “underlying earnings per share” provide additional information on underlying earnings trends to shareholders. These measures are used by the Group for internal performance analysis (see page 14) and incentive compensation arrangements for employees (see page 65). The term “underlying” is not a defined term under UK or US Generally Accepted Accounting Principles (GAAP), and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to, GAAP measurements of profit. See Group Profit and Loss Account on page 88.

References to “free cash flow” refer to the amount of cash generated by the business after meeting all its obligations for interest, tax and dividends and after all capital investment excluding share sales or purchases by the Employee Trust. A reconciliation of free cash flow to cash flow from operating activities and associates is provided on page 17.

The Group believes that the use of free cash flow provides shareholders with a measure of cash generation that focuses on the post tax cash flows generated from the operating activities of the business after deducting the costs of servicing of finance, and on-going capital investment. This free cash flow can then be used to repay sources of finance, or invest in new acquisitions.

(b)	Executive Summary

Analysis of Results

					Constant Currency#
				Reported
		2003	2002	Growth %	Growth %	Growth %
						Excl. Acqn’s
						& Disposals

Turnover	£m	6,441	5,298	+22	+22	+2
Underlying Operating Profit	£m	1,052	983	+7	+10	–1
– Goodwill/intangibles amortisation	£m	(129)	(64)
– Operating exceptional items	£m	(224)	(53)

Group Operating Profit	£m	699	866	–19	–13	–11

Profit Before Tax	£m	564	830	–32
Underlying Profit Before Tax*	£m	922	935	–1

Basic EPS	p	18.2	27.4	–34
Underlying EPS*	p	32.0	32.0	–	+2	+2

*		Both underlying profit before tax and underlying earnings per share (EPS) include associates, exclude goodwill/intangibles amortisation and exceptional items (see Group profit and loss account on page 88 and page 16 for reconciliation of basic EPS to underlying EPS).
#		Constant currency growth excludes the impact of exchange rate movements during the year.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	15

Back to Contents

Operating and Financial Review

(b) Executive Summary continued

Turnover in 2003 was £6,441 million. This was £1,143 million, or 22%, higher than in 2002. The net effect of exchange movements during the year was to decrease reported turnover by £18 million.

The impact of acquisitions, net of disposals, increased turnover by £1,050 million. The most significant contributors to growth from acquisitions were Adams, Dandy, Kent and Apollinaris & Schweppes. Base business turnover grew 2% driven by the EMEA region, especially Cadbury Trebor Bassett.

Underlying operating profit (operating profit before goodwill/intangibles amortisation and exceptional items) was £1,052 million. This was £69 million or 7% higher than in 2002. At constant currency the growth was 10%. The base business declined by 1% and the full-year impact of acquisitions, net of disposals, contributed 11% (£108 million) primarily from Adams and Apollinaris & Schweppes. Currency movements had a £25 million (3%) adverse impact on underlying operating profit with the US dollar weakness more than offsetting strength in the Euro and Australian dollar. See business segment performance analysis starting on page 24 for further explanation of these movements.

Group operating profit was down £167 million (19%) compared to 2002. This was driven by higher goodwill/intangibles amortisation and exceptional restructuring costs, both of which increased as a result of the Adams acquisition.

Reported profit before tax fell by 32% to £564 million reflecting higher operating exceptional costs, and goodwill/intangibles amortisation, as well as higher interest charges resulting from the increased level of debt following the acquisition of Adams, and other 2002 acquisitions.

Earnings per Ordinary Share

	2003	2002
	pence	pence

Basic earnings per share	18.2	27.4
Goodwill/intangibles amortisation	6.4	3.2
Operating exceptional items	11.1	2.6
Non operating exceptional items	0.3	(0.6)
Effect of tax on above items	(4.0)	(0.6)

Underlying earnings per share	32.0	32.0

Basic earnings per share fell by 34% to 18.2 pence principally reflecting the increase in exceptional items and goodwill/intangibles amortisation arising on acquisitions.

Underlying earnings per share (earnings before goodwill/intangibles amortisation and exceptional items) remained constant at 32.0 pence in reported currency. At constant currency, the base business grew underlying earnings per share by 2%. Acquisitions, net of disposals, diluted full year earnings per share by 0.1p (0.3%).

16	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Free Cash Flow

	2003	2002	2001
	£m	£m	£m

Cash flow from operating activities and associates	1,063	1,109	1,139
Net capital expenditure (a)	(285)	(251)	(233)
Taxation, returns on investments and servicing of finance	(372)	(320)	(295)
Ordinary dividends	(234)	(223)	(214)

	172	315	397

(a)	excluding sale or purchase of shares by the Employee Trust.
Refer to Group Cash Flow Statement on page 92 for a reconciliation of free cash flow to cash outflow before use of liquid resources and financing.

The Group generated free cash flow (after dividend payments) of £172 million, a decrease of £143 million compared to 2002, due to the cash impact of higher restructuring charges, the costs of financing Adams and an increase in year end working capital. The working capital movement largely related to movements in cocoa prices and up front marketing payments in Americas Beverages.

This reduction of free cash flow was in line with the Group’s expectations, as 2003 was expected to be a transitional year as the Group commenced the integration of Adams and started the first year of the four year Fuel for Growth programme.

(c)	Sources of turnover and expenses

Turnover is generated from the sale of branded confectionery products such as chocolate, sugar confectionery, gum and mints, and the sale of branded carbonated and non carbonated beverage products. Cash is usually generated in line with turnover and there are no significant time lags.

Direct operating expenses consisted mainly of raw materials, which for confectionery products are mainly cocoa, milk, sugar, various types of nuts and fruit, and packaging. The raw materials included in beverages are mainly high fructose corn syrup, water, flavourings and packaging. The other major direct cost is labour. Indirect operating costs include marketing, distribution, indirect labour, warehousing, sales force, innovation, IT and administrative costs.

Cash receipts and payments are generally received, and made, in line with the related profit and loss account recognition. The main exceptions to this are:

•	Cocoa futures where the cash is utilised over the life of the future, but the profit and loss charge is recorded when cocoa is sold in finished goods as cocoa purchases are accounted for as a hedge under UK GAAP.
•	Up front contractual payments in Americas Beverages, which are charged to the profit and loss account over the period of the supply contract.
•	Depreciation charges for capital expenditure, where the cash is utilised when the capital expenditure is made, and the depreciation is charged to the profit and loss account to match utilisation of the asset.

(d)	Industry wide and economic factors

For a review of the above factors see pages 7 to 12 in the Description of Business section.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	17

Back to Contents

Operating and Financial Review

(e)	Integration of Adams

In March 2003 the Group acquired the Adams business from Pfizer Inc. for £2.7 billion. Adams is a branded global confectionery manufacturer of gum and medicated sweets. The 2003 accounts included 39 weeks of trading during which the business had underlying operating profit (operating profit before goodwill/intangibles amortisation and exceptional items) of £95 million on turnover of £865 million.

Key highlights in respect of Adams are as follows:

•	Adams was slightly dilutive to 2003 underlying earnings, which was ahead of the acquisition case projections partly due to lower financing costs.
•	The growth engines in Latin America continued to perform well.
•	The performance of the base business is beginning to improve, notably through more stable gum share performances in the US and Canadian markets.
•	The Group is beginning to capture revenue synergies, particularly as Adams’ products are distributed through the existing routes to market in EMEA.
•	The Adams integration programme is on track and the Group expects to deliver broadly in line with expectations in 2004.

(f)	The Fuel for Growth programme

In mid-2003, the Group began to implement a major four-year cost reduction initiative with the aim of cutting direct and indirect costs by £400 million per annum by 2007. Significant activities in 2003 included the coming together of the beverage businesses in North America, commercial and back office savings arising from the integration of Adams and confectionery supply chain optimisation in Europe. The Group realised gross cost savings, before reinvestment in growth related activities of £25 million in 2003 and expects to realise an additional gross cost saving of £75 million in 2004.

This programme was the main driver of the increase in the charge for exceptional restructuring costs from £53 million in 2002 to £224 million in 2003.

(g) Future trends

Future turnover and operating profit results may be affected by certain trends affecting the principal product markets in which the Group operate and this includes the global challenge of rapidly rising obesity levels. Changing consumer preferences may affect growth rates in carbonated soft drinks and certain confectionery products, particularly in developed markets where the risks of obesity have a higher profile. The Group has sought to address this through continuing product innovation and diversification, including expansion in still and fruit-based beverages, diet or light drinks and waters. In confectionery, the Group has sought to expand its product range in sugar and functional confectionery products and chewing gum. The Group continues to expand its business operations in developing markets, which are viewed as having the potential for significant volume growth.

A significant part of the Group’s business is conducted through licensing arrangements, notably with bottlers of its beverages products in the USA. There is also a greater concentration of its customer base around the world, generally due to the consolidation of retail trade. Changes in bottling arrangements, such as the termination of certain 7 UP licences in 2002 in the US, or pricing pressures from customers in countries with concentrated retail trade, could adversely impact the Group’s turnover or operating profits in particular market segments for a period of time.

18	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

(h)	Performance measurement

From 1997 to 2002 the Group had three external performance targets as follows:

•	underlying earnings per share growth of at least 10% per annum at constant currency;
•	free cash flow per annum of £300 million (£150 million from 1997 to 2000); and
•	top quartile shareowner return against a range of other FMCG companies

However at the start of 2003 the Group stated publicly that these targets would not be met in 2003, since the year would be one of transition as the Group acquired and integrated Adams, which was expected to be earnings dilutive in 2003.

Going forward the Group remains committed to generating superior shareowner returns and in pursuit of this goal has set three external financial performance goals for the 2004 – 2007 period. These are:

•	turnover growth of between 3% and 5% per annum at constant currency;
•	underlying operating margin growth (prior to associates, exceptional items and goodwill/ intangibles amortisation) of between 50 and 75 basis points per annum at constant currency; and
•	free cash flow totalling £1.5 billion over the four year period.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	19

Back to Contents

Operating and Financial Review

Operating Review

(a) 2003 Compared to 2002

(i) Executive Summary

Analysis of Results

				Base
		Exchange	Acquisitions/	business
	2002	effects	disposals (a)	growth	2003
	£m	£m	£m	£m	£m

Turnover – Continuing Operations	5,298	(18)	1,050	111	6,441

Change %		–	20	2	22

Underlying operating profit (b)
Americas Beverages	585	(50)	–	(3)	532
Americas Confectionery	15	(1)	83	(2)	95
EMEA	280	6	11	11	308
Europe Beverages	104	11	7	(2)	120
Asia Pacific	114	9	15	(10)	128
Central	(115)	–	(8)	(8)	(131)

Underlying operating profit	983	(25)	108	(14)	1,052

Change %		(3)	11	(1)	7

Goodwill/intangibles amortisation	(64)	2	(67)	–	(129)
Operating exceptional items	(53)	(1)	(74)	(96)	(224)

Group operating profit	866	(24)	(33)	(110)	699

Change %		(2)	(4)	(13)	(19)

Underlying earnings per share (b)	32.0	(0.6)	(0.1)	0.7	32.0

(a)	Includes impact of acquisitions in the first 12 months of ownership, and disposals in the last 12 months of ownership.
(b)	Both underlying profit before tax and underlying earnings per share (EPS) include associates, but exclude goodwill/intangibles amortisation and exceptional items.

The key highlights of 2003 were as follows:

•	Reported Group operating profit fell by 19%, reflecting increased goodwill/intangibles amortisation and exceptional restructuring costs;
•	Underlying operating profit increased 10% in constant currency, driven by acquisitions;
•	Stronger US carbonates performance in second half, led by Dr Pepper, after a difficult first half;
•	Record market share and profits at Cadbury Trebor Bassett;
•	Acquisition of Adams, with performance during the year being in line with the acquisition case;
•	Major organisational change completed following senior management restructuring; and
•	Fuel for Growth programme beginning to deliver.

(ii)	Review of 2003 Group Profit and Loss Account

1	Turnover
Turnover in 2003 was £6,441 million, an increase of £1,143 million (22%) over turnover of £5,298 million in 2002. The net effect of exchange movements during the year was a decrease in reported turnover of £18 million (0%); this was because the weakening of the US dollar offset the strengthening Euro, Australian and Canadian dollars.

Acquisitions, net of disposals, increased turnover by £1,050 million. The most significant contributors to growth from acquisitions were Adams (mainly in the Americas), Dandy and Kent in the EMEA region and Apollinaris & Schweppes in Europe Beverages.

20	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Base business turnover grew 2% driven by the EMEA region, especially Cadbury Trebor Bassett.

2	Group operating profit
Group operating profit excluding associates was down £167 million (19%) to £699 million compared to 2002. This was driven by higher goodwill/intangibles amortisation and exceptional restructuring costs, both of which increased as a result of the Adams acquisition.

Underlying operating profit and underlying operating margin
Underlying operating profit (operating profit before goodwill/intangibles amortisation and exceptional items) in 2003 was up £69 million or 7% to £1,052 million. Exchange rate movements had a £25 million (3%) adverse impact on underlying operating profits, with the US dollar weakness more than offsetting strength in the Euro and Australian dollar. There was a greater impact of exchange on underlying operating profit than turnover as the Group generated higher profits in the currencies that have weakened during the year compared to those that have strengthened.

At constant currency growth in underlying operating profit was 10%. The base business declined by 1% and acquisitions, net of disposals, contributed 11% (£108 million). The main contributions to the acquisition led growth were Adams and Apollinaris & Schweppes.

The final quarter saw a broad based improvement in performance with all of the key businesses having a stronger finish to the year. The US carbonates business strengthened through the second half, led by the flagship brand Dr Pepper after a difficult first half. Despite the hot summer, Cadbury Trebor Bassett delivered record turnover, underlying operating profit and market share following a good Christmas and the confectionery and beverage operations in Australia recovered strongly in the second half after a slow start to the year.

Underlying operating margins fell from 18.5% to 16.3% in part reflecting lower margins on newly acquired businesses, especially Adams for which the underlying operating margin was 11% in the 9 months of ownership in 2003. Excluding acquisitions, underlying operating margins fell by one percentage point to 17.5%, with the decline due to higher employee and IT costs, weak first half results in Asia Pacific and Americas Confectionery and the impact of hot weather in Europe on confectionery sales.

It is expected that growth in underlying operating profit in the business in 2004 is likely to be tempered by some above inflation cost increases in areas such as raw materials, pensions, healthcare and insurance and a higher depreciation charge relating to the installation of new IT systems. The Group expects it will deliver performance in 2004 within its financial goal ranges of turnover growth of 3% – 5% at constant currency, and underlying operating margin increases of 50 – 75 basis points at constant currency.

Marketing
Total marketing expenditure in 2003 was £702 million, an increase of 28% over 2002 (£547 million) and an increase of 30% at constant exchange rates. This represents a marketing to turnover ratio of 10.9% compared to 10.3% in 2002, with the increase being due to the acquisition of Adams, which had a higher marketing to turnover ratio.

Prior to acquisitions, the marketing to turnover ratio was 9.9%, with the year-on-year reduction reflecting the combination of exchange rate movements and lower spend during periods of unfavourable weather conditions in Americas Beverages and EMEA.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	21

Back to Contents

Operating and Financial Review

Operating exceptional items
Summary
In 2003 the Group undertook a significant reorganisation of the senior management and operational structure and commenced the execution of the Fuel for Growth programme, a key part of which is fully integrating Adams. These factors contributed to an increase in operating exceptional items relating to restructuring activities from £53 million in 2002 to £224 million in 2003. The 2003 charge was broken down as follows:

2003
£m

Integrating Adams	70
Integration of other acquisitions from 2001 and 2002	27
Other Fuel for Growth projects in the base business	65

Total Fuel for Growth	162

Senior management reorganisation/other	22
Write down of IT assets	40

Total	224

Of this total charge of £224 million, £115 million was redundancy related and £49 million was asset write offs. The remaining costs consisted of external consultants, site closure costs, provisions for onerous leases, relocation costs and contract termination payments.

The Group expects that exceptional costs relating to restructuring are likely to fall by around one third in 2004. This will be below the charge for 2003 but significantly above prior years as the Group will continue to incur exceptional restructuring costs related to the integration of Adams, and the continuation of the four year Fuel for Growth programme.

Regional analysis
More detailed information on the exceptional restructuring activities in each region is provided in the business segments performance section from pages 24 to 29. The table below details the regional analysis of exceptional restructuring costs.

Regional analysis

	2003	2002
	£m	£m

Americas Beverages	26	6
Americas Confectionery	24	–
EMEA	71	17
Europe Beverages	19	23
Asia Pacific	18	5

	158	51
Central	66	2

	224	53

Goodwill/intangibles amortisation
Goodwill/intangibles amortisation increased from £64 million to £129 million. This was driven by the charge for nine months of the non-brand element of the Adams intangibles, and the effect of a full year charge for the 2002 acquisitions of Kent, Nantucket Nectars, Dandy and Apollinaris & Schweppes.

22	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

3	Share of Operating Profit in Associates
In 2003 the share of operating profit in associates decreased by £7 million to £51 million. This was a result of the disposal of 25% of the Group’s share of Camelot Group plc, the acquisition of 100% ownership of Apollinaris & Schweppes (previously accounted for as a 28% owned associate), exchange losses related to the US dollar, and the weaker performance of DPSUBG in the US Beverages market. There was a strong performance from Cadbury Nigeria and other smaller associates.

4	Interest
In 2003 the net interest expense arising in Group companies increased by £75 million to £181 million, principally as a result of the interest charges on the debt used for the Group’s acquisition of Adams in March 2003 and the full year effect of the increased debt related to the Group’s acquisitions in 2002.

The Group’s share of associate interest fell £5 million from 2002 to £15 million, due to lower interest rates and the effects of a weaker US dollar on DPSUBG. Overall interest cover in 2003 fell to 4.1 times from 8.7 times.

5	Taxation
The Group’s reported tax rate in 2003 remained constant at 30.7%.

The tax rate on underlying profit before tax was 27.5% as compared to 28.7% in 2002. The tax rate was impacted by the settlement of some prior year tax issues with the relevant tax authorities. The Group expects this rate to be broadly sustainable for 2004.

6	Minority Interests
Profit attributable to equity and non-equity minority interests in 2003 of £25 million was £2 million lower than 2002. This reduction was as a result of exchange rate movements on the dividends attached to the Group’s preferred share securities, which were issued in US dollars.

7	Dividends
The Board proposed a final dividend of 8.35 pence, up from 8.0 pence in 2002, bringing the total dividend for the year to 12.0 pence. This represents a 4% increase on 2002 and underlying dividend cover of 2.7 times. Further dividend information for shareholders is given in Additional Information for Shareowners on page 164.

8	Earnings per share
Basic earnings per share (after goodwill/intangibles amortisation and exceptional items) fell by 34% to 18.2 pence principally reflecting the increase in exceptional restructuring costs, goodwill/intangibles amortisation arising on acquisitions and higher interest costs.

Underlying earnings per share (before goodwill/intangibles and exceptional items) remained constant at 32.0 pence at reported exchange rates. At constant exchange rates the base business grew underlying earnings per share by 2%. Acquisitions net of disposals diluted full year earnings per share by 0.1p or 0.3%.

9	Acquisitions and Disposals
On 30 March 2003 the Group acquired the Adams Confectionery business from Pfizer Inc. for total consideration of £2.7 billion. Adams is a branded global confectionery manufacturer of gum and medicated sweets.

The Group also acquired The Natural Confectionery Company, an Australian confectionery business for £31 million, and completed two smaller acquisitions for £13 million.

£2,468 million of goodwill and intangible assets arose on acquisitions during 2003.

The only disposal during the year was the sale of Bouquet d’Or, a French confectionery business.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	23

Back to Contents

Operating and Financial Review

10	Effect of exchange rates and inflation on reported results for 2003
The Group’s reported results have been affected by changes in the exchange rates used to translate the results of non-UK operations. In 2003 compared with 2002, the biggest exchange rate impact on the Group’s results was the 9% weakening of the US dollar followed by the weakening Mexican Peso, which fell by 22%. The weakness in the US dollar was partially offset by the Euro (up 9%), the Canadian dollar (up 3%), the Australian dollar (up 8%), and the South African rand (up 21%).

Overall the impact of exchange rate movements on the Group was adverse and therefore turnover and underlying operating profit were £18 million, and £25 million lower, respectively, than would have been the case had the exchange rates prevailing during 2002 been applied. There was a greater impact on underlying operating profit than turnover as the Group generated higher profits in the currencies that have weakened during the year compared to those that have strengthened.

General price inflation in countries where the Group has its most significant operations remained at a low level throughout the year and in general terms was within the 1% to 3% range. In certain developing markets, notably Venezuela, Turkey, Brazil, Russia and Argentina, the rate of inflation was significantly higher than this range, but the impact was not material to the Group results.

(iii)	2003 Compared to 2002 – Business segments performance Americas Beverages

Full Year Results (£m)

		Base	Acquisitions/	Exchange
	2002	Business	Disposals	Effects		2003

Turnover	1,982	(3)	9	(174)		1,814
		–%	–%	(8%	)	(8%	)

Underlying Operating Profit	585	(3)	–	(50)		532
		–%	–%	(9%	)	(9%	)

The results of Americas Beverages in 2003 were significantly impacted by:

•	a challenging US soft drinks market due to the combination of unseasonably cold, wet weather, difficult economic conditions and changing consumer demand;
•	the transfer of around 30% of 7 UP volumes into a new distribution system;
•	an 8% decline in Dr Pepper fountain and food service volumes in the first half due to contract issues with a major customer; and
•	a weak second half performance from the non-carbonates portfolio.

After a number of years of strong performance, non-carbonates had a mixed year. Demand in the core categories was weak, particularly in the Northeast US, which is Snapple’s heartland, as turnover in the high margin convenience channel was adversely impacted by the cold summer. In addition a decision was taken to reduce stock levels in Snapple’s wholesale network in the third quarter.

The performance of the carbonated soft drinks portfolio improved steadily throughout the year. The improved performance was led by Dr Pepper and was the result of new marketing programmes, better bottler execution, greater focus on diet products and a turnaround in the important fountain business. Carbonates volumes were up 1% in the fourth quarter excluding the impact of the 7 UP transfers. There was also strong growth from the diet portfolio, which grew by 9% during the year.

24	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Underlying operating margins in the second half were impacted by adverse product mix in the non-carbonate business, the costs of preparing Americas Beverages for a major new IT system in 2004, and continued inflation in employee and raw material costs.

The coming together of the three businesses in North America – Dr Pepper/Seven Up, Mott’s and Snapple – into a cohesive refreshment beverage operation was significantly advanced by the year end with cost savings generated through the consolidation of commercial and back office activities.

Outside of underlying operating profit were operating exceptional costs of £26 million. These consisted of £18 million for projects under the Fuel for Growth programme related to the coming together of the three existing beverage companies, and £6 million associated with the senior management re-organisation. Included within the £26 million were £14 million of redundancy costs with the other costs consisting of asset write offs, warehouse relocation, and external consulting.

Americas Confectionery

Full Year Results (£m)

		Base	Acquisitions/	Exchange
	2002	Business	Disposals	Effects		2003

Turnover	233	3	638	(3)		871
		1%	274%	(1%	)	274%

Underlying Operating Profit	15	(2)	83	(1)		95
		13%	553%	(7%	)	533%

The underlying operating profit (operating profit before goodwill/intangibles amortisation and exceptional items) decline before acquisitions reflected a difficult first half in the Canadian business. Second half profits improved significantly as the business focused on the more profitable elements of its portfolio. Stani in Argentina continued to perform strongly.

The initial integration of Adams into the region took place smoothly, and the major achievements during the year were:

•	the creation of the new regional management structure and team;
•	the integration of commercial activities in the US, Canada, Argentina and Mexico;
•	the transfer of the Latin American operations onto new Cadbury IT systems.

The businesses overall performed in line with expectations with momentum improving in the second half. This was driven by:

•	successful new product development and brand relaunches, notably Dentyne Fire in the US and Trident White in Canada;
•	Adams Mexico, which maintained strong turnover and profit momentum throughout the year; and
•	the Halls brand, which delivered strong results in nearly all markets.

Outside of underlying operating profit were operating exceptional costs of £24 million. These reflect the costs of integrating Adams into the Cadbury businesses especially in Canada (£8 million), USA (£5 million), and Brazil (£3 million) where the closures of the Avenida factory has been announced. The remaining costs related to Adams integration projects in Argentina, Colombia, and Mexico, and the senior management integration.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	25

Back to Contents

Operating and Financial Review

Europe, Middle East and Africa (EMEA)

Full Year Results (£m)

		Base	Acquisitions/	Exchange
	2002	Business	Disposals	Effects	2003

Turnover	1,787	71	205	54	2,117
		4%	11%	3%	18%

Underlying Operating Profit	280	11	11	6	308
		4%	4%	2%	10%

EMEA’s base business reported another good result in a year which saw some of the hottest summer temperatures on record in Western Europe. The hot weather adversely impacted volumes, particularly in the UK, Ireland and France reducing turnover by an estimated £15 million at least.

Underlying operating margins, particularly during the second half of the year were negatively impacted by higher costs relating to the major relaunch of Cadbury Dairy Milk in the UK and raw material inflation.

There were some good performances in the region’s biggest businesses:

Cadbury Trebor Bassett maintained the strong momentum seen in 2002 as it:
•	generated record turnover (up 7%), and underlying operating profits;
•	attained record market share with a year end confectionery market share of 30.1%, an increase of 40 basis points on 2002.

Key drivers of this strong performance by Cadbury Trebor Bassett were:
•	strong Easter and Christmas turnover;
•	the successful relaunch of the Cadbury Dairy Milk chocolate range, which increased turnover by 13% against last year;
•	better than expected results from the Adams business driven by the Halls brand.

In France, the business regained leadership in chewing gum, reflecting focus on the major Hollywood brand including the launch of new sugar-free products. Moulded chocolate share also grew, driven by the relaunch of Poulain.

Elsewhere the businesses in Africa delivered strong profit performances, led by South Africa and Egypt with Cadbury ranges tailored to key local price points continuing to drive growth in the region.

The Russian business was restructured in the first half with the integration of Dandy. While trading conditions remained challenging, performance improved significantly in the second half.

The Adams businesses in the region were integrated rapidly with full business consolidation taking place in the UK, Ireland, Poland, Greece, Portugal, Lebanon and South Africa. The Spanish business integration is expected to be fully complete by the end of the first quarter of 2004. Adams products were being sold into new outlets and markets via Cadbury distribution networks in the UK, Ireland, Russia, Denmark and Nigeria. Overall, the profit contribution from the Adams’ operations exceeded the acquisition plan.

26	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Outside of underlying operating profit were operating exceptional costs of £71 million, which reflected a number of Fuel for Growth programmes.

The largest of these was within Cadbury Trebor Basset in the UK (£36 million). These costs included the announced closure of factories in Manchester and Chesterfield, as well as the integration of the Adams sales force and a redundancy programme in the ongoing operations. £34 million of these costs were redundancy related.

Other exceptional restructuring activities included:

•	redundancies following Adams integration in Spain (£9 million);
•	redundancies and asset write offs as a result of manufacturing reconfiguration in Ireland (£7 million);
•	factory closure, and Adams integration related redundancies, in France (£4 million);
•	Dandy integration redundancies and relocation costs in Denmark and Russia (£5 million);
•	Adams integration projects in Portugal, Italy, Switzerland, Greece, Russia, South Africa and Egypt with total costs of £8 million.

Europe Beverages

Full Year Results (£m)

		Base		Acquisitions/	Exchange
	2002	Business		Disposals	Effects	2003

Turnover	548	14		77	53	692
		3%		14%	9%	26%

Underlying Operating Profit	104	(2)		7	11	120
		(2%	)	7%	10%	15%

Europe Beverages had a slow start to the year in markets which were generally weak. Performance in the second half in all the key businesses was boosted by the hot summer, particularly in France, Spain and Germany. However, profit performance was impacted by the cost of contracting out production to meet demand in the peak summer months.

There were strong performances from Schweppes across the region, particularly in France and Spain where new packaging boosted sales growth in the hotel and restaurant trade. In France, the diet carbonates portfolio outperformed a segment, which was growing at 30% in 2003, driven by Orangina, Schweppes Agrum and Schweppes Lemon.

Apollinaris & Schweppes continued to progress well, outperforming a market which was severely affected by the German government’s introduction of mandatory deposits on non-returnable packaging. Volumes were ahead of 2002 and the business is investing in extra returnable capacity to satisfy strong demand.

In France, the sales and administration functions of Schweppes and Orangina were merged and a factory in Fergesheim closed. In February 2004 the Group reached an agreement with San Benedetto to enlarge the manufacturing arrangement to include the principal production facilities acquired as part of the Orangina transaction. In Spain, the Logrono facility was closed with production transferring to Toledo.

Outside of underlying operating profit were operating exceptional costs of £19 million, which mainly included:

•	redundancies associated with the integration of Orangina into Schweppes France (£9 million);
•	costs associated with the Logroño factory closure and commercial integration projects in Spain (£8 million).

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	27

Back to Contents

Operating and Financial Review

Asia Pacific

Full Year Results (£m)

		Base		Acquisitions/	Exchange
	2002	Business		Disposals	Effects	2003

Turnover	738	26		121	52	937
		4%		16%	7%	27%

Underlying Operating Profit	114	(10)		15	9	128
		(9%	)	13%	8%	12%

The fall in underlying operating profits (operating profit before goodwill/intangibles amortisation and exceptional items) before acquisitions reflected first half issues where a combination of factors adversely impacted results. These included:

•	trade destocking in the first quarter;
•	the impact of raw material price increases on the Australian confectionery business;
•	disruption in the food and beverage business following a difficult IT implementation at the end of 2002.

The business recovered strongly in the second half driven by improvements in Australian confectionery and the food and beverage operations. The Australian confectionery business extended market leadership position with record second half turnover, reflecting strong performances from core chocolate brands and new product development.

The food and beverage business benefited from a steady recovery in its impulse account base and reinstated promotional activity in the grocery channel. This saw year-on-year soft drink share gains.

In Asia, the business in China had another difficult year recording losses of £6 million, a modest reduction on the losses incurred in 2002. In India, the business had a strong year until the fourth quarter when it was hit by the escalation of a minor in-store infestation problem. The business is recovering well but some adverse impact is expected to continue into the first quarter of 2004.

The newly acquired Adams businesses in Thailand and Japan delivered strong results and steady market share increases, underpinned by new product launches in Japan and the continued success of Trident and Dentyne in Thailand. In Japan there was a healthy increase in underlying operating margins.

Outside of underlying operating profit were operating exceptional costs of £18 million. These mainly included the following:

•	Fuel for Growth redundancies programmes in Australia (£6 million);
•	integration of the Adams business in Japan, Thailand and India (£3 million);
•	integration of smaller acquisitions in the Australian business (£3 million);
•	write off of IT assets that are not expected to be used in the foreseeable future as a result of the Group’s focus on Fuel for Growth and reducing the complexity of new systems (£3 million).

28	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Central
Central costs rose to £131 million, compared with £115 million in 2002, due to:

•	the costs of strengthening the global commercial and supply chain functions;
•	some increase in central resources to reflect the increased scale of the Group;
•	an element of one-time central Adams integration costs.

Outside of underlying operating profit were operating exceptional costs of £66 million. Of this total £37 million related to the write off of IT assets, which are unlikely to be used in the foreseeable future. The write off reflects the Group’s decision to focus on Fuel for Growth initiatives and reducing the complexity of the new IT systems in light of the scale of the Group’s agenda going forward. Further exceptional restructuring costs included £24 million for consultants fees to advise on the integration of Adams, and the implementation of the Fuel for Growth programme.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	29

Back to Contents

Operating and Financial Review

(b)	2002 Compared to 2001

(i)	Executive summary

Analysis of Results

				Base
		Exchange	Acquisitions/	business
	2001	effects	disposals (a)	growth	2002
	£m	£m	£m	£m	£m

Turnover – Continuing Operations	4,960	(179)	364	153	5,298

Change %		(3)	7	3	7

Underlying operating profit (b)
Americas Beverages	566	(26)	18	27	585
Americas Confectionery	38	(4)	–	(19)	15
EMEA	233	(5)	11	41	280
Europe Beverages	70	1	20	13	104
Asia Pacific	124	–	(1)	(9)	114
Central	(101)	–	–	(14)	(115)

Underlying operating profit	930	(34)	48	39	983

Change %		(3)	5	4	6

Goodwill/intangibles amortisation	(46)	–	(18)	–	(64)
Operating exceptional items	(53)	–	–	–	(53)

Group operating profit	831	(34)	30	39	866

Change %		(5)	4	5	4

Underlying earnings per share (b)	30.0	(1.2)	0.6	2.6	32.0

(a)	Includes impact of acquisitions in the first 12 months of ownership, and disposals in the last 12 months of ownership.
(b)	Both underlying profit before tax and underlying earnings per share (EPS) include associates, but exclude goodwill/intangibles amortisation and exceptional items.

The key highlights of 2002 were as follows:

•	reported Group operating profit increased by 4%;
•	underlying operating profit (before goodwill/intangibles amortisation and exceptional items) increased 4% in the base business in constant currency;
•	strong growth from confectionery operations with volumes up 3%;
•	excellent results from Cadbury Trebor Bassett with volumes up 6%;
•	solid beverage performance driven by efficiency improvements and acquisitions;
•	acquisitions continued to strengthen both business streams; and
•	free cash flow of £315 million.

(ii)	Review of 2002 Group Profit and Loss Account
1	Turnover
Turnover in 2002 was £5,298 million, an increase of £338 million (7%), from turnover of £4,960 million in 2001. The net effect of exchange movements during the year was a decrease in reported turnover by £179 million or 3%. The biggest contributor to this exchange movement was the weakening of the US dollar against sterling.

The full year impact of prior year and current year acquisitions, net of disposals, was £364 million. This increase was driven mainly by Orangina, ReaLemon, Kent and Dandy.

Base business turnover grew £153 million (3%) driven by Cadbury Trebor Bassett in the UK and some of the emerging markets in Africa.

30	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

2	Group Operating Profit
Group operating profit excluding associates was up £35 million (4%) to £866 million compared to 2001. This was driven by a £53 million increase in underlying operating profit offset by an £18 million increase in goodwill/intangibles amortisation, which was as a result of the Group’s acquisition programme in 2001 and 2002.

Underlying operating profit and underlying operating margin
Underlying operating profit (operating profit before goodwill/intangibles amortisation and exceptional items) in 2002 was £983 million, an increase of £53 million (6%) from £930 million in 2001. The net impact of exchange rate movements was a decrease of £34 million or 3%. Acquisitions, net of disposals, contributed £48 million or 5% against last year.

Underlying operating profit in the base business increased by £39 million (or 4%) against last year. This increase was driven by the solid performance in Americas Beverages and strong growth in EMEA (particularly Cadbury Trebor Bassett), Asia Pacific confectionery and several emerging markets.

The Group’s overall underlying operating margin was 18.5% in 2002, which was below the 2001 underlying operating margin of 18.8%, due to the increasing proportion of recently acquired non-franchise businesses. Excluding these recently acquired businesses the base business underlying operating margin would have been 19.0% (franchise businesses, such as Dr Pepper/Seven Up, generally have higher underlying operating margins than non franchise businesses).

Marketing
Total marketing expenditure in 2002 was £547 million (2001: £505 million); at constant exchange rates this was an increase of 12% over total marketing spend in 2001. The Group’s marketing to turnover ratio increased to 10.3% (2001: 10.2%), the sixth consecutive year of increase in this key indicator of marketing investment, despite the continuing acquisition of lower marketing to turnover ratio businesses.

Operating exceptional items
The 2002 results included £53 million (2001: £53 million) in expenditure on operating exceptionals relating to restructuring activities, £42 million of which related to integrating acquired businesses into the Group and £11 million of which related to the ongoing business.

The main acquisition integration restructuring schemes during 2002 were:

•	the integration of Orangina into Schweppes France (£13 million);
•	the integration of La Casera into Schweppes Spain (£10 million); and
•	the integration of Hollywood into Cadbury France (£10 million).

The costs of these three restructuring schemes were mainly redundancy related.

The costs of the other acquisition restructuring schemes were:

•	the integration of Nantucket into Snapple which were a mixture of redundancy and production transfer costs (£5 million); and
•	acquisition related restructuring projects in respect of the Lion Nathan, Mother Earth, and Dandy acquisitions (£4 million).

The £11 million of restructuring in the ongoing business related mainly to redundancy costs in certain operations. Included within the total restructuring charge of £53 million were £38 million of redundancy costs.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	31

Back to Contents

Operating and Financial Review

Goodwill/intangibles amortisation
Goodwill/intangibles amortisation has increased from £46 million to £64 million. This was driven by the amortisation charge for the 2002 acquisitions of Cadbury India minority, Kent, Nantucket Nectars, Dandy and Apollinaris & Schweppes, as well as a full year effect of the 2001 acquisitions of La Casera, ReaLemon/ReaLime and Orangina.

3	Share of Operating Profit in Associates
In 2002 the share of operating profit in associates increased by £1 million to £58 million. This was the result of a good performance from Cadbury Nigeria, and consistent results from Camelot Group plc and DPSUBG.

4	Interest
The overall interest charge for the Group in 2002 remained the same as 2001 at £106 million. This consisted of the interest charge arising in Group companies, and the Group’s share of interest in associates.

In 2002 the net interest charge arising in Group companies increased slightly by £3 million to £86 million. This reflected the increased borrowings as a result of the Group’s ongoing acquisition programme, mitigated by falls in global interest rates. This increased Group charge was offset by a fall in the Group’s share of associate interest, which fell by £3 million to £20 million as a result of exchange rate movements. Overall interest cover rose slightly from 8.4 times in 2001 to 8.7 times in 2002.

5	Taxation
The Group’s reported tax rate increased from 29.6% in 2001 to 30.7% in 2002 due to the higher level of goodwill/intangibles amortisation and the higher tax rate on disposals.

The tax rate on underlying profit before tax was consistent with 2001 at 28.7%.

6	Minority Interests
Profit attributable to equity and non-equity minority interests in 2002 of £27 million was £3 million lower than 2001. This was a result of the purchase of the major share of the Cadbury India minority, partially offset by the 35% minority interest in the Turkish business, Kent, acquired in 2002.

7	Dividends
The total dividend for 2002 was 11.5 pence, a 5% increase on 2001 and represented underlying dividend cover of 2.8 times.

8	Earnings per Share
Basic earnings per share (after goodwill/intangibles amortisation and exceptional items) increased by 1% to 27.4 pence reflecting the increase in goodwill/intangibles amortisation being offset by improved underlying business performance.

Underlying earnings per share (before goodwill/intangibles amortisation and exceptional items) increased by 7% to 32.0 pence at reported currency rates. At constant currency the base business grew underlying earnings per share by 11%. Acquisitions net of disposals diluted full year earnings per share by 0.6p (2%).

32	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

9	Acquisitions and Disposals
The Group continued to acquire businesses in 2002. The largest of these acquisitions was Dandy, a Danish chewing gum company with operations in Denmark, Scandinavia, the Benelux Countries and Russia. The Group completed this acquisition in September 2002 for £222 million.

There were four other large acquisitions during the year:

Squirt, a Mexican soft drinks brand in February 2002; a 65% equity share in Kent, a Turkish sugar confectionery company for £70 million in May 2002; Nantucket Allserve, Inc, a US premium beverage company in May 2002; and the remaining 72% of Apollinaris & Schweppes, the Group’s German beverage associate, for £115 million in November 2002.

The Group also increased its shareholding in two existing Group companies. The Group purchased 44% of the outstanding shares of Cadbury India throughout the year for £111 million, which increased the Group’s ownership to over 94% at the end of 2002, this had increased to nearly 96% by the end of 2003. The Group also acquired a further 6% of its associate, Cadbury Nigeria. The Group now owns 46% of Cadbury Nigeria.

Overall £518 million of goodwill and intangible assets arose on acquisitions during the year.

The disposals during the year were beverage brands in Indonesia and 25% of the Group’s holding in Camelot Group plc, to reduce the overall Group ownership to 20%. The profit on disposals was £3 million.

10	Effect of Exchange Rates and Inflation on Reported Results for 2002
The Group’s reported results have been affected by changes in the exchange rates used to translate the results of non-UK operations. In 2002 compared with 2001, the biggest exchange rate impact on the Group’s results was the 4% weakening of the US dollar. The Canadian dollar also weakened 5%, the South African rand by 26%, and the Mexican peso by 7%. These were very slightly offset by the 1% improvement in the value of the euro. Overall the impact of exchange rate movements on the Group was adverse and therefore turnover and underlying operating profit were £179 million, and £34 million lower respectively, than would have been the case had the exchange rates prevailing during 2001 been applied.

(iii)	2002 Compared to 2001 – Business segments performance
Americas Beverages

Full Year Results (£m)

		Base	Acquisitions/	Exchange
	2001	Business	Disposals	Effects		2002

Turnover	1,904	48	117	(87)		1,982
		3%	6%	(5%	)	4%

Underlying Operating Profit	566	27	18	(26)		585
		5%	3%	(5%	)	3%

Volumes within North America increased by 6% driven by growth in still drinks, innovation in carbonated soft drinks (primarily Red Fusion from Dr Pepper) and acquisitions. Base business volumes were flat with the second half seeing a modest increase following a 0.6% decline in the first half of the year. The base business volume performance was adversely impacted by the termination of certain of Dr Pepper/Seven Up’s distribution arrangements, which primarily affected 7 UP and Hawaiian Punch during the year. Excluding the impact of these terminations, it is estimated that like-for-like volume in North America would have been around 1% higher in 2002.

Report & Accounts and Form 20-F2003 Cadbury Schweppes	33

Back to Contents

Operating and Financial Review

Americas Beverages continued
After a slow start to the year, Dr Pepper volumes improved as the year progressed, benefiting both from the implementation of the “volume impact programme” which drove incremental profit and volume through more focused and innovative brand marketing programmes and the launch of Red Fusion in the third quarter. Overall, Dr Pepper volumes for the year were flat. 7 UP volumes fell 7% due to continued weakness in the lemon-lime category, bottling transfers and intense competition. In the fourth quarter, dnL was launched with encouraging initial results. The still drinks portfolio in North America continued to show growth (up 4.4%) with strong performances from Hawaiian Punch through Mott’s (up 26%) and from Clamato (up 8%). Core brand Snapple improved through the year with full year volumes up 3.5%.

In Mexico the acquisition of Squirt contributed to another excellent year with strong growth in volumes, turnover and profits.

Americas Confectionery

Full Year Results (£m)

		Base	Acquisitions/	Exchange
	2001	Business	Disposals	Effects		2002

Turnover	292	(1)	–	(58)		233
		–%	–%	(20%	)	(20%	)

Underlying Operating Profit	38	(19)	–	(4)		15
		(50% )	–%	(11%	)	(61%	)

2002 was a challenging year for the Americas Confectionery region with significant shortfalls seen in the Canadian and Argentinean businesses.

In the US, while Jaret’s turnover grew by 1%, underlying operating margins fell as result of higher trade investment and marketing investment. In Canada, Cadbury Trebor Allan’s (CTAI) volumes fell 7% as a result of significant destocking in the trade during the year, most notably in the last quarter. However, sales by retailers to consumers were ahead year-on-year and CTAI gained share in both chocolate and sugar. Together, profits from Jaret and CTAI were £12 million lower year-on-year.

In Argentina, the economic crisis led to a 13% shortfall in volumes and a halving of underlying operating profits in local currency. However, the business performed ahead of expectation for the year as a whole and remained in profit.

34	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

EMEA

Full Year Results (£m)

		Base	Acquisitions/	Exchange
	2001	Business	Disposals	Effects		2002

Turnover	1,650	85	89	(37)		1,787
		5%	5%	(2%	)	8%

Underlying Operating Profit	233	41	11	(5)		280
		18%	5%	(3%	)	20%

Overall performance of the region benefited from the major investments made in growth and efficiency initiatives in recent years. The Group saw strong results from the key markets in the UK, France, Poland and Russia and recovery in the smaller markets, notably Spain.

Cadbury Trebor Bassett in the UK had an excellent year with performance exceeding expectation. Branded volumes grew by 6% with strong growth in chocolate led by moulded and a recovery in sugar volumes in the second half. Marketing investment was 10% higher with spend focused on a fewer number of core lines and the highly successful sponsorship of the Commonwealth Games. The business ended the year with a strong Christmas.

Elsewhere in Europe, France benefited from continued growth in gum, a recovery in its chocolate business and the integration of the previously separate gum, sugar and chocolate commercial functions. Cadbury Wedel in Poland produced good results in a difficult market through positive movements in price and mix and efficiency gains. Russia made a modest profit for the full year.

In South Africa, the turnaround seen in the confectionery business continued, driven by recovery in the sugar business. The launch of a low cost range of moulded Cadbury count lines in Egypt contributed to double-digit turnover and underlying operating profit growth.

In May the acquisition of a majority equity interest in Kent was completed for £70 million. Kent is the leading sugar confectionery business in Turkey and profits were in line with expectations. In September the acquisition was completed of Dandy in Denmark, the number two gum business in Europe. The integration of Dandy into the Group proceeded as planned.

Europe Beverages

Full Year Results (£m)

		Base	Acquisitions/	Exchange
	2001	Business	Disposals	Effects	2002

Turnover	385	(1)	158	6	548
		–%	41%	1%	42%

Underlying Operating Profit	70	13	20	1	104
		19%	29%	1%	49%

Recent acquisitions were a significant contributor to the increase in overall turnover and underlying operating profit, notably Orangina in France and La Casera in Spain.

Base business turnover was flat. This resulted from unseasonably poor summer weather in Southern Europe, while efficiency gains in France led to a 19% increase in underlying operating profit (on the same basis).

The integration of recent acquisitions continued in line with expectations, although Orangina’s performance in France was impacted by weak and competitive market conditions.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	35

Back to Contents

Operating and Financial Review

Asia Pacific

Full Year Results (£m)

		Base		Acquisitions/		Exchange
	2001	Business		Disposals		Effects	2002

Turnover	720	21		–		(3)	738
		3%		–%		–%	3%

Underlying Operating Profit	124	(9)		(1)		–	114
		(7%	)	(1%	)	–%	(8%	)

Another record year for the Australian and New Zealand confectionery businesses was diluted by weaker performances in the chocolate business in China and the food and beverages business in Australia.

The confectionery business in Australia and New Zealand continued to perform well with a double-digit increase in underlying operating profit driven by a 7% increase in volumes. Performance was driven by moulded chocolate with encouraging results in the sugar business following the launch of Trebor 24/7 and Pascall’s brand rejuvenation. 2002 was the third consecutive year of mid-single digit volume gains seen in ANZ confectionery as it continues to reap the benefits of sustained investment in brand development and increased availability.

Cadbury China had a difficult year with a significant reversal in profits after a number of very successful years of growth. The shortfall was principally related to the combination of falling consumer demand for chocolate confectionery and the trade reducing levels of stock holding. The combination of these factors was estimated to have cost the business nearly £8 million.

In October, the new business processes and systems programme (PROBE) was implemented in the food and beverage business in Australia, the first in a staged roll-out programme around the Group. While the majority of the system worked well, there were start-up problems with the logistics and distribution modules that severely impacted the ability of the business to deliver at the start of the key summer selling season. It was estimated that the combination of lost turnover and increased costs was around £10 million, all of which fell in the last quarter of 2002.

In India, increased distribution and availability combined with the launch of Chocki – liquid chocolate in a tube – drove both category and market share.

Central
Central costs increased to £115 million in 2002, compared with £101 million in 2001. This reflected the continued investment in a number of central initiatives including Project PROBE with the first business unit having already implemented the system in late 2002. In addition the Group continued to expand its global procurement team, which was created in 2001 to better leverage the Group’s purchasing power.

36	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Capital Structure and Resources

(a) Capital Structure

During 2003 the Group’s market capitalisation increased by approximately £0.5 billion to £8.4 billion, due to a 26.25 pence increase in the share price during the year to 408.25 pence at 28 December 2003 (382 pence at 29 December 2002). Net borrowings rose during the year from £1,846 million at the end of 2002, to £4,211 million at the end of 2003, representing 50% of total market capitalisation.

The Group intends to manage its capital structure proactively to maximise shareowner value whilst maintaining flexibility to take advantage of opportunities, which arise to grow its business. One element of the Group’s strategy is to make targeted, value-enhancing acquisitions. It is intended that these will, where possible, be funded from cash flow and increased borrowings. The availability of suitable acquisitions, at acceptable prices is, however, unpredictable. Accordingly, in order to maintain flexibility to manage the capital structure, the Company has sought, and been given, shareholders approval to buy back shares as and if appropriate. This authority has only been used once, in 1999, when 24 million shares (representing approximately 1% of the Company’s equity) were purchased. Renewal of this authority will be sought at the Annual General Meeting in May 2004. Additionally, many of the obligations under the Group’s share plans described in Note 30 to the Financial Statements will be satisfied by existing shares purchased in the market by the Cadbury Schweppes Employee Trust (the “Employee Trust”) rather than by newly issued shares. The Employee Trust did not purchase any shares during 2003 or 2002 and held 49 million shares at the end of 2003, representing approximately 2.4% of the Company’s issued share capital.

Borrowings
At the end of 2003, the total of gross short-term and long-term borrowings was £4,644 million compared with £2,318 million at the end of 2002. Cash and liquid resources decreased to £433 million at the end of 2003 compared to £472 million at the end of 2002. The Group’s borrowings, net of cash and short-term investments, increased to £4,211 million at the end of 2003, from £1,846 million at the end of 2002. This increase in net borrowings was a result of the debt raised to finance the acquisition of Adams. 77% of the gross debt of the Group at the end of 2003 was due after one year, but all debt due within one year was supported by undrawn committed facilities maturing after more than one year.

Gearing is calculated as follows:

	2003	2002
	£m	£m

Net borrowings	4,211	1,846

Ordinary shareholders’ funds	2,950	3,020
Equity minority interests	18	16

	2,968	3,036

Gearing ratio %	142	61

At the end of 2003, 71% of the Group’s net borrowings were either at fixed rates or converted to fixed rates through the use of interest rate swaps. It should be noted, however, that the year end is the low point in the Group’s seasonal borrowing cycle. Further information on the Group’s use of derivative financial instruments is given below. Interest cover was 4.1 times in 2003 compared with 8.7 times in 2002.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	37

Back to Contents

Operating and Financial Review

Borrowings continued
At 28 December 2003 the Group had undrawn committed borrowing facilities of £1.42 billion. £1.38 billion relates to a revolving credit facility, which has a maturity of up to five years. The interest rates payable on these borrowing facilities are LIBOR plus 0.475% to 0.65% per annum. This facility is subject to customary covenants and events of default, none of which are currently anticipated to affect Group operations. In view of its committed facilities, liquid resources and cash flow from operations, the Group believes that there are sufficient funds available to meet its anticipated cash flow requirements for the foreseeable future.

The Group’s long-term credit rating has remained unchanged during 2003 at BBB.

For 2004 debt levels are expected to remain broadly in line with those in 2003. The Group will continue to monitor the financial market and take advantage of any financing opportunities that may arise during the year.

Details of the currency and interest rate profile of the Group’s borrowings are disclosed in Notes 19 and 20 to the Financial Statements.

Contractual Obligations
The table below summarises the Group’s contractual obligations as at 28 December 2003.

	Payments due by Period
	Total	<1 year	1–3 years	3–5 years	5 years +
Contractual Obligations	£m	£m	£m	£m	£m

Bank loans and overdrafts	799	80	551	168	–

Finance leases	15	4	6	4	1

Other borrowings	3,830	985	931	959	955

Operating leases	288	58	76	52	102

Purchase obligations	216	187	27	1	1

Total	5,148	1,314	1,591	1,184	1,059

The Company has guaranteed borrowings and other liabilities of certain subsidiary undertakings, the amounts outstanding and recognised on the Group Balance Sheet at 28 December 2003 being £4,552 million (2002: £2,188 million). In addition certain of the Company’s subsidiaries have guaranteed borrowings of certain other subsidiaries. The amount covered by such arrangements as at 28 December 2003 was £3,008 million (2002: £nil). Subsidiary undertakings have guarantees and indemnities outstanding amounting to £60 million (2002: £50 million).

(b) Cash Flows

Free cash flow
Free cash flow is defined as the amount of cash generated by the business after meeting all its obligations for interest, tax and dividends and after all capital investment excluding share sales or purchases by the Employee Trust.

The Group generated free cash flow (after dividend payments) of £172 million, a decrease of £143 million compared to 2002 when free cash flow was £315 million (£397 million in 2001).

This reduction of free cash flow was in line with the Group’s expectations as 2003 was expected to be a transitional year as Adams was integrated and the Group started the four year Fuel for Growth programme. The reduction of £143 million is due to the cash impact of £75 million of higher restructuring payments, an increase of £82 million in net interest payments because of the costs of financing Adams and an increase in year end working capital. The working capital movement largely relates to movements in cocoa prices and up front marketing payments in Americas Beverages.

38	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Although free cash flow was lower than in the previous year, the Group remains strongly cash generative, reflecting the high margin and cash generative nature of the Group’s business.

On a constant currency basis free cash flow is expected to be in excess of £200m in 2004. Free cash flow is expected to recover towards the levels seen in previous years as the adverse working capital movement in 2003 is not expected to recur and the benefits arising from the restructuring will start to be visible.

The businesses and the majority of the markets in which the Group operates are cash generative. The Adams businesses acquired in 2003 have similar cash flow characteristics to the underlying business (they operate in broadly the same businesses although the number of markets has increased particularly in Latin America). Generally, company operating profits are fully converted into cash. The principal difference will be the excess of capital expenditure over depreciation and timing differences on restructuring costs where costs charged to profit in 2003 may not result in a cash outflow until the following year. Goodwill/intangibles amortisation and deferred taxation will also impact the conversion of profit into cash. Americas Beverages are the largest generator of cash, followed by EMEA.

Net cash flow from operating activities as shown in the Cash Flow Statement on page 92 was £1,054 million in 2003 compared with £1,096 million in 2002 and £1,101 million in 2001. Note 26 to the Financial Statements contains further detail. These cash flows include a net working capital increase of £85 million in 2003, a decrease of £5 million in 2002 and a decrease of £88 million in 2001.

Net cash flows before the use of liquid resources and financing were an outflow of £2,570 million in 2003, £295 million in 2002 and £403 million in 2001.

Cash Outflows on Acquisitions and Disposals
The cash outflow in 2003 on acquisitions was £2,770 million. This included the acquisition of the Adams Confectionery business from Pfizer Inc. for a total consideration of £2.7 billion. Adams is a branded global confectionery manufacturer of gum and medicated sweets. In addition The Natural Confectionery Company was acquired in Australia for £31 million. These acquisitions were funded by a combination of commercial paper issuance and bank debt which were refinanced by the issue of bonds during the year as described below. The only disposal during 2003 was Bouquet d’Or, a French confectionery operation for which the proceeds were £8 million.

The cash outflow in 2002 on acquisitions was £628 million. This included the acquisition of Dandy, a Danish chewing gum company, for £222 million; Squirt a Mexican beverage brand; a 65% majority share in Kent; and Nantucket Allserve, Inc. as well as increasing the shareholdings in Cadbury India, Cadbury Nigeria and Apollinaris & Schweppes. These acquisitions were funded from a combination of commercial paper and medium-term note issuance. Disposal proceeds of £4 million arose principally from the disposal of brands in Indonesia and the reduction in the Camelot Group plc shareholding to 20%.

The cash outflow in 2001 on acquisitions was £798 million. This included the acquisition of Orangina Pampryl, a division of Pernod Ricard, ReaLemon/ReaLime and La Casera as well as a payment of US$200 million (£139 million) to the vendor of Snapple for the benefit of a US tax election. This election is expected to generate annual cash tax savings over fifteen years with an estimated present value of US$250 million (£172 million). These acquisitions were funded by a combination of commercial paper and medium-term note issuance. Disposal proceeds of £84 million arose principally from the sale of the international brands of RC Cola and of the Group’s beverage business in Zimbabwe.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	39

Back to Contents

Operating and Financial Review

Financing Cash Flows
The net cash inflow from the use of liquid resources and financing during 2003 was £2,588 million. The most significant part of this was the issue during the year of £1.65 billion of fixed rate long-term bonds – USD 1 billion each of 3.875% 5 year and 5.125% 10 year notes in the US, a £400 million 7 year EMTN issue and a CAD 325 million 5 year domestic Canadian private placement. The proceeds of these bonds were used primarily to repay bank borrowings and commercial paper which had been issued to fund acquisitions in the short term.

The net cash inflow from the use of liquid resources and financing during 2002 was £324 million. The most significant part of this was the issue of new Medium Term Notes to the value of £437 million with a weighted average life to maturity of 4.2 years, extending the repayment profile of the Group’s debt. The issue of these Medium Term Notes was used primarily to repay commercial paper which had been issued to fund acquisitions in the short-term.

The net cash inflow from the use of liquid resources and financing during 2001 was £402 million. The most significant part of this was the issue of new Medium Term Notes to the value of £1,070 million, extending the repayment profile of the Group’s debt. The proceeds of these Medium Term Notes were used primarily to repay commercial paper which had been issued to fund acquisitions in the short-term.

Net Cash
Net cash increased during 2003 by £18 million, increased in 2002 by £29 million, and decreased in 2001 by £1 million. The Group invests its cash predominantly in instruments with investment grade credit ratings and the maximum exposure to any single counterparty is strictly limited.

(c) Capital Expenditure

Capital expenditure in 2003 was £302 million (2002: £279 million), an increase of 8% over the level of expenditure in 2002 with key areas of expenditure being acquisition related capital expenditure in Adams in the Americas, capital expenditure related to Fuel for Growth cost reduction programmes in the UK, Irish and French confectionery businesses and IT spend related to the continued roll out of project PROBE, a major project to standardise business systems and processes using an SAP platform, and the costs associated with transferring Adams businesses from Pfizer to Cadbury systems. All these projects were funded from internal resources.

For 2004 the Group expects capital spend to be in the region of £360 million, driven by investments behind the Fuel for Growth initiatives. The Group expects to continue to fund this from internal resources.

Capital expenditure in 2002 was £279 million (2001: £240 million), an increase of 16% over the level of expenditure in 2001. The Group continued to implement project PROBE. This project was a significant contributor to the increased level of capital expenditure in 2002. The Group also carried out specific projects to increase production capacity in Mott’s, Schweppes Spain and Cadbury Trebor Bassett. All these projects were funded from internal resources.

At 28 December 2003 the Group had capital commitments of £9 million. It is anticipated that these commitments will be financed out of the Group’s operational free cash flow.

40	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

(d) Treasury Risk Management

The Group is exposed to market risks arising from its international business. Derivative financial instruments are utilised by the Group to lower funding costs, to diversify sources of funding, to alter interest rate exposures arising from mismatches between assets and liabilities or to achieve greater certainty of future costs. These instruments are entered into in accordance with policies approved by the Board of Directors and are subject to regular review and audit.

Substantially all financial instruments hedge (for UK GAAP purposes) specifically identified actual or anticipated transactions; movements in their fair value are highly negatively correlated with movements in the fair value of the transactions being hedged and the term of such instruments is not greater than the term of such transactions or any anticipated refinancing or extension of them. Such anticipated transactions are all in the normal course of business and the Group is of the opinion that it is highly probable that they will occur.

(i) Liquidity Risk
The Group seeks to achieve a balance between certainty of funding even at difficult times for the markets or the Group and a flexible, cost-effective borrowings structure. The policy, therefore, seeks to ensure that at a minimum all projected net borrowing needs are covered by committed facilities. Also, the objective for debt maturities is to ensure that the amount of debt maturing in any one year is not beyond the Group’s means to repay and refinance. To this end the policy provides that at least 75% of year end net debt should have a maturity of one year or more and at least 50%, three years or more. Committed but undrawn facilities are taken into account for this test.

(ii) Interest Rate Risk
The Group has an exposure to interest rate fluctuations on its borrowings and manages these by the use of interest rate swaps, cross currency interest rate swaps, forward rate agreements and interest rate caps. The objectives for the mix between fixed and floating rate borrowings are set to reduce the impact of an upward change in interest rates while enabling benefits to be enjoyed if interest rates fall. Thus the policy sets minimum and maximum levels of the total of net debt and preferred securities permitted to be at fixed rates in various time bands, ranging from 50% to 100% for the period up to six months, to 0% to 30% when over five years. 71% was at fixed rates of interest at the year end, but the year end level of total net debt is around £300 million lower than the annual average. Assuming no changes to the borrowings or hedges, it is estimated that a rise of 1 percentage point in interest rates in all currencies in which the Group has borrowings would have affected 2003 profit before tax by less than 2%.

(iii) Currency Risk
The Group operates internationally giving rise to exposure from changes in foreign exchange rates, particularly the US dollar. The Group does not hedge translation exposure and earnings because any benefit obtained from such hedging can only be temporary.

The Group seeks to relate the structure of borrowings to the trading cash flows that service them and the Group’s policy is to maintain broadly similar fixed charge cover ratios for each currency bloc. Also, the ratio for any currency bloc may not fall below two times in any calendar year. This is achieved by raising funds in different currencies and through the use of hedging instruments such as swaps.

The Group also has transactional currency exposures arising from its international trade. The Group’s policy is to take forward cover for all forecasted receipts and payments for as far ahead as the pricing structures are committed, subject to a minimum of three months’ cover. The Group makes use of the forward foreign exchange markets to hedge its exposures.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	41

Back to Contents

Operating and Financial Review

(iii) Currency Risk continued
While there are exchange control restrictions which affect the ability of certain of the Group’s subsidiaries to transfer funds to the Group, the operations affected by such restrictions are not material to the Group as a whole and the Group does not believe such restrictions have had or will have any material adverse impact on the Group as a whole or the ability of the Group to meet its cash flow requirements.

(iv) Fair Value Analysis
The table below presents the changes in fair value of the Group’s financial instruments to hypothetical changes in market rates. The fair values are quoted market prices or, if not available, values estimated by discounting future cash flows to net present values.

The change in fair values for interest rate movements assumes an instantaneous 1% (100 basis points) decrease in interest rates of all currencies, from their levels at 28 December 2003, with all other variables remaining constant. The change in fair values for exchange rate movements assumes an instantaneous 10% weakening in sterling against all other currencies, from their levels at 28 December 2003, with all other variables remaining constant. Further information on fair values is set out in Note 20(f) to the Financial Statements.

The sensitivity analysis below shows forward-looking projections of market risk assuming certain adverse market conditions occur. This is a method of analysis used to assess and mitigate risk and should not be considered a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from those projected and changes in the instruments held and in the financial markets in which the Group operates could cause losses to exceed the amounts projected.

		Fair value changes arising from

			10% weakening
		1% decrease in	in £ against
		interest rates	other currencies
		favourable/	favourable/
	Fair value	(unfavourable)	(unfavourable)
	£m	£m	£m

Cash at bank and in hand	191	–	16
Liquid resources	242	–	6
Debt	(4,669)	(123)	(351)
Currency and interest rate swaps	24	7	19
Interest rate swaps	(50)	(20)	(5)
Currency exchange contracts	(11)	–	46
Quarterly Income Preferred Securities	(231)	(2)	(23)

(v) Commodity Risk
In respect of commodities the Group enters into forward and future contracts for cocoa and other commodities in order to provide a stable cost base for marketing finished products. A significant proportion of these contracts is held in the form of cocoa futures, which subsequently can be converted into physical supply contracts with commercial suppliers. The use of futures contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by the exchanges and their clearing houses.

The sensitivity analysis in the table below reflects the market risk to the Group of an adverse price movement of 10%, based on the net commodity position of the Group at four dates equally spaced during the year. Net commodity positions consist of the excess of futures contracts held over unpriced contracts for the same commodities, principally cocoa. Stocks, priced forward contracts and estimated anticipated purchases are not included in the calculations of the sensitivity analysis. A loss is defined, for the purpose of defining market risk, as the potential decrease in fair value or the opportunity cost resulting from a 10% adverse

42	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

price movement. The fair values of net commodity positions were based on official settlement prices on the LIFFE (London International Financial Futures and Options Exchange) and CSCE (Coffee, Sugar and Cocoa Exchange, Inc.) on the relevant dates.

	Fair Value	Market Risk
	£m	£m

Highest long position	110	11
Lowest long position	57	6
Average long position	76	8

(vi)	Credit Risk
The Group is exposed to credit related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given the Group’s policy of selecting only counterparties with high credit ratings. The credit exposure of interest rate and foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the reporting date.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	43

Back to Contents

Operating and Financial Review

Review of Accounting Policies

(a)	Critical Accounting Policies

The preparation of the Group’s financial statements in conformity with UK GAAP and the reconciliation of these financial statements to US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and turnover and expenses during the period. Significant accounting policies employed by the Group, including the use of estimates, are presented in the notes to the financial statements.

Critical accounting policies are those that are most important to the portrayal of the Group’s financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgements and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. The Group’s critical accounting policies are discussed below.

Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Group’s results. The Group also has other policies that are considered key accounting policies, such as the policies for revenue recognition; however, these policies do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgements that are difficult or subjective.

(i)	Brands and other intangibles
Brands and, under US GAAP, other intangibles that are acquired through acquisition, above a threshold of £10 million, are capitalised on the balance sheet. These brands and other intangibles are valued on acquisition using a discounted cash flow methodology and the Group makes assumptions and estimates regarding future turnover growth, prices, marketing costs and economic factors in valuing a brand. These assumptions reflect management’s best estimates but these estimates involve inherent uncertainties, which may not be controlled by management.

Upon acquisition the Group assesses the useful economic life of the brands and intangibles. The cost of brands and other intangibles with a finite life are amortised using a methodology that matches management’s estimate of how the benefit of the assets will be extinguished. Each year the Group re-evaluates the remaining useful life of the brands and other intangibles. If the estimate of the brand and other intangibles remaining useful life changes, the remaining carrying value is amortised prospectively over that revised remaining useful life. Where management consider the remaining life to be indefinite the cost of the brands are not amortised, but are subject to at least an annual impairment review. If the annual impairment review indicated that a brand was impaired then the impairment would be charged to the profit and loss account in the year. The estimated impairment charge is generally determined on the basis of discounted future cash flows. The assumptions used in the estimates of fair value are generally consistent with the past performance of each intangible asset and are also consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions. If actual useful lives or actual future cash flows were less than those estimated by management there might be a significant impact on the operating results, however no impairments of brands have been recorded in the last five years.

The Group does not amortise over 99% of its brands by value, as it believes that through marketing investment in the brand the value of the brand is maintained indefinitely. The Group however has a few smaller brands that it feels may not have an indefinite life and is therefore amortising these brands over their useful economic life.

44	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Under US GAAP the Group has identified some definite life intangibles (customer relationships and research and development databases) that it is amortising over their useful economic life. This is 20 years on a reducing balance methodology for customer relationships and for research and development databases.

(ii)	Goodwill
Goodwill is initially recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangibles assets. In arriving at the fair value of the acquired assets the principal areas of judgement are the valuation of brands, other non-brand intangibles, tangible fixed assets, pension obligations transferred to the Group, and other fair value provisions.

The Group uses qualified independent valuation consultants to assist management in the selection of appropriate assumptions and the calculation of significant valuations. The principal assumptions of the pension, brands and other intangible valuations are discussed elsewhere in this section. The tangible fixed assets are valued based upon the open market cost of similar facilities in similar locations for production facilities and on an estimate of fair value for other assets. These assumptions reflect management’s best estimates but these estimates involve inherent uncertainties that may not be controlled by management.

Goodwill arising on the acquisition of subsidiary undertakings is amortised over its estimated economic life, being 20 years or a shorter period where management consider the economic life to be shorter. If the estimate of the goodwill remaining useful life changes, the remaining carrying value is amortised prospectively over that revised remaining useful life. Goodwill arising on the acquisition of associates is not amortised but subject to at least an annual impairment review. If all goodwill was not subject to amortisation but instead reviewed for impairment annually the impact on the current year’s results would be to increase reported profit by £120 million.

Under US GAAP goodwill is not amortised, instead being subject to annual impairment reviews. As required by US GAAP impairment reviews are carried out at the reporting unit level, being a sub-division of the Group’s five reporting segments. The impairment review process compares the fair value of each reporting unit to its carrying value, including the associated goodwill. The fair value of each reporting unit is valued using a discounted cash flow methodology and the Group makes assumptions and estimates regarding future turnover growth, estimated costs, marketing costs and economic factors in arriving at the fair value. These cash flows are discounted at rates that management estimate to be the risk affected average cost of capital for the particular businesses. The estimates are based on historical data, various internal estimates and a variety of external sources and are developed as part of the long term planning process. The Group review’s the reasonableness of the outputs by reference to available market data, including the publicly quoted share price. These assumptions reflect management’s best estimates but these estimates involve inherent uncertainties, which may not be controlled by management.

(iii)	Marketing turnover and promotional expenses
Accrued liabilities requiring the most difficult or subjective judgements include liabilities associated with marketing promotion programmes. The Group utilises numerous trade promotions and consumer coupon programmes. These costs are recognised as a reduction to turnover with a corresponding accrued liability based on estimates at the time of shipment or coupon release. The accrued liability for marketing promotions is determined through analysis of programmes, historical trends, expectations around customer and consumer participation, turnover and payment trends, and experiences of payment patterns associated with similar programmes that have previously been offered. The estimated costs of these programmes are expected to change in the future as a result in movements in the above trends.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	45

Back to Contents

Operating and Financial Review

(iii)	Marketing turnover and promotional expenses continued
Up front payments are made to secure product installation in the fountain and food service channel of several of the Group’s beverage markets. These payments are amortised over the period of the supply contract on a straight-line basis or using other suitable estimates, if more appropriate.

The Group also has multi year contracts in respect of branded cold drink vending machines supplied by bottlers, and related payments are amortised over the life of the assets owned by the bottlers.

(iv)	Capitalised costs
The Group is currently developing global standardised business processes and systems, called Project PROBE. Part of the costs of this development are capitalised and the Group accounting policy has been designed to comply with both UK and US GAAP. Capitalised costs include the following directly attributable costs: external consultants, internal payroll costs, hardware and software costs. The local implementation costs will be amortised over the period of their estimated benefit to the business, which is currently eight years. The central costs will be amortised over their useful life. These assumptions will be reviewed annually and accounting for capitalised costs could change materially if management used different estimates or if different conditions occurred in future periods.

(v)	Pensions
Several subsidiaries around the world maintain defined benefit pension plans. The biggest plans are located in UK, Ireland, USA, Canada, Mexico, Australia, South Africa. The pension liabilities recorded are based on a number of actuarial assumptions. These assumptions include discount rate, expected long term rate of return on plan assets and inflation rates. The assumptions are based on current market conditions, historical information and consultation with and input from our actuaries. These assumptions are reviewed annually at year end. If the assumptions change, or if actual experience is different from the assumptions made previously, the funding status of the plan will change and the Group may need to record adjustments to our previously recorded pension liabilities.

Under UK GAAP the cost of providing pension benefits is calculated by the use of recognised actuarial methods which are appropriate and whose assumptions reflect the long-term nature of the assets and liabilities involved. Under US GAAP the costs of providing these benefits are calculated using the projected unit credit method and a discount rate that reflects market rates.

The Group has taken direct account of the actual investment strategy of the associated pension schemes and expected rates of return on the different asset classes held. In the case of bond investments, the rates assumed have been directly based on market redemption yields at the measurement date, whilst those on other asset classes represent forward-looking rates that have typically been based on other independent research by investment specialists.

The Group uses SSAP 24 for UK GAAP reporting of retirement benefits and the 2003 profit and loss charge for defined retirement benefit schemes was £48 million (2002: £27 million). The Group also provides disclosures under FRS 17 for UK GAAP and the profit and loss charge for defined retirement benefit schemes for 2003 would have been £53 million (2002: £17 million). Under US GAAP (SFAS 87/SFAS 88) the profit and loss charge for defined retirement benefit schemes for 2003 was £67 million (2002: £25 million).

Under FRS 17 the total retirement benefit liabilities at December 2003 were £386 million (2002: £387 million). The movement from 2002 to 2003 includes an actuarial gain of £41 million offset by £41 million of liabilities acquired with Adams, and a profit and loss charge of £53 million offset by contributions into the schemes of £51 million.

Under US GAAP (SFAS 87/SFAS 88) the total retirement benefit liabilities recorded at December 2003 were £95 million (2002: £40 million). The increase in liabilities of £55 million from 2002 to 2003 was driven by an increase of £41 million in liabilities acquired with Adams, and a profit and loss charge of £67 million offset by contributions into the schemes of £51 million.

46	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

(vi) Income taxes
As part of the process of preparing the financial statements the Group is required to estimate the income tax in each of the jurisdictions in which it operates. This process involves an estimation of the actual current tax exposure together with assessing timing differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the balance sheet.

Under UK GAAP, deferred tax assets are only recognised when the Group believes it is more likely that not that these assets will be recovered, while under US GAAP deferred tax assets are recognised for all temporary differences and reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realised. Significant management judgement is required in determining the provision for income tax and the recognition of deferred tax assets and liabilities. In the event that actual results differ from these estimates the Group adjusts these estimates in future periods, which could materially impact the Group’s financial position and results of operations.

The Group operates in numerous countries but the tax regulations in the USA and the United Kingdom have the most significant effect on income tax and deferred tax assets and liabilities, and the income tax expense. The tax regulations are highly complex and whilst the Group aims to ensure the estimates of tax assets and liabilities that are recorded are accurate, there may be instances where the process of agreeing tax liabilities with the tax authorities could require adjustments to be made to estimates previously recorded. The provision for income taxes is affected by various factors.

Under UK GAAP the Group recognised deferred tax assets of £224 million at December 2003 (2002: £318 million), and has recognised deferred tax assets with respect to losses for £4 million (2002: £4 million). There are further unrecognised deferred tax assets for losses of £115 million (2002: £69 million). These losses relate to unrelieved tax losses in certain countries where losses have been made. Management is required to assess the likelihood of the utilisation of these losses when determining the level of deferred tax assets for losses to be recognised. This is done based on the historical performance of the businesses, the expected expiry of the losses and the forecast performance of the business. These estimates continue to be assessed annually and may change in future years. Any change in the recognition of deferred tax assets for losses would generate an income tax benefit in the profit and loss account in the year of recognition.

(vii) Cocoa accounting
In connection with the purchasing of cocoa, sugar, and certain other products for anticipated manufacturing requirements, the Group enters into commodities futures contracts as deemed appropriate to reduce the effect of price fluctuations. Under UK GAAP, these futures contracts meet the hedge criteria and are accounted for as hedges. Accordingly, gains and losses related with the fluctuation of the price of these contracts are deferred and recognised in cost of sales as part of the product cost, when the goods are sold. Under US GAAP, these contracts are recognised in the balance sheet and measured at fair value.

(b) Accounting policy changes

In 2003 there were no new Financial Reporting Standards adopted.

In 2002 there were no new Financial Reporting Standards adopted.

In 2002 the Group adopted, for UK and US reporting purposes, the Financial Accounting Standards Board’s Emerging Issues Task Force (the EITF) Issue No. 00-25, “Vendor Income Statement Characterisation of Consideration Paid to a Reseller of the Vendor’s Products,” and Issue No. 00-14, “Accounting for Certain Sales Incentives,” which were codified along with other similar issues, into Issue 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products” in April 2001. This resulted in a restatement

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	47

Back to Contents

Operating and Financial Review

(b)	Accounting policy changes continued

of Group turnover for 2001 and 2000 to reflect these new accounting provisions. EITF Issue 01-09 clarifies the Profit and Loss Account classification of costs incurred by a vendor in connection with the reseller’s purchase or promotion of the vendor’s products, resulting in certain cooperative advertising and product placement costs previously classified as operating expenses to be reflected as a reduction of turnover. As a result of applying the provisions of EITF Issue 01-09, the Group turnover and operating expenses have been restated by £457 million for 2000 and £559 million in 2001. This had no effect on Group operating profit or net earnings.

In 2001 the Group adopted FRS 18 ‘Accounting Policies’ which did not lead to a restatement of prior year results, and FRS 19 ‘Deferred Tax’ which did lead to a restatement of prior year results.

In 2004 the Group expects to adopt UITF Abstract 38. This will have the effect of moving the Group’s investment in the Cadbury Schweppes Employee Trust from Fixed Asset Investments (see Note 12(a) to the Financial Statements on page 108) to Capital and Reserves. This will have the effect of reducing Net Assets and Shareholders’ Funds by up to £215 million in 2003 (2002: up to £226 million). Prior year results will be restated.

(c)	Summary of significant UK GAAP to US GAAP differences

All UK to US GAAP differences applicable to the Group are explained in Note 31 to the Financial Statements.

The required disclosures on changes and proposed changes to US GAAP are given in Note 32 to the Financial Statements starting on page 159. These disclosures cover:

•	FIN 46R – Consolidation of Variable Interest Entities
•	SFAS 132 – Employers’ Disclosures about Pensions and Other Post-Retirement Benefits an amendment to FASB Statements No 87, 88 and 106
•	SFAS 149 – Amendment of Statement 133 on Derivative Instruments and Hedging Activities.
•	SFAS 150 – Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

The Group does not believe that the adoption of any of these changes and proposed changes to US GAAP will have a material impact on its results of operations and financial position.

(d)	International financial reporting standards

Under a regulation adopted by the European Parliament the Group is required to prepare its financial statements under International Financial Reporting Standards (IFRS) with effect from the 2005 financial year.

In 2003 the Group carried out a review of IFRS to identify the changes to accounting policy that will be necessary to comply with IFRS for the Group. The key changes arising from IFRS are expected to relate to:

•	IAS 32 and 39 – Financial Instruments, including Cocoa Futures;
•	IFRS 2 – Share based payments;
•	IAS 19 – Retirement benefits;
•	ED2 – Business combinations and accounting for intangibles.

The Group is planning to complete its analysis of IFRS in 2004 and will continue to monitor developments in IFRS especially in relation to retirement benefits.

48	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Report of the Directors

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	49

Back to Contents

Report of the Directors

Directors’ and Group Secretary’s Biographical Details

Dr Wolfgang Berndt Independent Non-Executive
Dr Wolfgang Berndt was appointed a Director in January 2002. He is a member of the Audit and Corporate and Social Responsibility Committees. He is also a non-executive director of Lloyds TSB Bank plc, Lloyds TSB Group plc and GfK AG, a German-based global market research company, and non-executive Chairman of Institute for the Future, a US-based think tank. Wolfgang joined The Procter & Gamble Co. in 1967, holding a number of increasingly senior brand and general management positions in Europe, North and South America, culminating in his appointment as President, North America in 1995 and President, Global Fabric & Home Care in 1999. He retired in September 2001. Wolfgang is 61 years old.

Rick Braddock Independent Non-Executive
Rick Braddock was appointed a Director in June 1997. He is Chairman of the Remuneration Committee and a member of the Audit Committee. Rick is Chairman of Priceline.com, a director of both Eastman Kodak Company and Lincoln Center for the Performing Arts and a Partner of MidOcean. Between 1973 and 1993, he held a number of senior positions with Citicorp/Citibank, NA and Medco Containment Services, Inc. Rick is 62 years old.

Roger Carr Senior Independent Non-Executive & Deputy Chairman
Roger Carr was appointed a Director in January 2001 and became Deputy Chairman in May 2003. He is the Senior Independent Non-Executive and a member of the Audit, Nomination and Remuneration Committees. Roger is Chairman of Mitchells & Butlers plc, a non-executive director of Centrica plc, and Senior Advisor to Kohlberg Kravis Roberts Co. Ltd. He is also a member of the Industrial Development Advisory Board, a member of the CBI Council and a Fellow of the Royal Society for the encouragement of Arts, Manufactures and Commerce. He was Chairman of Chubb plc until December 2002, and between 1984 and 2000 held a number of senior positions, including Chief Executive of Williams PLC and Chairman of Thames Water Plc. Roger is 57 years old.

Ken Hanna Chief Financial Officer designate
Ken Hanna joined Cadbury Schweppes at the beginning of March 2004 and will succeed David Kappler as Chief Financial Officer in April 2004. Ken started his career as an auditor before moving into industry in 1978. From 1984 to 1993, he held a number of senior positions in Avis Europe, culminating in his appointment as Group Finance Director. From 1993 to May 1997, he was Group Finance Director of United Distillers plc, before moving to Dalgety plc. After a brief period as Group Finance Director, he was appointed Group Chief Executive. In 1999, Ken moved to Compass Partners International, the private equity firm, as an Operating Partner, focusing on fast moving consumer goods, before his move to Cadbury Schweppes. He is also a non-executive director of Inchcape plc. Ken is 50 years old.

David Kappler Chief Financial Officer
David Kappler was appointed to the Board as Group Finance Director in January 1995 and Chief Financial Officer in March 2000. Having worked for Cadbury Schweppes from 1965 to 1984, he rejoined in 1989 following the acquisition of the Trebor Group of which he was Finance Director. From 1989 to 1995 he held a number of senior positions, including Director of Corporate Finance. He retires from the Board in April 2004. He is also a non-executive director of HMV Group plc. David is 56 years old.

50	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Bob Stack Chief Human Resources Officer
Bob Stack was appointed to the Board as Group Human Resources Director in May 1996. Corporate external affairs were added to his responsibilities when he became Chief Human Resources Officer in March 2000. Since October 2002, he has also been responsible for corporate communications. Bob joined Cadbury Beverages in the US in 1990, having worked at Bristol-Myers and the American Can Company. In 1992, he became Group Director, Strategic Human Resources Management responsible for executive development. Bob is 53 years old.

Todd Stitzer Chief Executive Officer
Todd Stitzer took over from John Sunderland as Chief Executive Officer in May 2003, following six months as Deputy Chief Executive Officer. He has been a Board member since March 2000, when he was appointed Chief Strategy Officer. Todd joined Cadbury Schweppes North America in 1983, following several years practising law in a large New York law firm. In 1988, he became Vice President and General Counsel for the Beverages Stream and, from 1991 to 1993, was Group Development Director responsible for strategic planning and external development. He subsequently held a number of senior sales, marketing and general management roles, culminating in his appointment as President and Chief Executive Officer of Dr Pepper/Seven Up, Inc from 1997 to 2000. Todd is 52 years old.

John Sunderland Executive Chairman
John Sunderland became Executive Chairman in May 2003, following Derek Bonham’s retirement as Non-Executive Chairman. John joined Cadbury Schweppes in 1968 and held a succession of senior positions in the UK and overseas. In 1987, he was a founding director of Coca-Cola and Schweppes Beverages Ltd and was appointed as Managing Director of the Confectionery Stream and a member of the Cadbury Schweppes Board in 1993. In September 1996, John was appointed Chief Executive. He is also a non-executive director of The Rank Group Plc, President of both the Food & Drink Federation and the Incorporated Society of British Advertisers, Deputy President of the Confederation of British Industry, a Trustee of Heads, Teachers & Industry, an Advisory Board Member of Ian Jones & Partners and a Leadership Council Member of Young Enterprise. John is 58 years old.

David Thompson Independent Non-Executive
David Thompson was appointed a Director in March 1998. He is Chairman of the Audit Committee and a member of the Corporate and Social Responsibility and Remuneration Committees. David joined The Boots Company PLC in 1966 where he held a number of senior finance positions, including Deputy Chief Executive and Finance Director, before retiring in September 2002. He is also Vice Chairman of the Nottingham Building Society. David is 61 years old.

Baroness Wilcox Independent Non-Executive
Baroness Wilcox was appointed a Director in March 1997. She is Chairman of the Corporate and Social Responsibility Committee. She is also a non-executive director of Carpetright plc and Johnson Services PLC, a Member of the House of Lords, President of both the National Federation of Consumer Groups and the Institute of Trading Standards, a Board Member of the Institute of Business Ethics and is on the Council of the Foundation for Science and Technology. She was Chairman of the National Consumer Council between 1990 and 1995. Baroness Wilcox is 63 years old.

Mike Clark Group Secretary and Chief Legal Officer
Mike Clark was appointed as Group Secretary and Chief Legal Officer in May 1988. He joined the Group in 1980, serving as Senior Vice-President, General Counsel and Secretary of Cadbury Schweppes in the US before taking up his current appointment. He is also a director of Camelot Group plc. Mike is 56 years old.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	51

Back to Contents

Report of the Directors

General

The Directors present their Report together with the audited Financial Statements for the 52 weeks ended 28 December 2003 (the “year”).

Principal Activities

The principal activities of the Group are detailed in the Description of Business on page 2. The operating companies principally affecting the profit or net assets of the Group in the year are listed in Note 27 to the Financial Statements.

Business Review

The Chairman’s Statement, the Chief Executive Officer’s Review, and the Summary Financial Review and Financial Statements, which appear in the 2003 Annual Review and Summary Financial Statement, report on the Group’s activities during the year, its position at the year end and the early part of 2004, and the Group’s likely future development. Acquisitions and disposals are detailed in the Operating and Financial Review on page 23. The Group continues to invest in research and development and details are given in the Description of Business on page 11.

Turnover and Profit

Turnover amounted to £6,441 million (2002: £5,298 million). Profit on ordinary activities before taxation amounted to £564 million (2002: £830 million).

Dividends

The Directors recommend a final dividend of 8.35p per ordinary share (2002: 8.00p) to be paid on 28 May 2004 to ordinary shareowners on the register on 30 April 2004. An interim dividend of 3.65p was paid on 17 October 2003, which makes a total of 12.00p per ordinary share for the year (2002: 11.5p). Ordinary dividends paid and recommended amount to £242 million (2002: £230 million).

Legal Proceedings

The Company and its subsidiaries are defendants in a number of legal proceedings incidental to its operations. The Company does not expect that the outcome of such proceedings, either individually or in the aggregate, will have a material effect upon the results of the Company’s operations or its financial position.

Directors

The names of the Directors, together with brief biographical details, are set out on pages 50 and 51. Derek Bonham resigned as Non-Executive Chairman on 8 May 2003. No other Directors were appointed or resigned during the year. On 8 May 2003 John Sunderland was appointed as Executive Chairman and Todd Stitzer was appointed as Chief Executive Officer. David Kappler will retire as Chief Financial Officer, and Ken Hanna will be appointed in his place, in April 2004.

As Executive Chairman, John Sunderland is responsible for managing the Board and its meetings. John provides close support and advice to the Chief Executive Officer and participates in the ongoing dialogue between the Company and its major shareowners.

As Chief Executive Officer, Todd Stitzer is responsible for providing leadership to, and working with, the Chief Executive’s Committee in planning, developing and managing business strategies for the Group

At the Annual General Meeting to be held on 21 May 2004, John Sunderland, Rick Braddock, Roger Carr and David Thompson will retire by rotation in accordance with Article 90 of the Articles of Association, and, being eligible, will each offer themselves for re-appointment. Ken Hanna will also retire and offer himself for re-appointment, having been appointed as a Director since the last Annual General Meeting. The explanatory notes to the Notice of

52	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Meeting set out why the Board believes that these Directors should be re-elected. John Sunderland and Ken Hanna have service contracts with the Company which are terminable at any time by the Company giving one year’s notice, and which terminate automatically at the normal retirement age of 60 years. Further information on payments on termination of Directors’ service contracts is set out in the Report on Directors’ Remuneration.

Share Capital

Changes in the share capital of the Company are detailed in Note 21 to the Financial Statements. At the 2004 Annual General Meeting, renewal will be sought of the authorities: (a) for the Directors to allot relevant securities and to allot equity securities for cash other than on a pre-emptive basis, shareowners having approved similar resolutions annually since 1982; and (b) for the Company to purchase its own shares as and if appropriate, shareowners having approved a similar resolution annually since 1998. The Directors have no present intention to issue shares for cash in the Company other than in connection with its share option and incentive schemes. The authority to purchase shares has not been used since 1999.

Directors’ Share Interests and Substantial Shareholdings

The interests of the Directors holding office during the year in the share capital of the Company at the beginning of the year, 30 December 2002, and the end of the year, 28 December 2003 (or date of resignation if earlier), are detailed in the Report on Directors’ Remuneration on page 61. At the date of this Report the Company has been notified in accordance with sections 198 to 208 of the Companies Act 1985, of the following interests in the ordinary share capital of the Company:

	Number of shares	Interest in
	in which there	issued share
	is an interest	capital (in %)

Franklin Resources, Inc.	123,665,946	6.0
Legal & General Investment Management	61,686,656	3.0

The table on page 168 details notifications of interests since 1 January 2001.

Corporate and Social Responsibility

Employees

Details of the Group’s employees, including numbers by geographical region, together with statements of policy about programmes for learning and development, employee involvement, equal employment opportunities and diversity, disabled persons and pensions are given in the Description of Business on pages 8 and 9.

Charitable and Political Contributions

The Company is a member of The PerCent Club and during the year contributions within the UK to charities or equivalent organisations through corporate giving or as part of the activity of UK operating companies amounted to £2.2 million (2002: £2.6 million).

In 2003, neither the Company, nor any of its subsidiaries, made any donation to any registered party or other EU political organisation, incurred any EU political expenditure or made any contribution to a non-EU political party, each as defined in the Political Parties, Elections and Referendums Act 2000.

Community Involvement

The Company contributes actively to the communities in which it operates around the world through national or locally targeted programmes. These include charitable donations and may involve opportunities for commercial sponsorship, employee involvement or secondment, and help with facilities, as well as direct financial support. Increasingly the Group is building partnerships with projects or organisations in local communities to ensure that contributions are as effective as possible.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes 53

Back to Contents

Report of the Directors

Environment

Details of the Group’s policy are set out in the Description of Business on page 10.

Policy on Payment to Suppliers

The Company adheres to the Better Payment Practice Guide. Details of how to obtain a copy of the Guide are on page 180. As the Company is a parent company, it has no trade creditors. However, the Group’s policy is to settle the terms of payment with suppliers when agreeing the terms of each transaction, and to ensure that suppliers are made aware of the terms of payment and abide by the terms of payment.

Corporate Governance Statement

The Board’s policy is to manage the affairs of the Group in accordance with the most appropriate standards of good corporate governance.

In 2003, the Company fully complied with the provisions of the Code of Best Practice set out in Section 1 of the Combined Code on Corporate Governance. The Combined Code was substantially revised in 2003 following the publication of the Higgs and Smith reports, taking effect for financial years beginning on or after 1 November 2003. The Board began a review of its corporate governance policy in 2003 and has implemented a number of changes to take account of the revised Combined Code and best practice. The Board will complete the review in early 2004 and will report on compliance with the revised Combined Code in the Report & Accounts and Form 20-F for 2004.

A new provision of the revised Combined Code is that a Chief Executive Officer should not subsequently become chairman of the same company (Code A.2.2). If, exceptionally, a board decides that he should become chairman, it should consult major shareowners in advance and set out its reasons to shareowners at the time of the appointment and in the company’s next annual report. John Sunderland’s appointment as Executive Chairman with effect from 8 May 2003 pre-dated this provision. The Directors believe that it is in the best interests of shareowners that his extensive experience is retained and that his assumption of the full-time role for a transitional period provides maximum continuity.

This appointment of an Executive Chairman is balanced by the appointment of Roger Carr (the Senior Independent Non-Executive Director) as Deputy Chairman. Roger Carr’s responsibilities include meeting with major shareowners and chairing meetings of the Non-Executive Directors only. The Non-Executive Directors meet separately at least once a year (without the Chairman being present) to, amongst other things, appraise the Chairman’s performance.

The Board has adopted a Code of Ethics which applies to the Chief Executive Officer and senior financial officers in the Group. In addition, the Group has a set of principles, together called “our business principles”, to which every employee has to work. Both the Code and “our business principles” will be available on our website by the end of April 2004.

Following the introduction of the Sarbanes-Oxley Act in the US, the Company took steps to comply with its requirements and the consequent changes to the Securities and Exchange Commission and New York Stock Exchange Corporate Governance rules. This included establishing a Disclosure Review Committee, with responsibility for the design, periodic review and modification of internal controls and procedures to collect, process and disclose information to the public.

The NYSE Corporate Governance rules were approved by the SEC in November 2003 and take effect (for Cadbury Schweppes) on 21 May 2004, the date of our 2004 Annual General Meeting. As a listed non-US issuer, the Company is required to comply with some of the rules, and otherwise must disclose any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. At this time, the

54 Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Company believes that it is, or will be, in compliance in all material respects with all the NYSE rules except that the Nomination Committee is not composed entirely of independent Directors, and the Audit Committee, not the Nomination Committee, develops and recommends corporate governance principles to the Board. The Audit Committee is composed entirely of independent Directors. A process for the evaluation of the Board is currently being developed and will be put in place in 2004.

Board of Directors

The business of the Company is managed by the Board of Directors. On joining the Board, Directors are given background information describing the Company and its activities. For new Directors, site visits are arranged to the major business units. The Board meets regularly and is responsible for the proper management of the Company. In 2003 the Board met nine times. The Board has a formal schedule of matters reserved to it for decision, including the approval of annual and interim results, acquisitions and disposals, as well as material agreements, major capital expenditures, performance contracts (formerly referred to as budgets and long range plans) and senior executive appointments. Other matters are delegated to Board Committees including those detailed below.

The Board has nine members: four Executive Directors and five Non-Executive Directors. No individual or group of individuals dominates the Board’s decision making. The Directors have wide ranging experience and all currently occupy or have occupied senior positions in industry or government. All the Non-Executive Directors are independent of management and have no relationships which could materially interfere with the exercise of their independent judgement. In accordance with the revised Combined Code (A.3.1) the Board has determined that Wolfgang Berndt, who is also a director of Lloyds TSB Bank plc and Lloyds TSB Group plc, with which the Group has a number of commercial relationships, is independent. The Board based its decision, on, amongst other things, the fact that Dr Berndt is not involved in any decisions taken by the Company regarding Lloyds TSB’s suitability or performance. He has no executive responsibilities in either group and is independent of management in the Cadbury Schweppes Group. The Group’s relationship with Lloyds TSB, whilst important, is at arms length.

The attendance of the individual Directors at Board and Committee meetings during 2003 was as follows:

					Corporate
					& Social
	Board	Audit	Remuneration	Nomination	Responsibility
	(9 meetings*)	(4 meetings)	(5 meetings)	(1 meeting)	(2 meetings)

Wolfgang Berndt	7	4	n/a	n/a	2

Rick Braddock***	7	3	5	n/a	n/a

Roger Carr***	7	3	5	1	n/a

David Kappler	9	n/a	n/a	n/a	n/a

Bob Stack	9	n/a	n/a	n/a	2

Todd Stitzer**	8	n/a	n/a	n/a	1

John Sunderland	9	n/a	n/a	1	2

David Thompson	7	4	5	n/a	2

Baroness Wilcox	7	n/a	n/a	1	2

*This includes two Board meetings attended by the Executive Directors only for the final approval of year end and interim results, which had been considered previously by the full Board.
**Todd Stitzer was unable to attend one Board and Committee meeting due to a death in the family.
***Roger Carr and Rick Braddock were unable to attend one Committee meeting each due to conflicting commitments.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes 55

Back to Contents

Report of the Directors

Board of Directors continued

Arrangements are made for senior executives below Board level to attend Board meetings and make presentations on the results and strategies of their business units. Board members are given appropriate documentation in advance of each Board and Committee meeting. For Board meetings, these documents include a report on current trading and business issues from the Chief Executive Officer, a period financial report, proposals for capital expenditures, proposals for acquisitions and disposals and proposals for senior executive appointments. In addition to formal Board meetings, the Chairman and Chief Executive Officer maintain regular contact with all Directors and hold informal meetings with the Non-Executive Directors to discuss issues affecting the Company.

The Board has approved an agreed procedure for Directors to take independent professional advice if necessary at the Company’s expense (up to a maximum of £25,000 p.a.). Before incurring professional fees the Director concerned must consult the Chairman of the Board or two other Directors (one of whom is Non-Executive). Such advice was not sought by any Director during the year. Directors have direct access to the advice and services of the Group Secretary who is responsible for ensuring that Board procedures are followed.

Other than an assessment of the procedures and functions of the Audit Committee, no performance evaluation of the Board and its committees was carried out during 2003. However, such evaluations will take place during 2004, in accordance with the provisions of the revised Combined Code.

Board Committees

The Board has three main committees as follows:

Audit Committee

Members: Wolfgang Berndt, Rick Braddock, Roger Carr and David Thompson
Chairman: David Thompson

The Chief Executive Officer, the Chief Financial Officer, the Director of Business Risk Management and the Head of Group Audit attend meetings at the invitation of the Committee. The Audit Committee meets at least twice a year. In 2003, it met four times. The members of this Committee all held office at the year end and at the date of this Report. The Board has determined that David Thompson is an audit committee financial expert as defined by the US Securities and Exchange Commission and all the members of the Committee are financially literate.

The Audit Committee deals with accounting matters, financial reporting and internal controls (including risk management), the approval of non-audit services and reviews the annual and interim financial statements. It also monitors proposed changes in accounting policy, reviews the internal audit functions, discusses the accounting implications of major transactions and oversees the Group’s whistleblowing policy and codes of business ethics.

The Sarbanes-Oxley Act in the US identifies certain categories of non-audit services which in future are no longer to be performed by the external auditors. The Company has incorporated that prohibition in its own policy regarding services from the external auditors. The list of prohibited non-audit services may only be varied by the Audit Committee.

The external auditors are permitted to undertake some non-audit services, for example tax compliance and advisory services and due diligence activities associated with potential acquisitions or disposals of businesses by the Group. Permitted non-audit services, and their associated fees, must be approved in advance by the Audit Committee. Where such services are considered recurring in nature, approval may be sought for the full financial year at the beginning of that year. Approval for other permitted non-audit services has to be sought on an ad hoc basis. Where no Audit Committee meeting is scheduled within an appropriate time frame, the approval is sought from the Chairman of the Audit Committee and subsequently ratified at the next meeting.

56	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

The Audit Committee reviews the work undertaken, and the fees incurred, by the external auditors at each meeting, along with a complete list at the end of the financial year, to ensure that the external auditors remain independent of the Company. In addition, the Audit Committee receives written confirmation from the external auditors as to any relationships which may be reasonably thought to bear on their independence. The external auditors also confirm whether they consider themselves independent within the meaning of the UK regulatory and professional requirements, as well as within the meaning of the Securities Acts administered by the Securities and Exchange Commission in the US and the requirements of the Independence Standards Board.

The Terms of Reference for the Committee will be available to view on, and download from, the Company’s website by the end of April 2004. They can also be requested from the Group Secretary.

Nomination Committee

Members: Roger Carr, John Sunderland and Baroness Wilcox
Chairman: John Sunderland

The Chief Human Resources Officer attends meetings at the invitation of the Committee. This Committee is empowered to bring to the Board recommendations as to the appointment of any new Executive or Non-Executive Director, provided that the Chairman, in developing such recommendations, consults all Directors and reflects that consultation in any recommendation of the Nomination Committee. The mixture of Non-Executive and Executive Directors on the Committee ensures that a review of Board candidates is undertaken in a disciplined and objective manner. During 2003, the Committee met informally, twice, to interview candidates for the position of Chief Financial Officer. The Committee then met formally, once, to review the candidates interviewed and make a recommendation to the Board. The members of this Committee all held office at the year end and at the date of this Report. The Terms of Reference for the Committee will be available to view on, and download from, the Company’s website by the end of April 2004. They can also be requested from the Group Secretary.

Remuneration Committee and Directors’ Remuneration

Details of the Remuneration Committee and its policies, together with the Directors’ remuneration, emoluments and interests in the Company’s share capital, are set out on pages 61 to 76. The Terms of Reference for the Committee will be available to view on, and download from, the Company’s website by the end of April 2004. They can also be requested from the Group Secretary.

Other Committees

Other committees of the Company, other than the Board Committees listed above, are:

Chief Executive’s Committee

Members: Executive Directors (except for John Sunderland), Group Secretary, President of Supply Chain, President of Global Commercial Strategy and the five Regional Presidents. Chairman: Todd Stitzer

The Chief Executive’s Committee deals with a wide range of matters, including the review of four-weekly financial results and forecasts, proposals for capital expenditure and major operating issues.

Corporate and Social Responsibility Committee

Members: Wolfgang Berndt, Bob Stack, Todd Stitzer, John Sunderland, David Thompson, Baroness Wilcox, Mike Clark.
Chairman: Baroness Wilcox

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	57

Back to Contents

Report of the Directors

Corporate and Social Responsibility Committee continued

This Committee deals with a range of corporate and social responsibility matters in relation to the environment, employment practices, health and safety, equal opportunities and diversity, community and social investment, ethical trading and human rights, and other aspects of ethical business practice. The members of this Committee all held office at the year end and at the date of this Report. The Terms of Reference for the Committee will be available to view on, and download from, the Company’s website by the end of April 2004. They can also be requested from the Group Secretary.

Accountability and Audit

Relations with Shareowners

The Chief Executive Officer and Chief Financial Officer meet with institutional shareowners twice a year after the interim and final results are announced and the presentations are broadcast as live webcasts on the internet. Telephone conferences are also arranged on those days to provide an opportunity for those shareowners who could not attend the presentations to talk to Directors. In addition, Directors, including Roger Carr, the Senior Independent Non-Executive Director, are available to meet major institutional shareowners as and when required. The Chief Executive Officer and Chief Financial Officer also visit the United States on a regular basis and meet with major institutional shareowners there. Feedback on the matters raised during these meetings is passed to the remainder of the Board at subsequent Board meetings.

Annual General Meeting (AGM)

Details of the AGM are set out in the Notice of Meeting in the separate AGM booklet which is sent to shareowners. A copy of the booklet is also placed on the Company’s website. The booklet contains the text of the resolutions to be proposed at the AGM and explanatory notes, where necessary, relating to them.

At the AGM there will be a statement by the Chairman regarding the Company’s performance in 2003 and a brief statement on current trading conditions. It is intended that all Directors will, as usual, attend the AGM if at all possible. Whilst illness or other pressing reasons may mean this is not achieved, in normal circumstances the Chairmen of the Committees detailed on pages 56 to 57 and 63 will attend the AGM and will be available to answer questions.

Shareowners attending the AGM will be advised of the number of proxy votes lodged for each resolution, in the categories “For” and “Against”, together with the number of “Votes withheld”. These will be advised after each resolution has been dealt with on a show of hands and placed on the Company’s website after the meeting.

Directors’ Responsibility

The Statement of Directors’ responsibilities in relation to Financial Statements is set out on page 86. The statement by the auditors on corporate governance matters is contained in their Report on pages 86 and 87.

Auditors

The Company’s auditors are Deloitte & Touche LLP, who became a limited liability partnership on 1 August 2003. Deloitte & Touche LLP are willing to continue in office and a resolution for their re-appointment and to authorise the Directors to determine their remuneration will be proposed at the AGM.

Note 3 in the Financial Statements on page 101 states the auditors fees, both for audit and non-audit work.

Going Concern

On the basis of current financial projections and facilities available, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational

58	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

existence for the foreseeable future and, accordingly, consider that it is appropriate to adopt the going concern basis in preparing the Financial Statements.

Internal Control

The Directors have responsibility for the Group’s system of internal control that covers all aspects of the business. In recognition of that responsibility the Directors set policies and seek regular assurance that the system of internal control is operating effectively. Strategic, commercial, operational and financial areas are all within the scope of these activities which also include the management of risks therein. While acknowledging their responsibility for the system of internal control, the Directors are aware that such a system cannot totally eliminate risks and thus there can never be an absolute assurance against the Group failing to achieve its objectives or a material loss arising.

The key elements of the system may be described as the control environment, and this is represented by the following: (a) the key business objectives are clearly specified at all levels within the Group; (b) “Purpose and Values”, a framework for our strategic intent, and “our business principles”, a set of guidelines on ethical behaviour, are distributed throughout the Group; (c) the organisation structure is set out with full details of reporting lines and appropriate limits of authority for different processes; (d) a wide range of corporate policies deal, inter alia, with control issues for corporate governance, management accounting, financial reporting, project appraisal, environment, health and safety, information technology, and risk management generally; (e) individual business units operate on the basis of multi-year contracts with four-weekly reports on performance and regular dialogues with Group senior management on progress; (f) various internal assurance departments, including the internal audit department, overseen by the Director of Business Risk Management, carry out regular reviews of the control activities and report their findings to both the business unit involved and Group management; (g) the Audit Committee approves plans for control reviews and deals with significant issues raised by internal assurance departments or the external auditors.

The management of all forms of business risk continues to be an important part of ensuring that the Group creates and protects value for its shareowners. The processes involved call for the identification of specific risks in the many different areas, the assessment of those risks in terms of their potential impact and the likelihood of them materialising. Decisions are then taken as to the most appropriate method of managing them. The latter may include regular monitoring, investment of additional resources, transfer to third parties via insurance or hedging agreements and contingency planning. For insurance, there is a comprehensive global programme which utilises an internal captive structure for lower level risks and the external market only for cover on major losses. Hedging activities relate to financial and commodity risks and these are managed by Group Treasury and Procurement functions with external cover for the net Group exposures (see pages 41 to 43). On an annual basis, all business units are required to report on their principal business risks on the lines above with details of the mitigation strategies (i.e. the chosen management methods) in August. The internal assurance departments and other Group functions report on any further business risks evident at a regional, global or corporate level. In October, a consolidated summary of the most significant risks for the Group as a whole is reviewed by the Board of Directors.

Accordingly the Directors confirm that the system of internal control for the year ended 28 December 2003 and the period up to 15 March 2004 has been reviewed in line with the criteria set out in the Guidance for Directors on the Combined Code “Internal Control” issued in September 1999.

By order of the Board

M A C Clark
Group Secretary
15 March 2004

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	59

Back to Contents

This page has been left blank intentionally

60	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Report on Directors’ Remuneration

Unaudited Information	62

Audited Information	69

Changes in the Directors’ share interests since the year end (unaudited)	75

Contents	Inside Front Cover

Glossary	174

Cross reference to Form 20-F	175

Index	178

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	61

Back to Contents

Report on Directors’ Remuneration

Unaudited Information

Introduction

The current remuneration policy was last amended in 2000 and has served the Company well in enabling it to attract, motivate and incentivise senior international executives of the calibre required to drive the business forward.

However, practices on remuneration policies have moved significantly in recent years, and, consequently, the Board and the Remuneration Committee (the “Committee”) undertook a thorough review of the total reward arrangements in place for Executive Directors and other senior executives of the Group during 2003. We plan to seek shareowner approval for a number of changes at our Annual General Meeting in 2004, and details of these changes can be found in this report and in the explanatory notes to the Notice of Meeting, which accompanies this document. Before finalising the proposals, the Committee sought the views of a number of major shareowners, as well as the Association of British Insurers (ABI) and National Association of Pension Funds (NAPF). Following this consultation the Company took the comments from shareowners and investment committees into account in developing its remuneration arrangements.

The new policy is based on a number of basic principles:

–	Cadbury Schweppes remains fully committed to the principle of Managing for Value (MFV) and this will continue to be reflected in the reward programmes and performance measures;
–	to continue to have common approaches to pay, particularly annual and longer term incentive opportunities, worldwide;
–	to keep all the same elements of remuneration as we have now, although we will modify the weighting of individual elements;
–	to strengthen performance requirements;
–	to continue to encourage executive share ownership; and
–	to offer higher rewards for outstanding performance.

The new policy will bring Executive Directors’ remuneration more into line with prevailing practices among other UK-parented companies. However, most of our profits and turnover derive from our businesses outside the United Kingdom and remuneration practices must therefore be competitive for an international, fast moving consumer goods company. It is intended that the overall expected value of the incentives provided by the new remuneration package will be of a similar magnitude to the old package other than as a result of the normal level of increases that will apply to base salaries over time. The Committee will keep the remuneration policy under review on an on-going basis, and carry out a detailed review within three to five years. This will ensure that the policy continues to reflect good practice and is appropriate for the objectives of the Company.

Remuneration Policy

The policy of the Committee is to ensure that the remuneration practices of the Company are competitive, thereby enabling the Company to attract and retain high calibre executives and at the same time to align rewards with management behaviours and decisions that drive business performance and thus the creation of shareowner value.

The reward structure for Executive Directors provides:
–	base salaries which are competitive against appropriate comparators;
–	annual incentives which directly support the achievement of MFV operating targets and, through the Bonus Share Retention Plan (BSRP), encourage Directors’ shareownership;
–	long-term incentives which are directly aligned with the MFV objective, because:
	–	rewards from executive share options only arise from increases in share price; and
	–	the Long Term Incentive Plan (LTIP) rewards Executive Directors only when shareowner returns are in the top half of the comparator group and there is significant earnings growth; and
–	retirement benefit arrangements.

62	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

The performance conditions for the Group’s incentive plans have been chosen because they are in line with MFV and the methods used for assessing such performance conditions are used as these can be verified by independently audited information.

All these elements have been re-evaluated as part of the policy review. The ways in which these components apply to the Executive Directors, collectively and individually, and the changes which are proposed to them, are summarised below.

The reward structure for around 80 senior executives below Board level is now similar although the size of the awards under the Annual Incentive Plan (AIP), LTIP and share option plans may differ. These senior executives are also invited to participate in the BSRP at the same matching level as Executive Directors. Their salaries are reviewed each year against external data to ensure that they are paid competitively.

From 2004 onwards, the balance of the variable performance-related elements of pay for Executive Directors has shifted. To aid understanding of the proposed changes, the relative proportions of the various components of an Executive Director’s remuneration for 2003 and 2004, assuming target performance, are as follows:

Remuneration Committee and its advisers

The Remuneration Committee presently consists of three independent Non-Executive Directors, Rick Braddock (Chairman of the Committee), David Thompson and Roger Carr, who all held office at the year-end. Derek Bonham was a member of the Committee until his resignation as a Director on 8 May 2003. No other person was a member of the Committee at a time when any matter relating to the Directors’ remuneration for 2003 was considered.

The Committee reviews and approves the annual salaries, incentive arrangements, service agreements and other employment conditions for the Executive Directors and approves awards under the share option plans, LTIP and BSRP. The Committee also reviews general salary ranges for senior executives to ensure they are in alignment with remuneration for the Executive Directors. The Committee met five times in 2003. None of the members of the Committee has any personal financial interest (other than as a shareowner), conflicts of interest arising from cross-directorships, or day-to-day involvement in running the business. Employees of the Company who attended some or all of the meetings and who provided material advice or services to the Committee during the year were:

John Sunderland	–	Chief Executive until May 2003, Executive Chairman from May 2003 to date
Todd Stitzer	–	Chief Executive Officer since May 2003
Bob Stack	–	Chief Human Resources Officer
Peter Cartmell	–	Director of Business Risk Management (retired in November 2003)
Mike Clark	–	Group Secretary and Chief Legal Officer
Don Mackinlay	–	Group Remuneration and Benefits Director

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	63

Back to Contents

Report on Directors’ Remuneration

Remuneration Committee and its advisers continued

Peter Cartmell, Mike Clark and Don Mackinlay were appointed by the Company and have the appropriate qualifications and experience to advise the Committee on relevant aspects of the Company’s policies and practices, and on legal and regulatory issues. The Company appointed, and the Committee sought advice from, Slaughter and May and Towers, Perrin, Forster & Crosby, Inc.. Representatives from the latter have attended meetings of the Committee and in addition have provided advice, primarily in the area of employee benefits, to Cadbury Schweppes’ operations in Europe and North America. This advice included information on the remuneration practices of consumer products companies of a size and standing similar to those of the Company, including competitors and other businesses, which trade on a worldwide basis. Slaughter and May have advised the Committee on legal and regulatory issues and in February 2004, a representative from Slaughter and May attended a meeting of the Committee. Slaughter and May have also provided advice on a broad range of legal issues for the Group during 2003.

Salaries and benefits in kind for Executive Directors

In setting the base salary of each Director, the Committee takes into account market competitiveness and the performance of each individual Director, together with any changes in position or responsibility. This structure is consistent with the reward structure in place for executives below Board level, and that used by comparable companies. In addition to base salary, the Executive Directors also receive benefits in kind, and these are detailed in the table on page 70.

Retirement Benefits

The Company operates a number of retirement programmes throughout the world. Such benefits reflect local competitive conditions and legal requirements.

In the UK, annual incentive awards are fully pensionable for all employee participants with the exception of senior managers and Directors, whose AIP awards of up to 20% of base salary are pensionable. Given the large proportion of total remuneration which is variable pay, the Remuneration Committee considers that it is appropriate for a proportion of such pay to be pensionable, and all UK based employees who receive incentive awards have made pension contributions on this element of their pay for many years. Pension arrangements in the US provide that all of any incentive awards under the AIP for all employees are pensionable, in line with normal practice in that country.

John Sunderland and David Kappler are members of the Cadbury Schweppes Pension Fund (CSPF) and the Cadbury Schweppes Supplementary Pension Scheme (CSSPS). Ken Hanna is not a member of the CSPF or CSSPS. These are defined benefit retirement plans with a pension paid on retirement based on salary and length of service. Members contribute 5% of salary and pensionable bonus to the CSPF. The target benefit is two-thirds of pensionable earnings (calculated as current base salary and three years average of pensionable bonuses). The normal retirement age is 60. Pension arrangements for executives and Directors in the UK will continue to be monitored pending the final outcome of the Government’s current review.

Bob Stack and Todd Stitzer are members of the US Supplemental Executive Retirement Plan (SERP) as well as the US cash balance pension plan and excess plan. The SERP is a defined benefit retirement plan with a pension paid on retirement based on salary and length of service. Combined benefits are 50% of a three year average of final pensionable earnings after 15 years’ service and 60% after 25 or more years’ service. Bob Stack and Todd Stitzer may retire at age 60 without a reduction factor applied to accrued benefits. The SERP has a ten year vesting period and the benefits of these Executive Directors are fully vested.

Further details of these arrangements are set out on page 72.

64	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Service Contracts

All the Executive Directors who served during the year have service contracts with the Company dated as of 1 March 2001. Contracts are terminable by the Company giving one year’s notice, and expire in the year in which the Director reaches sixty years of age. The service contracts include provisions on non-competition and non-solicitation. These provisions state that if the Executive Director leaves voluntarily he will not, for a period of one year after leaving, be engaged in or concerned directly or indirectly in any business concern which is in competition with the Company. Also, the Executive Director agrees for a period of two years after termination of employment not to solicit or attempt to entice away any employee or Director of the Company. If the Executive Director’s contract is terminated without cause, or he resigns for good reason, other than following a change of control, payment of twice annual base salary would be made. Termination payments of twice total remuneration would be made if either of these circumstances occurred within two years of a change in control.

As part of the overall remuneration review it is proposed that changes be made to service contracts for Executive Directors to bring them even more into line with prevailing practices for UK-parented companies. These changes would be made promptly after the 2004 AGM without any special payments being made to the Executive Directors. Under the new contracts, if any Executive Director’s employment is terminated without cause, or if the Director resigns for good reason, payment of twelve months’ worth of base salary and target AIP will be made, together with benefits for up to twelve months, or for a shorter period if the Executive Director secures new employment with equivalent benefits. If it is not possible or practical to continue benefits for one year they will be paid in cash. There would be no special payments made after a change in control. For the LTIP/BSRP provisions which apply on a change of control or termination of employment refer to pages 66 to 68. There would be no change in the Company’s policy regarding the duration of Executive Directors’ service contracts or notice periods.

David Kappler’s contract expires on 18 June 2004 when he will retire from the Company. The service contracts of the Executive Directors, except for Ken Hanna, contain the terms outlined above. It is proposed that following the AGM, and as part of the overall changes in remuneration, these Directors (except for David Kappler) will execute the new form of service contract described above. Under their secondment arrangements, Bob Stack and Todd Stitzer are entitled to six months’ employment with their employing company in their home country if there are no suitable opportunities for them when their secondments end. Ken Hanna’s contract, which is dated as of 1 March 2004, is terminable by the Company giving one year’s notice, and contains the same terms as the new form of service contract described above.

The form of the new Executive Directors’ service contracts will not change in any material respect except as noted above. All the current and new form contracts are 12 month rolling contracts, and accordingly, no contract other than David Kappler’s (see above) has a fixed or unexpired term.

Annual Incentive Plan (AIP)

Annual incentive targets are set each year to take account of current business plans and conditions, and there is a threshold performance below which no award is paid. AIP awards are based on financial tests, subject to appropriate adjustments, as determined by the Committee. In 2003, awards were based solely on underlying operating profit as this was the most practical measure following the Adams acquisition. In future, the Committee plans to revert to underlying economic profits (UEP), defined as underlying operating profit less a charge for the weighted average cost of capital, and turnover measures as they are key elements in our Managing for Value programme.

The target incentive award for an Executive Director is increased from 60% to 80% of base salary from 2004 onwards with the maximum award remaining at 120% for exceptional performance. Incentive awards to Executive Directors for 2002 and 2003 averaged 49% and 36%, respectively, of base salary. This increase in target awards is designed both to recognise competitive pressures in a number of the main markets in which we operate and to increase our focus on those areas of performance which our executives can most directly influence.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	65

Back to Contents

Report on Directors’ Remuneration

Bonus Share Retention Plan (BSRP)

The BSRP is an essential element of our total reward programme and has been a key factor in helping and encouraging our executives to meet the share ownership guidelines that we apply. For Executive Directors, this is set at four times base salary, at the very top end of such requirements in the FTSE 100.

The BSRP enables participants to invest all or part of their AIP award and receive such award in the form of Cadbury Schweppes ordinary shares (“deferred shares”) rather than cash. All the Executive Directors (unless they are due to retire shortly) choose to invest all their AIP awards into the BSRP. All shares under the BSRP are purchased in the market and held in trust for a three year period. Under the current plan the Company will provide participants with three additional shares for every five deferred shares at the end of the period. If a participant leaves the Company during the three year period, the participant forfeits some of the additional shares and in certain cases it is possible that all of the additional shares and the deferred shares may be forfeited. The BSRP is available to a group of approximately 180 senior executives and aims to encourage participants to reinvest a cash award into the Company’s shares.

There is no performance test for the current BSRP award because the AIP on which it is based is entirely performance related. However, it is proposed that from 2004, the minimum award of additional shares will be reduced to two shares for every five deferred. Further share awards will be made if the real compound annual level of growth in aggregate UEP achieved by the Group over the three year deferral period hits certain target levels. They are as follows:

Real Compound Annual Growth in	Number of Matching Shares Granted
Aggregate UEP equivalent to:	(for every five acquired by the executive)

4%	3
7%	4
10% or more	5

As stated above, the measure chosen to determine the level of match – UEP – is also customarily used in determining AIP.

Under the new proposals, the potential size of BSRP awards will now decrease unless certain levels of UEP growth are achieved. The levels of growth in UEP required to achieve the highest levels of share match will be demanding. Aggregate UEP is measured on a ‘real’ basis i.e. after allowing for inflation, and the highest level of awards will need levels of growth better than those achieved historically and those we anticipate in future. From 2004, awards under the BSRP will vest in full following a change in control but only to the extent that performance targets have been met at the time of the change in control.

Long Term Incentive Plan (LTIP)

Under the current plan, Executive Directors receive a conditional award of shares with a face value of up to 80% of base salary. Vesting of the award is subject to the minimum requirement that underlying earnings per share (UEPS) must have grown by at least the rate of inflation as measured by the Retail Price Index plus 2% per annum (over three years). The extent to which some, all or none of the award vests depends upon the Company’s total shareowner return (TSR, defined on page 69) relative to UK and international comparator companies.

The minimum award of 50% of the shares conditionally granted vests if the Company is at the 50th percentile. The full award vests if it is at the 80th percentile or above, and straight-line proportionate awards are made for ranking between the 50th and 80th percentile. There is also the opportunity for re-tests for up to three years against the original base year following the initial three year performance period if the minimum requirements are not met.

66	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

One half of the shares awarded is placed in trust and released two years later, assuming that the participant’s employment with the Group has not been terminated for cause during that period. During the deferral period, participants accumulate dividend equivalent payments on shares held in trust and these are paid to participants at the end of the deferral period.

In 2003, grants for the 2003-2005 performance cycle were made to 26 senior executives, including the Executive Directors. Details of LTIP interests are set out in the table on page 71.

The following companies were selected as comparator companies (the “Comparator Group”) to reflect the global nature of the Company’s business. For cycles beginning prior to 2004, a weighting of 75% was applied to the UK companies in the Comparator Group, and 25% to the non-UK based companies. For 2004 onwards, the Comparator Group has been simplified and amended to include companies more relevant to Cadbury Schweppes, and there will be no weighting between UK and non-UK companies:

UK Based Companies	Non-UK Based Companies	Head Office Location

Allied Domecq	Campbell Soup	US
Associated British Foods	Coca-Cola	US
Diageo	Coca-Cola Enterprises+	US
Northern Foods	Colgate-Palmolive	US
Reckitt Benckiser	Conagra+	US
Scottish & Newcastle+	CSM +	Netherlands
Six Continents*	Danone	France
Tate & Lyle	General Mills	US
Unilever	Heinz	US
Uniq*	Hershey Foods	US
Whitbread*	Kellogg	US
	Kraft Foods+	US
	Lindt & Sprungli+	Switzerland
	Nestlé	Switzerland
	Pepsi Bottling Group+	US
	PepsiCo	US
	Pernod Ricard	France
	Procter & Gamble	US
	Sara Lee Corp	US
	Suedzucker*	Germany
	Wrigley+	US

*indicates a company to be dropped from the Comparator Group in 2004
+indicates a company added to the Comparator Group for 2004 onwards

From 2004, it is proposed that the maximum award will increase to 120% of base salary, but with no re-tests. This increase will also be offset by a reduction in the size of share option awards. Also from 2004, awards under the LTIP will vest in full following a change in control, but only to the extent that performance targets have been met at the time of the change in control.

From 2004, half of the award will be based on real compound annual growth in aggregate UEPS achieved over the three year performance period. To vest at all, this requires a minimum of 6% real annual compound growth in aggregate UEPS over the period. At this level, 40% of this half of the award (equivalent, at grant, to 24% of base salary therefore) will vest. 100% of this half of the award (equivalent, at grant, to 60% of base salary) will be made if the real compound annual growth rate achieved is 10% or more – with proportionate awards for performance between 6% and 10%.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	67

Back to Contents

Report on Directors’ Remuneration

Long Term Incentive Plan (LTIP) continued

The other half of the award will be based on TSR relative to the Comparator Group. 40% of this half of the award (equivalent, at grant, to 24% of base salary) will vest at the 50th percentile ranking, with the whole of this half of the award (60%, at grant, of base salary) vesting at the 80th percentile ranking or above. Between these two percentiles, the award will vest proportionately. During the performance periods, participants accumulate dividend equivalent payments on the conditional share awards, which will only be paid to the extent that the performance conditions are achieved. The Committee believes that these new measures will align the LTIP more closely with MFV.

Share Option Plans

Under the Share Option Plan 1994 option grants were made to Executive Directors in 2003 as shown on page 74. No rights to subscribe for shares or debentures of any Group company were granted to or exercised by any member of any of the Directors’ immediate families during 2003.

Our current plan provides for maximum awards with a value of up to four times base salary although, in practice, grant levels at Executive Director level have been made at a level of about three times base salary in recent years. Exercise has been subject to the requirement that UEPS must have grown by at least 2% per annum compound in real terms as measured by the Retail Price Index over any preceding three year period for the life of the option. If required, retesting has been on an annual basis for the life of the option.

From 2004, as part of our overall remuneration proposals, we plan to restrict option awards to two times base salary at Director level. The performance condition will be measured in terms of real UEPS growth by comparison to UEPS in the year immediately preceding grant. If the performance condition is not met within the first three years, we will re-test in year five with our actual UEPS growth in year five measured in relation to the same base year. The performance conditions will also be more stringent than those currently applying, with 4% real annual compound growth in UEPS required for half the award to vest and 6% real growth for all of the award to vest.

Share options are retained as part of our total reward programme as this is an element that is well understood in all the markets in which we operate. It is also aligned with shareowner interests in that individuals only benefit when the share price increases.

We are aware that some institutional shareowners are opposed to re-testing, or can only support limited re-testing, but it should be noted that in most of the markets in which we operate, even the concept of any performance test to govern option exercise is virtually unknown, and the imposition of unduly stringent performance conditions could put Cadbury Schweppes at a significant competitive disadvantage in some markets.

Each Executive Director also has the opportunity to participate in the savings-related share option scheme operated in the country in which his contract of employment is based. Further details on share plans are provided in Note 30 to the Financial Statements.

Executive Directors – Outside Appointments

The Company recognises the benefits to the individual and to the Company of involvement by Executive Directors of the Company as non-executive directors in companies outside the Cadbury Schweppes group. Subject to certain conditions, and unless otherwise determined by the Board, each Executive Director is permitted to accept only one appointment as a non-executive director in another company. The Executive Director is permitted to retain any fees paid for such service.

68	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Non-Executive Directors

The Non-Executive Directors do not have service contracts with the Company. The Company appoints Non-Executive Directors for an initial period of three years. Unless otherwise determined by the Board the maximum term is nine years. Fees for Non-Executive Directors are determined by the Board as a whole in the absence of the Director concerned and within the limits set by the Articles of Association. To ensure that the interests of the Non-Executive Directors are aligned with those of the shareowners, all Non-Executive Directors have chosen to utilise a percentage of their fees (between 50% and 60%) to purchase shares in the Company, which are bought within five business days of each relevant payment. Each Non-Executive Director has undertaken to hold such shares during the term of his or her appointment.

Performance Graph

The following graph shows the Company’s performance measured by total shareowner return (TSR) for the five years to 28 December 2003, compared with the TSR performance of the FTSE 100 companies over the same period. Total shareowner return is share price growth plus reinvested dividends. The FTSE 100 has been selected for this comparison because this is the principal index in which the Company’s shares are quoted.

Audited Information

Directors’ Remuneration
A summary of the Directors’ emoluments and their individual details are given in the following two tables.

Directors’ Remuneration Summary

	2003	2002
	£000	£000

Total remuneration:
Fees as Directors	331	450
Salaries and other benefits	3,107	3,710
AIP/BSRP	1,178	1,944
LTIP awards	–	589
Gains made on exercise of share options	78	1,224
Payments to former Directors or their dependants:
Compensation for loss of office and other benefits (a)	–	701
Payments for accrued benefits on cessation of employment (a)	–	632
LTIP award paid in shares	–	16
Pensions paid to former Directors	30	26

The highest paid Director was John Sunderland: £1,396,000 (2002: John Brock: £3,092,000).

(a) John Brock resigned from the Board on 19 December 2002.
(b) This summary table does not include salaries paid to members of the CEC (see Note (e) to the Emoluments table on page 70) who are not also Directors.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	69

Back to Contents

Report on Directors’ Remuneration

Directors’ Remuneration continued

Emoluments

	Base	AIP/		Other	2003	2002
	Salary/Fees	BSRP(f)	Allowances	Benefits	Total	Total
	£000	£000	£000	£000	£000	£000

Wolfgang Berndt	34	–	–	–	34	31
Derek Bonham (a)(b)	80	–	–	–	80	225
Rick Braddock	73	–	–	–	73	79
John Brock (c)	–	–	–	–	–	2,680
Roger Carr	59	–	–	–	59	33
Franz Humer (d)	–	–	–	–	–	2
David Kappler	477	174	33	–	684	844
Bob Stack (g)	378	203	183	77	841	916
Todd Stitzer (g)	557	306	337	164	1,364	1,063
John Sunderland	850	495	41	10	1,396	1,484
David Thompson	43	–	–	–	43	40
Baroness Wilcox	42	–	–	–	42	40

Total	2,593	1,178	594	251	4,616	7,437

CEC members (e)	2,233	1,054	268	515	4,070	–

(a) In addition, the Company contributed £9,381 in relation to office and secretarial costs for Derek Bonham in 2003.
(b) Derek Bonham resigned on 8 May 2003.
(c) John Brock resigned on 19 December 2002. Payments received in 2002 include compensation for loss of office and other accrued benefits.
(d) Franz Humer resigned on 17 January 2002.
(e) This is the aggregate remuneration paid by the Company to its senior management (that is, the 8 individuals who are members of the Chief Executive’s Committee (CEC) but not Executive Directors). The CEC was enlarged in February 2003, and the information given is for the period since that date. There are no comparative figures for 2002.
(f) These awards cover the AIP/BSRP paid in March 2004. All the participating Directors have elected to receive their awards under the AIP in the form of shares under the terms of the BSRP, as described on page 66 except for David Kappler who, since he is due to retire shortly, will be paid in cash. The amounts shown above reflect the matching shares which will be awarded to the Directors if they remain in service during the deferral period.
(g) Allowances and Other Benefits include housing and other expatriate allowances. Such arrangements are necessary to ensure that the Company’s senior management is not penalised financially by accepting roles of an international nature which result in higher costs and taxation than would have been the case if they had remained in their home country.
(h) Ken Hanna’s emoluments are not shown in the above table since he was not a Director in 2003. His base salary in 2004 will be at the rate of £500,000 per annum, and he will be eligible for similar incentive payments as David Kappler. In connection with the overall arrangements for the appointment of Ken Hanna, he has also been granted an award of 225,000 restricted shares, vesting in three tranches of 75,000 shares each if he remains with the Company for three, four and five years respectively after his joining the Company.

70	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Share Plans

	Gains on
	exercise of	LTIP Award	2003	2002
	share options	earned in 2003 (b)	Total	Total
	£000	£000	£000	£000

John Brock (a)	–	–	–	412
David Kappler	3	–	3	605
Bob Stack	72	–	72	171
Todd Stitzer	–	–	–	94
John Sunderland	3	–	3	531

	78	–	78	1,813

CEC members (c)	109	–	109	–

(a) John Brock resigned on 19 December 2002.
(b) All LTIP awards earned are paid as shares. 50% is paid immediately and 50% is held in trust for a period of two years, with a risk of forfeiture. No awards were earned in 2003.
(c) Aggregate gains made by the Company’s senior management (that is, the 8 individuals who are members of the Chief Executive's Committee but not Executive Directors).

Long Term Incentive Plan interests

	Interest				Interest
	in shares as	Interest in	Number of	Interest in	in shares as
	at 29 December	shares awarded in	shares vested in	shares lapsed in	at 28 December
	2002 (a) (i)	2003 (b) (c)	2003 (d)	2003 (e)	2003 (f) (g)

David Kappler	269,461	96,758	27,341	–	338,878
Bob Stack	226,723	77,925	21,649	–	282,999
Todd Stitzer	262,897	160,778	24,609	–	399,066
John Sunderland	465,283	188,369	46,138	–	607,514

CEC members (h)	891,655	559,157	90,996	–	1,359,816

(a) Interests as at 29 December 2002 are potential interests shown at their maximum value in respect of Parts I and II of the 2000-2002 cycle and the 2001-2003 and 2002-2004 cycles.
(b) The interest in shares awarded in 2003 relate to the 2003-2005 cycle. The mid-market price on 13 March 2003 when these awards were made was £3.22. Qualifying conditions for these awards are set out on page 66.
(c) The interest in shares awarded to Todd Stitzer and John Sunderland in 2003 include additional shares under the extended 2000-2003 Part 1 cycle and the 2001-2003, and 2002-2004 cycles, to recognise significant promotion during 2003, in accordance with the rules of the LTIP.
(d) Shares vested in 2003 relate to the release of the interest in shares awarded in respect of the 2000-2002 Part II cycle, half of which will be held in trust until 2005. The awards were made on 10 March 2000 when the mid-market price was £3.63. The mid-market price on 4 March 2003, when the awards vested, was £3.24. Qualifying conditions for these awards are set out on page 66.
(e) The 2000-2002 Part I cycle did not vest and was extended for a further year to be measured over the period 2000 to 2003.
(f) Interests as at 28 December 2003 are potential interests shown at their maximum value in respect of the extended 2000-2002 Part I cycle and the 2001-2003, 2002-2004 and 2003-2005 cycles.
(g) The criteria under which these awards would vest in full are explained on page 66.
(h) Aggregate interests of the Company’s senior management (that is, the 8 individuals who are members of the Chief Executive's Committee but not Executive Directors).
(i) Shares deferred into trust in respect of the 1999-2001 cycle, and Part II of the 2000-2002 cycle, are shown in the Directors’ shareholding table on page 73.
(j) All awards are in shares.
(k) Qualifying conditions for the awards shown above have to be fulfilled by 31 December 2008 at the latest.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	71

Back to Contents

Report on Directors’ Remuneration

Directors’ Remuneration continued

Pension/Retirement Arrangements

							Transfer
							value of
							the increase
			Transfer	Transfer	Increase	Increase in	in accrued
			value of	value of	in transfer	accrued	pension
	Accrued	Increase in	accrued	accrued	value	pension	(net of
	pension	accrued	pension	pension	over the	during	inflation)
	at 28	pension	at 28	at 30	year, less	the year	less
	December	during	December	December	Directors'	(net of	Directors'
	2003	the year	2003	2002	contributions	inflation)	contributions
	£000	£000	£000	£000	£000	£000	£000

UK Pension Arrangements
David Kappler (a)	351	28	5,927	4,852	1,046	19	291
John Sunderland	646	57	11,715	9,676	1,988	41	687

US Pension Arrangements
Bob Stack (b)	251	24	2,013	1,687	326	20	163
Todd Stitzer (b)	383	46	2,802	2,269	533	40	293

(a) The 2002 position has been restated due to a previous omission in calculating pensionable service.
(b) The pension arrangements for Bob Stack, Todd Stitzer and US CEC members are made in US dollars and converted, for the purpose of this table only, at the rate of US$1.64 = £1.
(c) The accrued pensions represent the amount of the deferred pension that would be payable from age 60 if the Directors left service at the relevant date.
(d) The transfer values have been calculated in accordance with the guidance note GN11: Retirement Benefit Schemes – Transfer Values published by the Institute of Actuaries and Faculty of Actuaries.
(e)  The aggregate amount set aside in 2003 to provide for pensions and post retirement medical benefits for the Company’s senior management (that is, the 8 individuals who are members of the Chief Executive’s Committee) and the Executive Directors was £1,634,000. This consists of approved pension arrangements of £900,000, unapproved pension arrangements of £726,000 and post medical retirement benefits of £8,000. Arrangements made in euros were converted, for the purposes of this table, at the rate of €1.45 = £1.
(f) As disclosed in the Report and Accounts and Form 20-F for 2002, John Brock, in accordance with the standard terms of the US pension plans, received the transfer value of his accrued pension calculated as at 29 December 2002 (£5,431,000). This was paid in 2003.

72	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Directors’ shareholdings

The table below details the interests of the Directors in ordinary shares of 12.5p each.

		As at
		28 December 2003
		(or date of
	As at	resignation
	30 December 2002	if earlier)

Wolfgang Berndt	30,476	55,552
Derek Bonham (a)	20,652	23,731
Rick Braddock	22,424	32,412
Roger Carr	4,634	9,072
David Kappler (b)	738,368	843,315
Bob Stack (b)	602,406	686,933
Todd Stitzer (b)	336,366	401,732
John Sunderland (b)	1,069,435	1,250,808
David Thompson	16,884	22,322
Baroness Wilcox	10,682	16,252

	2,852,327	3,342,129

CEC members (c)	1,415,210	1,940,298

(a) Derek Bonham resigned on 8 May 2003.
(b) Directors’ holdings of ordinary shares include shares held in trust under both the LTIP and the BSRP.
(c) Aggregate number of shares held by the Company’s senior management (that is, the 8 individuals who are members of the Chief Executive’s Committee but not Executive Directors).

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	73

Back to Contents

Report on Directors’ Remuneration

Directors’ share options
The table below details the Executive Directors’ options over ordinary shares of 12.5p each. Non-Executive Directors do not have share options.

Directors’ Share Options

Name of Director	As at 30 Dec			As at 28 Dec	Exercise	Exercisable
and Scheme	2002	Granted	Exercised	2003	Price £	From	To

David Kappler
(a)	300,000	–	–	300,000	4.09	2 Sep 2003	1 Sep 2010
(a)	300,000	–	–	300,000	4.77	1 Sep 2004	31 Aug 2011
(a)	300,000	–	–	300,000	4.825	24 Aug 2005	23 Aug 2012
(a)	–	350,000	–	350,000	3.515	10 May 2006	9 May 2013
(c)	2,932	–	2,932	–	2.352	1 Feb 2003	31 July 2003
(c)	1,010	–	–	1,010	3.414	1 Jan 2004	30 June 2004

	903,942	350,000	2,932	1,251,010

Bob Stack
(a)	250,000	–	–	250,000	4.09	2 Sep 2003	1 Sep 2010
(a)	250,000	–	–	250,000	4.77	1 Sep 2004	31 Aug 2011
(a)	250,000		–	250,000	4.825	24 Aug 2005	23 Aug 2012
(a)	–	350,000	–	350,000	3.515	10 May 2006	9 May 2013
(a)	49,978	–	–	49,978	2.0457	2 Nov 1997	1 Nov 2004
(a)	54,000	–	–	54,000	2.425	28 Sep 1998	27 Sep 2005
(a)	90,000	–	–	90,000	2.595	28 Sep 1999	27 Sep 2006
(b)	2,248	28	2,276	–	$5.555	21 Apr 2003	2 May 2003
(b)	2,096	–	–	2,096	$5.9625	19 Apr 2004	30 Apr 2004
(b)	–	2,140	–	2,140	$4.665	18 Apr 2005	29 Apr 2005
(d)	49,976	–	49,976	–	2.2138	1 Oct 1996	30 Sep 2003

	998,298	352,168	52,252	1,298,214

Todd Stitzer
(a)	275,000	–	–	275,000	4.09	2 Sep 2003	1 Sep 2010
(a)	275,000	–	–	275,000	4.77	1 Sep 2004	31 Aug 2011
(a)	300,000	–	–	300,000	4.825	24 Aug 2005	23 Aug 2012
(a)	–	500,000	–	500,000	3.515	10 May 2006	9 May 2013

	850,000	500,000	–	1,350,000

John Sunderland
(a)	500,000	–	–	500,000	4.09	2 Sep 2003	1 Sep 2010
(a)	500,000	–	–	500,000	4.77	1 Sep 2004	31 Aug 2011
(a)	500,000	–	–	500,000	4.825	24 Aug 2005	23 Aug 2012
(a)	–	500,000	–	500,000	3.515	10 May 2006	9 May 2013
(a)	135,356	–	–	135,356	2.0457	2 Nov 1997	1 Nov 2004
(a)	200,000	–	–	200,000	2.595	28 Sep 1999	27 Sep 2006
(c)	2,932	–	2,932	–	2.352	1 Feb 2003	31 July 2003
(c)	3,117	–	–	3,117	3.248	1 Feb 2006	31 July 2006

	1,841,405	500,000	2,932	2,338,473

CEC
members (e)	3,152,449	1,971,757	90,732	5,033,474	4.006	28 Sep 1998	9 May 2013

(a) Share Option Plan 1994.
(b) US and Canada Employee Stock Purchase Plan 1994.
(c) Savings-Related Share Option Scheme 1982.
(d) Share Option Scheme 1984 for Main Board Directors and Senior Executives.
(e) Aggregate number of share options held by the Company’s senior management (that is, the 8 individuals who are members of the Chief Executive’s Committee but not Executive Directors). Exercise price shown is the weighted average exercise price. Dates shown are the earliest and latest date respectively for any option.
(f) No options lapsed during the year.
(g) No payment was made on the granting of any of these options.

74	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Details of individual exercises of options during the year, together with the market price of the shares and total notional gain at the date of exercise, are given in the table below. The market prices of ordinary shares at 30 December 2002 and 24 December 2003, the first and last dealing days in the financial year, were £3.91 and £4.0825 respectively. The range during the year was from £3.0075 to £4.0825.

Exercises of Options

				Mid-market
	Number of		Exercise	price
	options		price	on date	Notional
	exercised	Name of option plan	per share	of exercise	gain

David Kappler	2,932	Savings-Related Share	£2.352	£3.31	£2,809
		Option Scheme 1982

Bob Stack	2,276	US and Canada Employee Stock	$5.555	$5.60	$112
		Purchase Plan 1994
	15,000	Share Option Scheme 1984 for	£2.2138	£3.54	£19,818
		Main Board Directors and Senior
		Executives
	34,976	Share Option Scheme 1984 for	£2.2138	£3.70	£51,981
		Main Board Directors and Senior
		Executives

John Sunderland	2,932	Savings-Related Share	£2.352	£3.29	£2,736
		Option Scheme 1982

CEC members (b)	90,732	Various	Various		£109,497

The total notional gains on exercise amounted to £186,911 (2002: £1,238,149).
(a) Exercise periods for these options are shown on page 74.
(b) Options exercised by the Company’s senior management (that is, the 8 individuals who are members of the ChiefExecutive ’s Committee but not Executive Directors).

The Executive Directors, as potential beneficiaries, are treated as being interested in any dealings in the Company’s ordinary shares by the Cadbury Schweppes plc Qualifying Employee Share Ownership Trust (“QUEST”) (see Note 30 to the Financial Statements). During the period 30 December 2002 to 15 March 2004 the QUEST acquired a total of 5,845,070 ordinary shares in the Company by subscription at prices between £3.0075 and £4.425 per share. Those ordinary shares were all transferred by the QUEST to individuals who had exercised options under the Savings-Related Share Option Scheme 1982. At 15 March 2004 the QUEST held no ordinary shares in the Company.

The following Directors have interests in the Common Stock of US$0.01 each of Dr Pepper/Seven Up Bottling Group, Inc (DPSUBG) (the holding company of the Group’s American bottling operations) in which the Company has an ultimate 40.4% interest: David Kappler 500; Bob Stack 250 and Todd Stitzer 2,500.

Changes in the Directors’ share interests since the year-end (unaudited)

There were the following changes in the Directors’ share interests between 29 December 2003 and 15 March 2004:

David Kappler exercised a Savings-Related Share Option Scheme 1982 (“SAYE”) option (with an exercise period of 1 January 2004 to 30 June 2004) over 1,010 ordinary shares on 2 January 2004. The option price was £3.414 per share and the market price was £4.17 per share, giving a notional gain of £763.54.

Ken Hanna purchased 25,000 ordinary shares on 18 February 2004 at a price of £4.3375 per share.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	75

Back to Contents

Report on Directors’ Remuneration

Changes in the Directors’ share interests since the year-end (unaudited) continued

The Non-Executive Directors elected to surrender part of their Directors’ fees and purchase ordinary shares on 5 January 2004 at a price of £4.11 per share as follows:

Wolfgang Berndt	1,432 shares;
Rick Braddock	2,168 shares;
Roger Carr	4,204 shares;
David Thompson	1,509 shares;
Baroness Wilcox	1,433 shares.

Wolfgang Berndt purchased 10,000 ordinary shares on 19 February 2004 at a price of £4.35 per share.

David Thompson purchased 6,700 ordinary shares on 19 February 2004 at a price of £4.43 per share.

The following Directors sold ordinary shares awarded under the BSRP on their release from trust:

Bob Stack	32,688 shares on 1 March 2004, at a price of £4.47 per share;
John Sunderland	115,547 shares on 1 March 2004, at a price of £4.47 per share;
David Kappler	13,923 shares on 4 March 2004, at a price of £4.44 per share;
Todd Stitzer	34,567 shares on 4 March 2004, at a price of £4.44 per share.

The following Directors sold ordinary shares awarded under the LTIP on their release from trust:

Bob Stack	10,736 shares on 4 March 2004, at a price of £4.44 per share;
Todd Stitzer	30,782 shares on 4 March 2004, at a price of £4.44 per share;
John Sunderland	55,441 shares on 4 March 2004, at a price of £4.44 per share;
David Kappler	14,868 shares on 8 March 2004, at a price of £4.09 per share.

John Sunderland exercised a 1994 Share Option Scheme option (with an exercise period of 2 November 1997 to 1 November 2004) over 135,356 ordinary shares on 4 March 2004. The option price was £2.0457 per share and the market price was £4.42, giving a notional gain of £321,375.75. John Sunderland retained these shares.

The following Directors were awarded shares under the BSRP, which were deferred into trust on 4 March 2004:

Bob Stack	53,830 shares;
Todd Stitzer	81,174 shares;
John Sunderland	88,880 shares.

Save as disclosed, there have been no other changes in the interests of the Directors between 29 December 2003 and 15 March 2004.

All the interests detailed above are beneficial. Save as disclosed, none of the Directors had any other interest in the securities of the Company or the securities of any other company in the Group. The Register of Directors’ Interests, which is open to inspection, contains full details of Directors’ shareholdings and share options.

By Order of the Board

Rick Braddock
Chairman of the Remuneration Committee
15 March 2004

76	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Financial Record

Group Financial Record	78

Financial Ratios	82

US GAAP Financial Record	84

Contents	Inside Front Cover

Glossary	174

Cross reference to Form 20-F	175

Index	178

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	77

Back to Contents

Financial Record

Group Financial Record

	2003	2002
	£m	£m

Turnover

Turnover – Continuing operations(a)(b)(h)
Americas Beverages	1,814	1,982
Americas Confectionery	871	233
EMEA	2,117	1,787
Europe Beverages	692	548
Asia Pacific	937	738
Central	10	10

	6,441	5,298

Underlying Operating Profit (operating profit excluding operating exceptional items, goodwill/intangibles amortisation, and operating profit in associates)
– Continuing operations(a)(h)
Americas Beverages	532	585
Americas Confectionery	95	15
EMEA	308	280
Europe Beverages	120	104
Asia Pacific	128	114
Central	(131)	(115)

	1,052	983
Discontinued operations (g)	–	–
Exceptional restructuring costs (c)(d)(e)	(224)	(53)
Other exceptional items	–	–
Goodwill/intangibles amortisation	(129)	(64)

Group Operating Profit	699	866
Share of Operating Profit in associates	51	58

Total Operating Profit including associates	750	924
(Loss)/profit on sale of subsidiaries, investments and fixed assets	(5)	12
Net interest	(181)	(106)

Profit on ordinary activities before Taxation	564	830
Taxation (f)	(173)	(255)
Minority interests	(25)	(27)

Profit for the Financial Year	366	548
Dividends paid and proposed to ordinary shareholders	(242)	(230)

Profit Retained for the Financial Year	124	318

(a) Analysis of discontinued operations is not given as it is not considered material.
(b) Restated to comply with the new definition of turnover adopted by the Group in 2002 for the years 2000 and 2001. The comparative years 1994 to 1999 have not been restated as it is impracticable to do so.
(c) Includes acquisition-related restructuring from 1995 onwards (prior to this such costs were included in goodwill).
(d) Restated to comply with FRS 12 for the years 1994 and 1995.
(e) The Group has reviewed all restructuring costs charged since 2001 to ensure they are exceptional in nature. No review of restructuring costs charged for 2000 and prior has been carried out to ensure they are exceptional.
(f) Restated to comply with FRS 19 for the years 1999 and 2000.
(g) Discontinued operations represent the Group’s former UK bottling operations in 1997 and beverage brands disposed of in 1999.
(h) In 2003 the Group revised its business regions. In the opinion of the Directors the new format better represents the Group structure. All segmental information from 1994 has been re-presented.

78	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

2001	2000	1999	1998	1997	1996	1995	1994
£m	£m	£m	£m	£m	£m	£m	£m

1,904	1,307	1,371	1,225	1,177	1,160	1,064	645
292	285	266	246	250	246	109	81
1,650	1,560	1,612	1,607	1,619	1,600	1,503	1,426
385	319	368	358	365	423	471	376
720	639	610	558	623	664	616	572
9	8	7	5	37	4	27	47

4,960	4,118	4,234	3,999	4,071	4,097	3,790	3,147

566	426	342	291	270	255	227	128
38	39	37	37	32	26	14	12
233	220	221	219	218	203	190	181
70	49	53	55	38	34	35	33
124	111	101	80	80	86	77	67
(101)	(70)	(69)	(66)	(39)	(40)	(36)	(44)

930	775	685	616	599	564	507	377
–	–	16	26	29	148	142	151
(53)	(49)	(64)	(23)	(26)	(45)	(38)	(17)
–	–	–	(68)	–	–	–	–
(46)	(13)	(3)	–	–	–	–	–

831	713	634	551	602	667	611	511
57	65	35	38	31	31	28	15

888	778	669	589	633	698	639	526
31	27	350	38	412	–	14	–
(106)	(49)	(61)	(57)	(64)	(110)	(116)	(42)

813	756	958	570	981	588	537	484
(241)	(224)	(208)	(181)	(261)	(180)	(158)	(155)
(30)	(36)	(101)	(41)	(35)	(72)	(68)	(61)

542	496	649	348	685	336	311	268
(222)	(209)	(202)	(194)	(182)	(171)	(159)	(131)

320	287	447	154	503	165	152	137

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	79

Back to Contents

Financial Record

Group Financial Record continued

	2003	2002
	£m	£m

Cash Flows

Cash flow from operating activities and associates	1,063	1,109
Capital expenditure, net	(285)	(251)
Taxation, returns on investments and servicing of finance	(372)	(320)
Ordinary dividends	(234)	(223)

Free cash flow	172	315
Acquisitions, disposals and Employee Trust share sales and purchases	(2,742)	(610)

Cash flow before use of liquid resources and financing	(2,570)	(295)

Balance Sheets

Assets employed
Intangible fixed assets and goodwill	5,827	3,919
Tangible fixed assets	1,633	1,351
Fixed asset investments	543	545
Current assets (d)	1,974	1,580

Total assets	9,977	7,395
Total creditors, excluding borrowings	(2,145)	(1,844)
Provisions (a)(b)	(428)	(419)

	7,404	5,132

Financed by
Net borrowings	4,211	1,846
Minority interests (b)	243	266
Preference share capital (c)	–	–
Called-up share capital	258	257
Share premium account	1,071	1,050
Ordinary shareholders’ funds (b)	1,621	1,713

	7,404	5,132

(a)	Restated to comply with FRS 12 for the years 1994 and 1995.
(b)	Restated to comply with FRS 19 for the years 1999 and 2000.
(c)	Stated at redemption value.
(d)	Current assets comprise stock and debtors. Cash and short term investments are netted off against net borrowings.

80 Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

2001	2000	1999	1998	1997	1996	1995	1994
£m	£m	£m	£m	£m	£m	£m	£m

1,139	927	837	698	733	869	791	674
(233)	(101)	(108)	(143)	(204)	(256)	(227)	(222)
(295)	(222)	(241)	(212)	(205)	(327)	(308)	(243)
(214)	(203)	(196)	(186)	(167)	(149)	(55)	(123)

397	401	292	157	157	137	201	86
(800)	(1,104)	125	(79)	36	(153)	(1,170)	(84)

(403)	(703)	417	78	193	(16)	(969)	2

3,721	3,163	1,725	1,607	1,575	1,547	1,689	522
1,209	1,106	1,091	1,126	1,221	1,398	1,432	1,346
555	456	385	171	73	69	60	200
1,483	1,381	1,202	1,169	1,130	1,327	1,285	1,067

6,968	6,106	4,403	4,073	3,999	4,341	4,466	3,135
(1,756)	(1,689)	(1,334)	(1,269)	(1,129)	(1,338)	(1,316)	(1,044)
(392)	(350)	(352)	(158)	(239)	(89)	(102)	(107)

4,820	4,067	2,717	2,646	2,631	2,914	3,048	1,984

1,637	1,229	182	506	649	1,227	1,344	351
303	293	383	297	306	387	371	128
–	–	–	–	–	104	113	180
256	255	253	254	252	250	248	209
1,019	991	942	916	878	838	807	717
1,605	1,299	957	673	546	108	165	399

4,820	4,067	2,717	2,646	2,631	2,914	3,048	1,984

Report & Accounts and Form 20-F 2003 Cadbury Schweppes 81

Back to Contents

Financial Record

Financial Ratios

			2003	2002

Earnings per
Ordinary Share (EPS) (a)(b)	Basic	pence	18.2	27.4
	Diluted	pence	18.1	27.2
	Underlying	pence	32.0	32.0
Dividends per
Ordinary Share (a)		pence	12.0	11.5
Interest cover		times	4.1	8.7
Dividend cover		times	2.7	2.8
Gearing ratio (b)%			142	61
Turnover (c)	Continuing operations	£m	6,441	5,298
	Discontinued operations (d)	£m	–	–
Underlying operating profit (e)	Continuing operations	£m	1,052	983
	Discontinued operations (d)	£m	–	–
Operating assets	Continuing operations	£m	2,069	1,698
	Discontinued operations (d)	£m	–	–
Underlying operating
margin (c)(e)	Continuing operations	%	16.3	18.5

Profit for the Financial Year excluding goodwill/intangibles amortisation, and exceptional items (net of related tax)
Underlying EPS
Weighted average number of ordinary shares in issue

Total operating profit including associates
Interest cover
Net interest charge

Underlying earnings per ordinary share
Dividend cover
Dividend per ordinary share

Net borrowings
Gearing ratio
Ordinary shareholders’ funds + Equity minority interests

Operating assets	Tangible fixed assets, fixed asset investments, stock, debtors, creditors provisions for liabilities and charges after excluding borrowings, interest, taxation, deferred taxation, dividends and the Cadbury Schweppes
Employee Trust.

Underlying operating margin	Underlying operating profit (e)(f)

Turnover (c)

(a)     The Company undertook a two for one share split in May 1999. The number of shares used in calculating dividends per share and earnings per share has been restated for prior periods.
(b)     Restated to comply with FRS 19 for the years 1999 and 2000.
(c)     Restated to comply with the new definition of turnover adopted by the Group in 2002 for the years 2000 and 2001. The comparative years 1994 to 1999 have not been restated as it is impracticable to do so.
(d)     Discontinued operations represent the Group’s former UK bottling operations in 1997 and beverages brands disposed of in 1999.
(e)     Excluding exceptional restructuring costs, goodwill/intangibles amortisation, and operating profit in associates.

82 Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

2001	2000	1999	1998	1997	1996	1995	1994

27.0	24.8	32.0	17.1	34.0	16.9	16.2	16.1
26.7	24.5	31.7	16.9	33.7	16.2	15.5	15.4
30.0	25.8	22.8	20.4	19.1	18.3	16.9	16.9

11.0	10.5	10.0	9.5	9.0	8.5	8.0	7.5
8.4	16.0	11.0	10.3	9.9	6.3	5.5	12.5
2.7	2.5	2.3	2.1	2.1	2.1	2.0	2.2
56	48	8	27	37	91	100	24
4,960	4,118	4,234	3,999	4,071	4,097	3,791	3,148
–	–	67	107	149	1,018	985	882
930	775	685	616	599	564	506	377
–	–	16	26	29	148	143	151
1,539	1,356	1,443	1,445	1,412	1,335	1,149	1,018
–	–	–	5	2	216	201	318
18.8	18.8	16.2	15.4	14.7	13.8	13.3	12.0

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	83

Back to Contents

Financial Record

US GAAP Financial Record

The Financial Statements are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. A reconciliation to US GAAP is set out in Notes 31 and 32 to the Financial Statements.

	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m
	(except per share or ADR data and number of shares outstanding)

Amounts in Accordance
with US GAAP
Turnover (c)	6,441	5,298	4,960	4,118	4,234
Operating profit from
continuing operations (a)(b)	659	940	789	616	912
Profit for the Financial Year	373	565	493	383	594

Basic earnings per ADR from
continuing operations (b)	0.74	1.13	0.98	0.77	1.17
Basic earnings per ADR	0.74	1.13	0.98	0.77	1.17
Diluted earnings per ADR	0.74	1.12	0.97	0.76	1.16
Dividends per ADR	0.47	0.46	0.44	0.42	0.39

Net assets	3,879	3,909	3,930	3,676	3,547
Total assets	11,715	9,081	8,691	7,439	6,446
Long-term debt	5,301	2,927	2,083	1,080	920
Called up share capital	258	258	256	255	253
Share premium account	1,071	1,050	1,019	991	942
Shareholders’ funds	3,635	3,643	3,630	3,386	3,164
Number of shares outstanding (m)	2,064	2,057	2,047	2,039	2,021

(a) Operating profit is stated for each year after exceptional items and goodwill/intangibles amortisation.
(b) The beverage brands disposed in 1999 are not included as discontinued operations under US GAAP as they do not constitute a separate business segment.
(c) Restated to comply with the new definition of turnover adopted by the Group in 2002 for comparative years 2001 and 2000. The comparative information for 1999 has not been restated as it is impracticable to do so.

84	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Financial Statements

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	85

Back to Contents

Financial Statements

Statement of Directors’ responsibilities in relation to the Financial Statements

The following statement, which should be read in conjunction with the auditors’ statement of auditors’ responsibilities set out in their report, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the financial statements.

The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the Group’s profit or loss and cash flows for the financial year.

The Directors consider that in preparing the financial statements the Company and the Group have used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed. The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and the Group, and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The Directors have general responsibilities for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Auditors’ Report

Independent Auditors’ Report to the Members of Cadbury Schweppes plc
We have audited the financial statements of Cadbury Schweppes plc for the year ended 28 December 2003, which comprise the Group and Company Balance Sheets as at 28 December 2003 and 29 December 2002, the Group Profit and Loss Accounts, the Group Cash Flow Statements, the Statements of Total Recognised Gains and Losses and the Reconciliation of Movements in Shareholders’ Funds for the years ended 28 December 2003, 29 December 2002 and 30 December 2001, the related Geographical Analysis and Notes 1 to 32. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the Report on Directors’ Remuneration that is described as having been audited.

Respective responsibilities of Directors and auditors

As described in the Statement of Directors’ responsibilities, the Company’s Directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the Report & Accounts and Form 20-F including the Report on Directors’ Remuneration. Our responsibility is to audit the financial statements and the part of the Report on Directors’ Remuneration described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Report on Directors’ Remuneration described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to

86	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the Report of the Directors and the other information contained in the Report & Accounts and Form 20-F for the year ended 28 December 2003 as described in the contents section, including the unaudited part of the Report on Directors’ Remuneration, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board and with generally accepted auditing standards in the United States of America. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Report on Directors’ Remuneration described as having been audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Report on Directors’ Remuneration described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Report on Directors’ Remuneration described as having been audited.

UK Opinion

In our opinion:

•	the financial statements give a true and fair view of the state of affairs of the Company and the Group at 28 December 2003 and of the profit of the Group for the year then ended; and
•	the financial statements and that part of the Report on Directors’ Remuneration described as having been audited have been properly prepared in accordance with the Companies Act 1985.

US Opinion

In our opinion the financial statements present fairly, in all material respects, the consolidated financial position of the Group at 28 December 2003 and 29 December 2002 and the consolidated results of its operations and cash flows for the years ended 28 December 2003, 29 December 2002 and 30 December 2001 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the years ended 28 December 2003, 29 December 2002 and 30 December 2001 and the determination of shareholders equity at 28 December 2003 and 29 December 2002, to the extent summarised in Note 31 to the consolidated financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, England
15 March 2004

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	87

Back to Contents

Financial Statements

Group Profit and Loss Account for the 52 weeks ended 28 December 2003 (Note 1)

Notes						2003						2002

		Before						Before
		exceptional		Exceptional				exceptional		Exceptional
		items and		items and				items and		items and
		goodwill/		goodwill/				goodwill/		goodwill/
		intangibles		intangibles				intangibles		intangibles
		amortisation		amortisation		Total		amortisation		amortisation		Total
		£m		£m		£m		£m		£m		£m

	Turnover (a)
	Continuing operations	5,564		–		5,564		5,298		–		5,298
	Acquisitions	877		–		877		–		–		–

		6,441		–		6,441		5,298		–		5,298
	Operating costs	(5,389)		(353)		(5,742)		(4,315)		(117)		(4,432)

	Continuing operations	954		(230)		724		983		(117)		866
	Acquisitions	98		(123)		(25)		–		–		–

3	Group operating profit (a)	1,052		(353)		699		983		(117)		866
12	Share of operating profit in associates	51		–		51		58		–		58

	Total operating profit including associates	1,103		(353)		750		1,041		(117)		924
	(Loss)/profit on disposal of fixed assets	–		(7)		(7)		–		9		9
2	Profit on sale of subsidiaries and investments	–		2		2		–		3		3

	Profit on Ordinary activities before Interest	1,103		(358)		745		1,041		(105)		936
6	Net interest	(181)		–		(181)		(106)		–		(106)

3	Profit on ordinary activities before taxation	922		(358)		564		935		(105)		830
7	Taxation
	– On operating profit, associates and interest	(254)		81		(173)		(268)		15		(253)
	– On (loss)/profit on sale of fixed assets, subsidiaries and investments	–		–		–		–		(2)		(2)

		(254)		81		(173)		(268)		13		(255)
	Profit on Ordinary Activities after taxation	668		(277)		391		667		(92)		575
22	Equity minority interests	(4)		–		(4)		(3)		–		(3)
22	Non-equity minority interests	(21)		–		(21)		(24)		–		(24)

	Profit for the Financial Year	643		(277)		366		640		(92)		548
8	Dividends paid and proposed to ordinary					(242)						(230)
	shareholders

21	Profit Retained for the Financial Year					124						318

9	Earnings per Ordinary Share of 12.5p
	Basic	32.0	p	(13.8	p)	18.2	p	32.0	p	(4.6	p)	27.4	p
	Diluted	31.9	p	(13.8	p)	18.1	p	31.7	p	(4.5	p)	27.2	p

(a)

The geographical analysis of turnover and Group operating profit is on page 93 and shows operating profit from operations of £1,052 million (2002: £983 million; 2001: £930 million) which excludes exceptional restructuring costs and goodwill/intangibles amortisation.

The accompanying notes are an integral part of the Group Profit and Loss Account.

88	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

2001

Before
exceptional	Exceptional
items and	items and
goodwill/	goodwill/
intangibles	intangibles
amortisation	amortisation	Total
Notes	£m	£m	£m

Turnover (a)
Continuing operations	4,960	–	4,960
Acquisitions	–	–	–

4,960	–	4,960
Operating costs	(4,030)	(99)	(4,129)

Continuing operations	930	(99)	831
Acquisitions	–	–	–

3	Group Operating profit (a)	930	(99)	831
12	Share of operating profit in associates	62	(5)	57

Total operating profit including associates	992	(104)	888
Profit on disposal of fixed assets	–	–	–
2	Profit on sale of subsidiaries and investments	–	31	31

Profit on Ordinary activities before Interest	992	(73)	919
6	Net interest	(106)	–	(106)

3	Profit on ordinary activities before taxation	886	(73)	813
7	Taxation
– On operating profit, associates and interest	(255)	15	(240)
– On profit on sale of fixed assets, subsidiaries	–	(1)	(1)
and investments

(255)	14	(241)
Profit on Ordinary Activities after taxation	631	(59)	572
22	Equity minority interests	(5)	–	(5)
22	Non-equity minority interests	(25)	–	(25)

Profit for the Financial Year	601	(59)	542
8	Dividends paid and proposed to ordinary	(222)	–	(222)
shareholders

21	Profit Retained for the Financial Year	379	(59)	320

9	Earnings per Ordinary Share of 12.5p
Basic	30.0	p	(3.0	p)	27.0
Diluted	29.6	p	(2.9	p)	26.7	p

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	89

Back to Contents

	Financial Statements

	Recognised Gains and Losses for the 52 weeks ended 28 December 2003 (Note 1)

	Statement of Total Recognised Gains and Losses

		2003	2002	2001
Notes		£m	£m	£m

	Cadbury Schweppes plc and subsidiary undertakings	339	520	517
	Associated undertakings	27	28	25

	Profit for the Financial Year	366	548	542
	Net currency translation differences	(213)	(217)	–
	Writedown on previously revalued assets	–	–	(3)

	Total Recognised Gains and Losses for the Year	153	331	539

	Reconciliation of Movements in Shareholders’ Funds

		2003	2002	2001
		£m	£m	£m

	Shareholders’ Funds at beginning of Year	3,020	2,880	2,545
	Total recognised gains and losses for the Year	153	331	539
	Dividends to ordinary shareholders	(242)	(230)	(222)
	New share capital subscribed	19	26	18
2	Goodwill written back to the profit and loss account
	on disposal of subsidiary	–	13	–

	Net (decrease)/increase in Shareholders’ Funds	(70)	140	335

	Shareholders’ Funds at end of Year	2,950	3,020	2,880

90	Cadbury Schweppes Report & Accounts and Form 20-F2003

Back to Contents

		Balance Sheets at 28 December 2003 (Note 1)

				Group		Company

			2003	2002	2003	2002
Notes			£m	£m	£m	£m

		Fixed Assets
10		Intangible assets and goodwill	5,827	3,919	–	–
11		Tangible fixed assets	1,633	1,351	146	131
12		Investments in associates	313	308	9	9
12		Investments	230	237	6,388	5,555

			8,003	5,815	6,543	5,695

		Current Assets
13		Stocks	672	528	–	–
14		Debtors
		– Due within one year	1,221	970	161	101
		– Due after one year	81	82	44	22
19		Investments	242	297	–	–
19		Cash at bank and in hand	191	175	–	–

			2,407	2,052	205	123
		Current Liabilities
		Creditors: amounts falling due within one year
19		– Borrowings	(1,069)	(790)	(2,813)	(1,764)
15		– Other	(2,022)	(1,795)	(448)	(381)

		Net Current Liabilities	(684)	(533)	(3,056)	(2,022)

		Total Assets less Current Liabilities	7,319	5,282	3,487	3,673

		Non-Current Liabilities
		Creditors: amounts falling due after more than
		one year
19		– Borrowings	(3,575)	(1,528)	(987)	(985)
15		– Other	(123)	(49)	–	–
16		Provisions for liabilities and charges	(428)	(419)	(12)	(1)

			(4,126)	(1,996)	(999)	(986)

		Net Assets	3,193	3,286	2,488	2,687

		Capital and Reserves
21		Called up share capital	258	257	258	257
21		Share premium account	1,071	1,050	1,071	1,050
21		Revaluation reserve	59	59	1	1
21		Other reserves	90	90	1,015	1,249
21		Profit and loss account	1,472	1,564	143	130

		Shareholders’ Funds	2,950	3,020	2,488	2,687

		Minority Interests
22		Equity minority interests	18	16	–	–
22		Non-equity minority interests	225	250	–	–

			243	266	–	–

		Total Capital Employed	3,193	3,286	2,488	2,687

		On behalf of the Board
	Directors:	John Sunderland
		David Kappler

		15 March 2004

		The accompanying notes are an integral part of the Balance Sheets.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	91

Back to Contents

Financial Statements

Group Cash Flow Statement for the 52 weeks ended 28 December 2003 (Note 1)

		2003	2002	2001
Notes		£m	£m	£m

26	Cash flow from operating activities	1,054	1,096	1,101
	Dividends received from associates	9	13	38
	Returns on investments and servicing of finance
	Interest paid	(197)	(124)	(173)
	Interest received	41	50	81
	Dividends paid to minority interests	(21)	(25)	(25)
		(177)	(99)	(117)
	Taxation	(195)	(221)	(178)

	Capital expenditure and financial investment
	Purchases of fixed assets	(306)	(288)	(239)
	Disposals of fixed assets	21	37	6
	Sale/(purchases) of shares by the Employee Trust	10	14	(86)
		(275)	(237)	(319)
	Acquisitions and disposals
23	Acquisitions of businesses	(2,770)	(639)	(798)
	Net cash assumed on acquisition	13	11
	Net proceeds from sale of subsidiaries and investments	5	4	84
		(2,752)	(624)	(714)
	Dividends paid to ordinary shareholders	(234)	(223)	(214)

	Cash outflow before use of liquid resources and financing	(2,570)	(295)	(403)

	Management of liquid resources
	Net change in commercial paper investments	–	–	–
	Net change in bank deposits	32	14	31
	Net change in bond investments	9	2	(5)
	Net change in equity and non-equity investments	11	6	3
		52	22	29
	Financing
21	Issues of ordinary shares	19	26	18
	Proceeds of new borrowings	3,203	836	1,532
	Borrowings repaid	(684)	(558)	(1,170)
	Proceeds of finance leases	–	–	–
	Capital element of finance leases repaid	(2)	(2)	(7)
	Net cash inflow from financing	2,536	302	373

	Increase/(decrease) in cash	18	29	(1)

	Free cash flow
	Cash outflow before use of liquid resources and financing	(2,570)	(295)	(403)
	Add back:
	Cash flows from acquisitions and disposals	2,752	624	714
	(Sale)/purchase of shares by the Employee Trust	(10)	(14)	86

	Free cash flow	172	315	397

	The accompanying notes are an integral part of the Cash Flow Statement	.

92	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Geographical Analysis for the 52 weeks ended 28 December 2003 (Note 1)

		Group		Underlying
		Operating	Operating	Operating
	Turnover	Profit (a)	Assets (b)	Margin (a)
2003 – Continuing Operations	£m	£m	£m	%

Americas Beverages	1,814	532	431	29.3
Americas Confectionery	871	95	233	10.9
EMEA	2,117	308	774	14.5
Europe Beverages	692	120	124	17.2
Asia Pacific	937	128	381	13.7

	6,431	1,183	1,943	18.4
Central	10	(131)	126	n/a

	6,441	1,052	2,069	16.3

				Underlying
		Group	Operating	Operating
	Turnover	Operating	Assets (b)	Margin (a)
	restated	Profit (a)	restated	restated
2002 – Continuing Operations	£m	£m	£m	%

Americas Beverages	1,982	585	430	29.5
Americas Confectionery	233	15	85	6.4
EMEA	1,787	280	664	15.7
Europe Beverages	548	104	123	19.0
Asia Pacific	738	114	306	15.4

	5,288	1,098	1,608	20.8
Central	10	(115)	91	n/a

	5,298	983	1,699	18.5

				Underlying
		Group	Operating	Operating
	Turnover	Operating	Assets (b)	Margin (a)
	restated	Profit (a)	restated	restated
2001 – Continuing Operations	£m	£m	£m	%

Americas Beverages	1,904	566	428	29.7
Americas Confectionery	292	38	105	13.0
EMEA	1,650	233	572	14.1
Europe Beverages	385	70	83	18.2
Asia Pacific	720	124	294	17.2

	4,951	1,031	1,482	20.8
Central	9	(101)	57	n/a

	4,960	930	1,539	18.8

(a)	Group operating profit excluding associates adjusted to exclude exceptional restructuring costs of £224 million in 2003, (£53 million in 2002 and £53 million in 2001), goodwill/intangibles amortisation of £129 million in 2003, (£64 million in 2002 and £46 million in 2001).

(b)	Operating assets include tangible fixed assets, fixed asset investments, stocks, debtors, creditors and provisions for liabilities and charges after excluding borrowings, interest, taxation, deferred taxation, dividends and the Cadbury Schweppes Employee Trust.

Turnover and Group operating profit are recorded by origin. There is no material difference between this classification and turnover and Group operating profit by destination. In 2003 the Group revised its business segments to reflect the Group reorganisation. In the opinion of the Directors the format shown above better represents the Group’s new structure. All segmental information for 2002 and 2001 has been re-presented on a consistent basis. See pages 24 to 29 and pages 33 to 36 for further information regarding business segments.

Supplementary Reportable Geographical Information

			Turnover		Fixed Assets

	2003	2002	2001	2003	2002
	£m	£m	£m	£m	£m

UK	1,018	951	917	791	693
USA	1,915	1,786	1,740	2,550	1,749
Australia	604	526	505	64	189
France	557	548	395	93	91
All others	2,347	1,487	1,403	4,505	3,093

	6,441	5,298	4,960	8,003	5,815

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	93

Back to Contents

Financial Statements

Supplementary Reportable Geographical Information continued

	2003	2002	2001
		restated	restated
	£m	£m	£m

Depreciation
Americas Beverages	38	36	33
Americas Confectionery	26	9	12
EMEA	86	75	79
Europe Beverages	25	15	10
Asia Pacific	30	27	24

	205	162	158
Central	8	4	4

	213	166	162

Goodwill/intangibles amortisation
Americas Beverages	42	38	34
Americas Confectionery	47	3	3
EMEA	19	11	8
Europe Beverages	10	5	–
Asia Pacific	11	7	1

	129	64	46
Central	–	–	–

	129	64	46

Capital expenditure
Americas Beverages	41	67	53
Americas Confectionery	33	13	12
EMEA	91	78	55
Europe Beverages	36	26	10
Asia Pacific	40	42	51

	241	226	181
Central	61	53	59

	302	279	240

Total assets
Americas Beverages	2,103	2,347	2,447
Americas Confectionery	1,705	127	162
EMEA	1,790	1,465	1,103
Europe Beverages	418	384	294
Asia Pacific	766	571	532

	6,782	4,894	4,538
Central	3,628	2,973	2,887

	10,410	7,867	7,425

Investment in associates
Americas Beverages	253	250	251
Americas Confectionery	–	–	–
EMEA	25	28	25
Europe Beverages	20	16	15
Asia Pacific	1	–	–

	299	294	291
Central	14	14	18

	313	308	309

94	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Financial Statements
Notes to the Financial Statements

1	Nature of Operations and Accounting Policies

(a)	Nature of operations and geographical results
Cadbury Schweppes plc (the “Company”) and its subsidiaries and associated undertakings (the “Group”) is an international confectionery and beverage company with operations in almost every country in the world. The origins of the business stretch back over 200 years. Cadbury Schweppes has a broad portfolio of well established regional and local brands which include Cadbury, Trident, Halls, Dentyne and Hollywood in the confectionery business and Dr Pepper, Seven Up, Schweppes, Snapple, Hawaiian Punch, Mott’s and Orangina in the beverages business.

Significant measures used by management in assessing geographical performance include turnover, underlying operating profit (operating profit before exceptional items and goodwill/intangibles amortisation) and underlying operating margins (operating margins before exceptional items and goodwill/intangibles amortisation). The profit and loss account has been presented in columnar format to show clearly these items. The basis of accounting for these measures is UK generally accepted accounting principles. Transactions between reportable segments are not material.

In February 2003, the Group announced a comprehensive management and organisational change designed to drive a more focused growth and efficiency agenda, to enable the successful integration of Adams and to put the next generation of management in place.

A significant component of this change was the consolidation of our operational management structure to five regions and the appointment of a new leadership team. These five regions, which are the Group’s reportable segments are: Americas Beverages, Americas Confectionery, Europe Middle East and Africa (EMEA), Europe Beverages and Asia Pacific.

Americas Beverages and Europe Beverages market, produce and distribute branded soft drinks in their respective geographical markets. Americas Confectionery and EMEA produce and distribute confectionery products in their respective geographical markets. The Asia Pacific segment is an aggregation of the confectionery and beverages operations in the Asia Pacific region.

The Group’s management structure within each region is aligned along geographical lines. Regional teams manage the segments as strategic business units. They are managed separately because of the differing market conditions and consumers tastes in the different geographies, which require differing branded products and marketing strategies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

(b)	Accounting convention
The financial statements are prepared under the historical cost convention modified for the revaluation of certain land and buildings. The financial statements are prepared in accordance with applicable accounting standards all of which have been applied consistently throughout the three years in the period to 28 December 2003.

(c)	Financial year
The financial statements are made up to the Sunday nearest to 31 December. Periodically this results in a financial year of 53 weeks. The profit and loss accounts cover the 52 weeks from 30 December 2002 to 28 December 2003, the 52 weeks from 31 December 2001 to 29 December 2002, and the 52 weeks from 1 January 2001 to 30 December 2001. The balance sheets for 2003 and 2002 have been drawn up as at 28 December 2003 and 29 December 2002 respectively.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	95

Back to Contents

Financial Statements
Notes to the Financial Statements

1	Nature of Operations and Accounting Policies continued

(d)	Basis of consolidation
The financial statements are presented in the form of Group financial statements and no profit and loss account is presented for Cadbury Schweppes plc itself as the exemption in Section 230 of the Companies Act 1985 applies.

The Group financial statements consolidate the accounts of the parent company and its subsidiary undertakings after eliminating internal transactions and recognising the minority interests in those subsidiary undertakings.

(e)	Acquisition or disposal of subsidiary undertakings
Results of subsidiary undertakings acquired during the financial year are included in Group profit from the effective date of control and those of undertakings disposed of up to the effective date of disposal. For this purpose the separable net assets, both tangible and intangible, of newly acquired subsidiary undertakings are incorporated into the financial statements on the basis of the fair value to the Group as at the effective date of control.

(f)	Foreign currencies
Transaction differences arising from exchange rate variations on trading transactions are included within operating profits. Overseas profits remitted to the U.K. during the year are recorded at average rates. The functional currency of each of the Company’s subsidiaries is the local currency in which each subsidiary is located, or the US dollar where this is deemed to be the local functional currency. Only Lebanon, United Arab Emirates and Russia deemed the US dollar to be their functional local currency and therefore reported using US dollars in 2003. Monetary assets and liabilities denominated in a currency other than the functional currency of each of the Company’s subsidiaries are translated into the functional currency at the rates ruling at the end of the financial year except when covered by an open foreign exchange contract in which case the rate of exchange specified in the contract is used.

The consolidated financial statements are prepared in pounds sterling. The balance sheets of overseas subsidiaries are translated into pounds sterling at the rates of exchange ruling at the end of the financial year. The results of overseas subsidiary undertakings for the period are translated into sterling at an annual average rate, calculated based upon the exchange rates ruling at the end of each four week accounting period.

Differences on exchange arising from the retranslation of opening balance sheets of overseas subsidiary undertakings (or date of control in the case of acquisitions during the year) to the rate ruling at the end of the financial year are taken directly to reserves. In addition, the exchange differences arising from the retranslation of overseas profit and losses from average rate to closing rate are taken directly to reserves, as are differences arising on foreign currency borrowings used to finance or hedge long-term foreign investments.

(g)	Turnover
This represents the invoiced value of sales and royalties excluding inter-company sales, value added tax and sales taxes that arise as a result of the Group’s sale of branded chocolate, sugar and gum confectionery products and branded soft drinks.

Turnover is stated net of trade discounts, sales incentives, up-front payments, slotting fees and other non-discretionary payments. Revenue is recognised when persuasive evidence of an arrangement with a customer exists, delivery has occurred, the price is fixed or determinable and collection of the amount due is reasonably assured. A provision for sales returns is estimated on the basis of historical returns and recorded so as to allocate these returns to the same period as the original turnover is recorded.

(h)	Research and development expenditure
Expenditure is written off in the financial year in which it is incurred.

96	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

(i) Exceptional Items
The Group separately discloses exceptional restructuring costs as part of operating expenses as these are material exceptional items in aggregate and are of a similar type. These transactions derive from events or transactions that fall within the ordinary activity of the Group and are therefore disclosed on the face of the profit and loss account within Group operating profit in order to give a true and fair view.

Additionally, profits on disposal of fixed assets, subsidiaries and investments are classified as non-operating exceptional items.

(j) Earnings per Ordinary Share
Basic Earnings per Ordinary Share (EPS) is calculated by dividing the profit on ordinary activities after taxation, minority interests and preference dividends by the weighted average number of shares in issue during the year. Diluted EPS is calculated by dividing profit on ordinary activities after taxation, minority interests and preference dividends by the weighted average number of shares in issue during the year increased by the effects of all dilutive potential ordinary shares (primarily share options).

Underlying EPS represents Basic EPS, adjusted in order to exclude goodwill/intangibles amortisation and exceptional items (net of related tax).

Cadbury Schweppes believes that underlying earnings per share provide additional information on underlying earnings trends to shareholders. The term underlying is not a defined term under UK or US Generally Accepted Accounting Principles (GAAP), and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to, GAAP measurements of profit.

(k) Taxation
Deferred tax is recognised in respect of all timing differences that have originated but not been reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary or associate.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted, by the balance sheet date. Deferred tax is measured on a non-discounted basis.

(l) Stocks
Stocks are valued at the lower of average cost and estimated net realisable value. Cost comprises direct material and labour costs together with the relevant factory overheads (including depreciation) on the basis of normal activity levels.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	97

Back to Contents

Financial Statements
Notes to the Financial Statements

1	Nature of Operations and Accounting Policies continued

(m)	Tangible fixed assets
Depreciation is charged on the original cost or subsequent valuation of assets (excluding freehold land and assets in course of construction). The principal rates, using the straight line method, are as follows:
Freehold buildings and long leasehold properties	2.5%
Plant and machinery	10%
Vehicles	12.5% – 20%
Office equipment	20%
Computer software	12.5% – 33%

Short leasehold properties are depreciated over the shorter of the estimated life of the asset and the life of the lease.

In specific cases higher depreciation rates are used e.g. high speed machinery, machinery subject to technological changes or any machinery with a high obsolescence factor. The rates used overseas are not materially different from the rates used above, but they vary according to local conditions and requirements. The Group capitalises costs associated with software that is ready for service and software developed or obtained for internal use when both the preliminary project stage is completed and the Group’s management has authorised further funding for the project which it deems probable of completion and use for the function intended.

Capitalised internal-use software costs include external direct costs of materials and services consumed in developing or obtaining the software, and payroll and payroll-related costs for employees who are directly associated with and who devote time to the project. Capitalisation of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose. These costs are generally amortised over an eight year period.

Impairment reviews of tangible fixed assets are carried out when the Directors believe there is an impairment risk, and carrying amounts may not be recoverable.

(n)	Fixed assets held under leases
Where assets are financed by leasing agreements where the risks and rewards are substantially transferred to the Group (“finance leases”) the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases. Depreciation on leased assets is charged to the profit and loss account on the same basis as shown above. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the profit and loss account. All other leases are “operating leases” and the relevant annual rentals are charged wholly to the profit and loss account.

(o)	Revaluation of properties
Prior to 1999, freehold and leasehold properties were revalued every five years. Any overall surplus over book value was credited to the revaluation reserve and any overall deficit below historical cost was charged to the profit and loss account in the year of revaluation. On adoption of FRS 15 in 1999 the Group decided that no further revaluations would be undertaken. Transfers are made from the revaluation reserves to the profit and loss reserve each year in order to amortise these revaluation surpluses over the remaining useful lives of the properties. On disposal the profit or loss is calculated by reference to the net book value at the date of disposal and any unamortised revaluation surplus is transferred from revaluation reserves to retained profits.

(p)	Intangibles and goodwill
Intangibles represent significant owned brands acquired since 1985 valued at historical cost. No amortisation is charged on over 99% of intangibles, as the annual results reflect significant expenditure in support of these brands and the carrying values are reviewed on an annual basis for any impairment in value. From 2003 amortisation is charged on brands with a net book

98	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

value of approximately 0.5% of the carrying value of brands (see note 10). Acquired brand values are calculated based on the Group’s valuation methodology, which is based on valuations of discounted cash flows.

Prior to 1998, goodwill, being any excess of the consideration over fair value, was written off against reserves on consolidation. Upon disposal of a previously acquired business the attributable amount of goodwill previously written off to reserves is included in determining the profit or loss on disposal.

Since 1998, acquired goodwill has been capitalised and its subsequent measurement (via annual impairment review or an annual amortisation charge) determined based on the individual circumstances of each business acquired. Goodwill is amortised over 20 years. Goodwill written off to reserves prior to 1998 has not been recorded on the balance sheet.

The Group has concluded that goodwill arising on its associates, including Dr Pepper/Seven Up Bottling Group (DPSUBG), should not be amortised as it has an indefinite useful economic life. These investments are considered to have indefinite durability that can be demonstrated, and the value of the investment can be readily measured.

DPSUBG operates in a longstanding and profitable market sector; the US soft drinks bottling industry has over 100 years of history. The sector has high market entry barriers due to the nature of licence agreements with soft drink concentrate owners (including the Group’s subsidiary Dr Pepper/Seven Up, Inc. (DPSU)) and the capital required to operate as a bottler and distributor. As an associate, the company is managed separately from the Group and can be valued on a discounted cash flow basis.

The Group has not amortised this goodwill, a departure from the Companies Act 1985 Paragraph 21 of Schedule 4, for the over-riding purpose of giving a true and fair view of the Group’s results, for the reasons outlined above. If the goodwill arising on DPSUBG had been amortised over a period of 20 years, operating profit would have decreased by £17 million in 2003 (£17 million in 2002; 2001: £19 million), and the investment in associates would be decreased by £63 million in 2003 and £51 million in 2002.

(q)	Associated undertakings
Companies where the Group exercises significant influence, normally by board representation and/or ownership of between 20% and 50% of the voting rights on a long-term basis, are treated as associated undertakings. The value of associated undertakings reflects the Group’s share of the net assets of the companies concerned. The Group’s share of the profit before tax of associated undertakings is included in the Group Profit and Loss Account. All associated undertakings have financial years which are coterminous with the Group’s, with the exception of Camelot Group plc (“Camelot”) whose financial year ends in March. The Group’s share of the profits of Camelot are based on its most recent, published, unaudited financial statements to 30 September.

(r)	Pensions
The costs of providing pensions and other post-retirement benefits are charged to the profit and loss account on a consistent basis over the service lives of employees. Such costs are calculated by reference to actuarial valuations and variations from such regular costs are spread over the remaining service lives of the current employees. To the extent to which such costs do not equate with cash contributions, a provision or prepayment is recognised in the balance sheet.

The Group continues to use SSAP24 ‘Accounting for Pension Costs’ to account for pension costs, and provides the required transitional disclosures under FRS 17 ‘Retirement Benefits’.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	99

Back to Contents

Financial Statements
Notes to the Financial Statements

1	Nature of Operations and Accounting Policies continued

(s)	Liquid resources
Liquid resources are defined as current asset investments which are readily convertible into known amounts of cash without curtailing or disrupting the business, primarily bank deposits, commercial paper and bond investments.

(t)	Financial instruments
The Group uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements.

To qualify as a hedge, a financial instrument must be related to actual assets or liabilities or to a firm commitment or anticipated transaction. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognised in the profit and loss account as part of those carrying amounts. Gains and losses on qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognised in the profit and loss account or as adjustments of carrying amounts when the hedged transaction occurs.

Gains and losses on financial instruments that do not qualify as hedges are recognised as other income or expense. If a financial instrument ceases to be a hedge, for example because the underlying hedged position is eliminated, the instrument is marked to market and any gains or losses are recognised as other income or expense.

(u)	Debt
Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the finance cost in respect of the accounting period and reduced by payments made in the period. Convertible debt is reported as a liability unless conversion actually occurs. No gain or loss is recognised on conversion.

(v)	Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of turnover and expenses during the reporting period. Actual results could differ from those estimates.

2	Profit on sale of subsidiaries and investments
The only disposal during 2003 was Bouquet d’Or, a French confectionery operation for £8 million, and the profit on disposal was £2 million.

The disposals during 2002 were 25% of the Group’s shareholding in Camelot Group plc, which reduced the Group’s shareholding to 20% of the Company, and beverage brands in Indonesia. Goodwill of £13 million previously written off to reserves has been written back to the profit and loss account and fully provided for. This goodwill related to an expected disposal in 2003 which has not yet been completed. Disposal provisions of £20 million from prior years have been released, as they are no longer required. Cash proceeds of £12 million (of which £6 million was received in 2001) were received on sales of subsidiaries and investments, which generated a net profit of £3 million, after write off of the related net assets.

The significant disposals during 2001 were RC Cola International, and its private-label concentrate business, acquired with Snapple Beverage Group, Schweppes Zimbabwe Ltd, the Group’s bottling business in Zimbabwe, beverage brands in Zimbabwe and Serbia, and food brand licences in Australia. Goodwill of £5 million previously written off to reserves, was written back to the profit and loss account and fully provided for. This goodwill related to an expected disposal that was completed in 2002. Cash proceeds of £84 million were received on sales of subsidiaries and investments, which generated a net profit of £31 million after write-off of the related net assets.

100	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

3	Operating costs

(a)	Operating costs analysis:

	2003	2002	2001
	£m	£m	£m

Cost of sales	3,309	2,761	2,604
Distribution costs, including marketing	1,479	1,071	935
Administration expenses	954	600	590

	5,742	4,432	4,129

(b)	Profit on ordinary activities before taxation is after charging:

	2003	2002	2001
	£m	£m	£m

Depreciation on owned assets	212	163	160
Depreciation on assets under finance leases	1	3	2
Auditors remuneration for audit services	4	3	3
Research and development costs	53	32	29
Maintenance and repairs	90	74	71
Advertising and promotional marketing	553	443	432

Principal auditors’ remuneration	2003	2002
	£m	£m

Audit services	3.8	2.9
Further assurance services	0.4	1.5
Tax services	1.7	0.7
Other services	–	–

Total	5.9	5.1

Further assurance services primarily relate to due diligence and shareholder/debt circular work.

Amounts payable to Deloitte & Touche LLP (the principal auditor) and their associates by the Company and its UK subsidiary undertakings included above in respect of non-audit services were £1.4 million (2002: £1.2 million).

Audit fees paid to the principal auditor include £0.4 million (2002: £0.3 million; 2001: £0.2 million) in respect of the parent company.

Other auditors’ fees	2003	2002
	£m	£m

Audit fees	0.4	0.2

The policy for approval of non-audit fees is set out on page 56. In addition to the above, the Group engages other accounting firms to perform certain non-audit services. Total amounts paid to other accounting firms in 2003 were £2.3 million.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	101

Back to Contents

Financial Statements
Notes to the Financial Statements

3	Operating costs continued

(c)	Exceptional restructuring costs
In 2003 the Group began to implement the Fuel for Growth cost initiative, of which a key part is to integrate Adams, and undertook a significant reorganisation of the senior management and operational structure. These factors have led to an increase in the exceptional restructuring charge from £53 million in 2002 to £224 million in 2003. This charge of £224 million was broken down as follows:

2003
£m

Integrating the Adams acquisition	70
Integration of other acquisitions from 2001 and 2002	27
Other Fuel for Growth projects in the base business	65

Total for Fuel for Growth	162
Senior management reorganisation/other	22
Write down of IT assets	40

Total	224

Of this total charge of £224 million, £115 million was redundancy related costs, and £49 million was related to asset write offs. The remaining costs consisted of external consultants costs, site closure costs, provisions for onerous leases, relocation costs and distribution termination payments.

The severance programmes affected 3,460 employees with 2,049 being manufacturing related, 844 being sales related and 567 being administration related.

There is a detailed regional analysis of these costs and related projects in the Operating and Financial Review within the review of each region, see pages 24 to 29 and pages 33 to 36. The breakdown of the regional costs is provided below.

	2003	2002	2001
	£m	£m	£m

Americas Beverages	26	6	10
Americas Confectionery	24	–	3
EMEA	71	17	21
Europe Beverages	19	23	7
Asia Pacific	18	5	12

	158	51	53
Central	66	2	5

	224	53	58

The 2002 results included £53 million in expenditure on exceptional restructuring activities, £42 million of which related to integrating acquired businesses into the Group and £11 million of which related to ongoing business.

The main acquisition integration restructuring schemes during 2002 were the integration of Orangina into Schweppes France (£13 million), the integration of La Casera into Schweppes Spain (£10 million), and the integration of Hollywood into Cadbury France (£10 million). The costs related to these three restructuring schemes were mainly redundancy. The other acquisition restructuring schemes were the integration of Nantucket into Snapple, these costs being a mixture of redundancy and production transfer costs (£5 million), and acquisition related restructuring projects in respect of the Lion Nathan, Mother Earth, and Dandy acquisitions (£4 million).

102	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

The 2001 results include £58 million in expenditure on exceptional restructuring activities including £5 million included within share of operating profit in associates. Of this total £13 million related to integration projects in acquired businesses, the most significant of which were La Casera, ReaLemon/ReaLime, Carteret, Spring Valley, Wave and Orangina. The other significant ongoing restructuring was the merging of the confectionery operations in the UK and Canada. The Group’s share of major restructuring in associates included £3 million for Camelot.

4	Employees and emoluments

	2003	2002	2001
	£m	£m	£m

Emoluments of employees, including Directors, comprised:
Wages and salaries	958	761	704
Social security costs	125	87	76
Retirement benefit costs (Note 18)	66	39	30

	1,149	887	810

	2003	2002	2001

Average number of full time employees:
Manufacturing	32,131	23,843	23,011
Distribution and marketing	13,654	9,615	9,012
Administration and other	10,014	8,856	6,465

	55,799	42,314	38,488

A geographical analysis of the number of employees is given in the Description of Business on page 8.

5	Directors’ Remuneration

The information required by the Companies Act 1985 and the Listing Rules of the Financial Services Authority is contained on pages 61 to 76 in the Report on Directors’ Remuneration.

6	Net interest

	2003	2002	2001
	£m	£m	£m

Bank and other loans not wholly repayable within five years	17	6	6
Bank and other loans wholly repayable within five years	162	106	115
Commercial paper	37	16	31
Finance leases	4	1	2
Bank overdrafts and other short-term borrowings	1	8	10

	221	137	164
Less: Interest on short-term investments	(55)	(51)	(81)

Net interest arising in Group Companies	166	86	83
Share of net interest arising in associates	15	20	23

	181	106	106

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	103

Back to Contents

Financial Statements
Notes to the Financial Statements

7	Tax on Profit on Ordinary Activities

	2003	2002	2001
	£m	£m	£m

(Loss)/Profit on ordinary activities before taxation:
UK	(67)	76	52
Overseas	631	754	761

	564	830	813

Tax on profit on ordinary activities:
UK:
Corporation tax	37	44	80
Double tax relief	(35)	(19)	(76)
Deferred tax (see Notes 16 and 17)	(5)	11	40
Associated undertaking	3	3	3

	–	39	47

Overseas:
Tax payable (including withholding taxes)	192	221	191
Deferred tax (see Notes 16 and 17)	25	22	2
Associated undertakings	6	7	6

	223	250	199

(Over)/under provision in previous years:
Current tax	(30)	(23)	(11)
Deferred tax (see Notes 16 and 17)	(20)	(11)	6

	173	255	241

The Group’s effective tax rate(excluding tax on disposals of fixed assets,subsidiaries and investments) in 2003 was 30.5% compared to 30.9% in 2002 and 30.6% in 2001. Tax relief on exceptional restructuring costs was taken at 27.1% in 2003 compared to 29% in 2002 and 26% in 2001.

No tax was payable on the disposal losses in 2003 (2002: £2 million) (see Note 2).

The table below reconciles the UK Corporation Tax rate applicable in each year to the effective rate obtained by computing the current tax charge as a percentage of profit before tax.

	2003	2002	2001
	%	%	%

UK Corporation Tax rate	30.0	30.0	30.0
Surplus/(deficit) of book depreciation over tax depreciation	3.5	0.1	(0.4)
Relief for stocks and investment incentives	(1.0)	(0.5)	(0.4)
Capital items not subject to tax	(2.2)	(1.8)	(0.8)
Non-deductible expenses	5.6	0.2	(0.7)
Amortisation of intangibles	(2.7)	(3.1)	(3.0)
Losses of current year not relieved	3.1	0.9	–
Losses of current and previous years now relieved	(1.0)	–	(0.3)
Differences in overseas tax rates	(0.2)	3.6	0.7
Over provisions in prior years	(5.4)	(2.7)	(1.4)
Tax on dividends remitted from overseas	–	1.2	–
Other	1.0	0.2	–

Current tax charge as a percentage of profit before tax	30.7	28.1	23.7

The Group expects the underlying effective tax rate including deferred tax charge, and excluding operating and non-operating exceptional items, to remain broadly consistent for 2004.

8	Dividends

	2003	2002	2001
	£m	£m	£m

Ordinary shares
Interim 3.65p per share paid (2002: 3.50p; 2001: 3.35p)	73	70	67
Final 8.35p per share proposed (2002: 8.00p; 2001: 7.65p)	169	160	155

	242	230	222

The interim dividend was paid on 17 October 2003.

104	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

9	Earnings per Ordinary Share

(a)	Basic Earnings per Share (EPS)
Basic EPS is calculated on the weighted average of 2,013 million shares (2002: 2,003 million shares; 2001: 2,005 million shares) in issue during the year.

(b)	Underlying EPS
The reconciliation between Basic EPS and Underlying EPS, and between the earnings figures used in calculating them, is as follows:

			Earnings			EPS

	2003	2002	2001	2003	2002	2001
	£m	£m	£m	pence	pence	pence

Earnings/Basic EPS	366.3	548.1	542.1	18.2	27.4	27.0
Goodwill/intangibles amortisation	129.3	63.5	45.7	6.4	3.2	2.3
Operating exceptional items	223.7	53.0	57.6	11.1	2.6	2.9
Non-operating exceptional items	4.8	(11.7)	(30.9)	0.3	(0.6)	(1.5)
Effect of tax on above items	(80.7)	(12.8)	(13.7)	(4.0)	(0.6)	(0.7)

Underlying earnings/Underlying EPS	643.4	640.1	600.8	32.0	32.0	30.0

(c) Diluted EPS
Diluted EPS has been calculated based on the Basic EPS Earnings amount above.

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

	2003	2002	2001
	million	million	million

Average shares used in Basic EPS calculation	2,013	2,003	2,005
Dilutive share options outstanding	6	14	23

Shares used in Diluted EPS calculation	2,019	2,017	2,028

Share options not included in the diluted EPS calculation because they were non-dilutive in the period totalled 77 million in 2003 (2002: 41 million; 2001: 21 million), as the exercise price of these share options was below the average share price for the relevant year.

10	Intangible Assets and Goodwill

	Goodwill	Intangibles	Total
2003	£m	£m	£m

Cost at beginning of year	1,389	2,656	4,045
Exchange rate adjustments	(137)	(294)	(431)
Goodwill arising on acquisition of subsidiaries (Note 23)	1,464	–	1,464
Intangibles arising on acquisition of brands (Note 23)	–	1,004	1,004
Transfers arising from finalisation of purchase
accounting (Note 23)	(80)	80	–

Cost at end of year	2,636	3,446	6,082

Amortisation at beginning of year	(126)	–	(126)
Amortisation for year	(126)	(3)	(129)

Amortisation at end of year	(252)	(3)	(255)

Net book value at beginning of year	1,263	2,656	3,919

Net book value at end of year	2,384	3,443	5,827

Goodwill arising on the acquisition of associated undertakings is included in Investments in associates on the Balance Sheet (see Note 12(c)).

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	105

Back to Contents

Financial Statements
Notes to the Financial Statements

10	Intangible Assets and Goodwill continued

	Goodwill	Intangibles	Total
2002	£m	£m	£m

Cost at beginning of year	1,019	2,764	3,783
Exchange rate adjustments	(50)	(205)	(255)
Goodwill arising on acquisition of subsidiaries	421	–	421
Intangibles arising on acquisition of brands	–	97	97
Disposals	(1)	–	(1)

Cost at end of year	1,389	2,656	4,045

Amortisation at beginning of year	(62)	–	(62)
Amortisation for year	(64)	–	(64)

Amortisation at end of year	(126)	–	(126)

Net book value at beginning of year	957	2,764	3,721

Net book value at end of year	1,263	2,656	3,919

11	Tangible Fixed Assets

(a)	Analysis of movements

2003				Group

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

Cost or Valuation
At beginning of year	517	2,007	151	2,675
Exchange rate adjustments	14	51	4	69
Additions	16	122	164	302
Additions on acquisitions	31	185	30	246
Transfers on completion	8	124	(132)	–
Disposals	(4)	(99)	(1)	(104)
Scrapping of fully depreciated assets	–	(82)	–	(82)
Disposals of subsidiaries	(1)	(5)	–	(6)
Write-off of IT assets	–	(40)	–	(40)

At end of year	581	2,263	216	3,060

Depreciation
At beginning of year	(84)	(1,240)	–	(1,324)
Exchange rate adjustments	1	(51)	–	(50)
Depreciation for year	(16)	(197)	–	(213)
Disposals	2	73	–	75
Scrapping of fully depreciated assets	–	82	–	82
Disposals of subsidiaries	–	3	–	3

At end of year	(97)	(1,330)	–	(1,427)

Net book value at beginning of year	433	767	151	1,351

Net book value at end of year	484	933	216	1,633

The value of land not depreciated is £121 million (2002: £100 million; 2001: £99 million).

106	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

2002				Group

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

Cost or Valuation
At beginning of year	462	1,799	180	2,441
Exchange rate adjustments	(19)	(44)	(2)	(65)
Additions	18	82	179	279
Additions on acquisitions	56	37	–	93
Transfers on completion	22	184	(206)	–
Disposals	(22)	(51)	–	(73)

At end of year	517	2,007	151	2,675

Depreciation
At beginning of year	(77)	(1,155)	–	(1,232)
Exchange rate adjustments	5	26	–	31
Depreciation for year	(14)	(152)	–	(166)
Disposal	2	41	–	43

At end of year	(84)	(1,240)	–	(1,324)

Net book value at beginning of year	385	644	180	1,209

Net book value at end of year	433	767	151	1,351

2003				Company

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

Cost or Valuation
At beginning of year	7	134	8	149
Additions	–	7	53	60
Disposals	–	(1)	–	(1)
Transfers on completion	–	4	(4)	–
Write off of IT assets	–	(37)	–	(37)

At end of year	7	107	57	171

Depreciation
At beginning of year	(2)	(16)	_	(18)
Depreciation for year	–	(8)	–	(8)
Disposals	–	1	–	1

At end of year	(2)	(23)	–	(25)

Net book value at beginning of year	5	118	8	131

Net book value at end of year	5	84	57	146

(b)	Finance Leases
The net book value of plant and equipment held under finance leases is made up as follows:

		Group

	2003	2002
	£m	£m

Cost	89	90
Less: Accumulated depreciation	(86)	(86)

	3	4

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	107

Back to Contents

Financial Statements
Notes to the Financial Statements

11	Tangible Fixed Assets continued

(c)	Analysis of land and buildings

			Group		Company

		2003	2002	2003	2002
		£m	£m	£m	£m

Analysis of net book value:
Freehold		455	399	3	3
Long leasehold		22	25	2	2
Short leasehold		7	9	–	–

		484	433	5	5

Analysis of gross value:
At 1995 valuation
– Existing use		261	261	4	4
– Alternative use		1	1	–	–
At cost		319	255	3	3

		581	517	7	7

The Group properties were professionally revalued at 30 September 1995. If the revalued assets were stated on a historical cost basis, the amounts would be as follows:

		Group		Company

	2003	2002	2003	2002
	£m	£m	£m	£m

Land and buildings at cost	211	205	5	5
Accumulated depreciation thereon	(82)	(74)	(2)	(2)

	129	131	3	3

Depreciation charge for the year	8	7	–	–

(d)	Capital Commitments
Commitments for capital expenditure contracted for but not provided in the Group Financial Statements at the end of the year were £9 million in 2003 and £17 million in 2002 (£nil for the Company in 2003 and 2002).

12	Investments

(a)	Analysis of components

			Group		Company

		2003	2002	2003	2002
		£m	£m	£m	£m

Shares in associated undertakings
– Listed overseas		25	25	–	–
– Unlisted		156	154	9	9
Loans to associated undertakings		132	129	–	–

Investments in associates		313	308	9	9

Shares in subsidiary undertakings		–	–	534	572
Loans to subsidiary undertakings		–	–	5,643	4,757
Listed investments		215	226	211	226
Other unlisted investments other than loans		15	11	–	–

Investments		230	237	6,388	5,555

Details of the principal subsidiary and associated undertakings are set out in Note 27. Listed investments include £215 million (2002: £226 million) of own shares purchased by the Cadbury Schweppes Employee Trust for use in employee share plans. This represents 49 million shares, which had a market value of £199 million (2002: £199 million). The cost of providing shares awarded and expected to vest under employee share plans is accrued over the performance period of the plans

108	Report & Accounts and Form 20-F 2003 Cadbury Schweppes

Back to Contents

7 million shares (2002: 2 million) are conditionally gifted to employees. The balance is held for the allocation of awards to employees under the Group’s LTIP, BSRP and the Share Option Plan 1994. No shares were acquired during 2002 or 2003. The movement in listed investments represent the exercise of share options by employees. Approximately 73 million shares (2002: 57 million) are under option subject to the achievements of certain performance targets by the Group. Group dividends are received on 2 million of the shares (2002: 2 million), the balance receiving only a nominal dividend.

(b) Analysis of movements in associated undertakings

	Listed		Loans to
	overseas	Unlisted	Associates	Total
	£m	£m	£m	£m

Cost/carrying value at beginning of year	18	101	129	248
Exchange rate adjustments	(2)	(7)	(14)	(23)
Additions	–	3	–	3
Interest earned on loans	–	–	17	17
Reclassification as a trade investment	–	(3)	–	(3)

Cost/carrying value at end of year	16	94	132	242

Share of reserves at beginning of year	7	53	–	60
Exchange rate adjustments	(2)	(5)	–	(7)
Share of profits after tax	6	20	–	26
Dividends received	(2)	(7)	–	(9)
Addition	–	1	–	1

Share of reserves at end of year	9	62	–	71

Net book value at beginning of year	25	154	129	308

Net book value at end of year	25	156	132	313

Market value of listed investments
(2002: £53 million)	89

The tax liability on disposal of our listed overseas investments would be £nil.

The historical cost of the Group’s equity investment in DPSUBG is £123 million. The Group held a US$150 million note issued in 1999 by DPSUBG. In December 2003 this note, plus accrued interest, was rolled into a new US$235 million loan note, which earns interest at 7.25% and will be settled semi annually by DPSUBG. The Group owns approximately 40% of DPSUBG.

The Group earned interest of £17 million (2002: £14 million, 2001: £13 million) from DPSUBG on the outstanding loan notes.

The Group’s investment in Camelot Group plc (“Camelot”), the UK National Lottery Operator, is included in unlisted associated undertakings. Camelot has certain restrictions on dividend payments. In particular, it requires the prior consent of the Director General of the National Lottery to declare, make or pay a dividend in excess of 40% of profit after tax for any financial year.

In January 2002 the Group sold 25% of its shareholding in Camelot to Consignia plc, thereby reducing its holding from 26.7% to 20%.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	109

Back to Contents

Financial Statements
Notes to the Financial Statements

12	Investments continued

(c)	Additional associated undertaking disclosures
The Group’s share in its associated undertakings’ selected profit and loss and balance sheet items is as follows:

	2003	2002	2001
	£m	£m	£m

Turnover	1,481	1,584	1,934

Fixed assets	128	129	134
Current assets	150	146	220
Liabilities due within one year	(182)	(212)	(230)
Liabilities due after one year	(231)	(241)	(336)
Goodwill included in carrying value of associates	316	357	379

Total net book value of associates	181	179	167

The Group’s share in selected profit and loss and balance sheet items for its associated undertaking Camelot is as follows:

	2003	2002	2001
	£m	£m	£m

Turnover	910	942	1,342
Profit before tax	10	11	11
Tax	(3)	(3)	(3)
Profit after tax	7	8	8

Fixed assets	24	20	10
Current assets	45	47	105
Liabilities less than one year	(56)	(56)	(101)
Liabilities greater than one year	(3)	(1)	–

Operating profit from associates can be split into the following geographic regions:

	2003	2002	2001
	£m	£m	£m

Americas Beverages	29	36	36
Europe Beverages	3	2	6
EMEA	9	9	7
Central	10	11	8

	51	58	57

During the year the Group paid bottling fees to an associated undertaking in France totalling £55 million (2002: £47 million, 2001: £45 million). The year end net payable by Group companies was £3 million (2002: £4 million, 2001: £3 million).

The Group acquired a new associate in Japan with Adams. In the period since acquisition the Group sold raw materials of £4 million to this associate and purchased finished goods of £25 million. At year end, the Group had a net payable of £5 million.

The Group sold beverages concentrate totalling £286 million (2002: £303 million, 2001: £262 million) and paid bottling fees of £6 million (2002: £12 million, 2001: £42 million) to DPSUBG. The amount owing by DPSUBG at the year end was £22 million (2002: £24 million), and the amount owing to DPSUBG was £7 million (2002: £10 million).

The Group sold no other services in the current year (2002: £1 million, 2001: £1 million) to other associates, purchased other services of £3 million (2002: £2 million, 2001: £1 million) from other associates, and had a year end net receivable of £nil (2002: £nil, 2001: £3 million) from other associates.

All the above transactions took place in the ordinary course of business.

110	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

(d)	Analysis of movements – Company
	Shares	Loans		Shares
	in subsidiary	to subsidiary	Listed	in associated
	undertakings	undertakings	Investments	undertakings
	£m	£m	£m	£m

Cost less amount written off at beginning of year	572	4,757	226	9
Movements in year	(38)	886	(15)	–

Cost less amount written off at end of year	534	5,643	211	9

13	Stocks

		Group

	2003	2002
	£m	£m

Raw materials and consumables	202	176
Work in progress	45	34
Finished goods and goods for resale	425	318

	672	528

There is no material difference between the carrying value and replacement value of stock.

14	Debtors

		Group		Company

	2003	2002	2003	2002
	£m	£m	£m	£m

Trade debtors	904	747	–	–
Amounts owed by subsidiary undertakings	–	–	72	22
Amounts owed by associated undertakings	4	3	1	–
Interest receivable	2	3	–	–
Other taxes recoverable	54	27	–	–
Tax on profit
– receivable within one year	32	9	82	63
– receivable after more than one year	–	–	25	12
Other debtors
– receivable within one year	79	57	2	1
– receivable after more than one year	81	82	3	3
Prepayments and accrued income	146	124	4	15
Deferred tax recoverable after more than one year	–	–	16	7

	1,302	1,052	205	123

Amounts are receivable within one year unless otherwise indicated.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	111

Back to Contents

Financial Statements
Notes to the Financial Statements

15	Creditors other than borrowings

		2003		2002

	Amounts	Amounts	Amounts	Amounts
	due within	due after	due within	due after
	one year	one year	one year	one year
	£m	£m	£m	£m

Group
Trade creditors	655	–	526	–
Payments on account	16	–	14	–
Interest payable	59	–	41	–
Tax on profit	181	108	163	39
Other taxes and social security costs	104	–	81	–
Accruals and deferred income	530	–	465	–
Government grants	–	2	–	2
Other creditors	308	13	343	8
Proposed dividends
– to ordinary shareholders	168	–	160	–
– to minorities	1	–	2	–

	2,022	123	1,795	49

Company
Amounts owed to subsidiary undertakings	64	–	5	–
Tax on profit	107	–	89	–
Accruals and deferred income	33	–	40	–
Other creditors	76	–	87	–
Proposed dividend to ordinary shareholders	168	–	160	–

	448	–	381	–

16	Provisions for Liabilities and Charges

						Group	Company

					Contractual,
	Deferred	Retirement	Restructuring	Acquisition	legal and
	taxation	benefits	provisions	provisions	other	Total	Total
	£m	£m	£m	£m	£m	£m	£m

At 31 December 2000	194	57	31	12	56	350	–
Exchange rate adjustments	(2)	(1)	(1)	1	–	(3)	–
Profit and loss account	48	8	53	–	(20)	89	–
Utilised in the year	–	(22)	(57)	(7)	(4)	(90)	–
Acquisitions/Disposals	(3)	(1)	1	14	–	11	–
Transfer from current tax/other creditors	25	–	–	–	10	35	–

At 30 December 2001	262	41	27	20	42	392	–
Exchange rate adjustments	(10)	(1)	–	(1)	–	(12)	–
Profit and loss account	22	15	53	–	(20)	70	2
Utilised in the year	–	(22)	(47)	(4)	(2)	(75)	(1)
Acquisitions/Disposals	(2)	3	–	(3)	–	(2)	–
Transfer from current tax	46	–	–	–	–	46	–

At 29 December 2002	318	36	33	12	20	419	1
Exchange rate adjustments	(8)	–	1	(3)	–	(10)	–
Profit and loss account	20	48	224	–	–	292	20
Utilised in the year	(20)	(52)	(165)	(5)	(3)	(245)	(9)
Acquisitions/Disposals	1	41	–	17	–	59	–
Transfer to current tax	(87)	–	–	–	–	(87)	–

At 28 December 2003	224	73	93	21	17	428	12

112	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

A further analysis of the Group and Company deferred taxation provision is given in Note 17. The provisions for retirement benefits primarily relate to pension schemes, details of which are given in Note 18.

The charge to the profit and loss account for restructuring is explained in Note 3. The restructuring expenditure in the year included £92 million in respect of restructuring charges recorded in 2003 and £29 million in respect of restructuring charges recorded in prior years. Substantially all of the restructuring provisions at the end of the year are expected to result in cash expenditure in 2004.

Acquisition provisions relate to provisions set up for prior year and current year acquisitions. The expenditure related to these provisions will be utilised over the next few years.

Contractual, legal and other provisions relate to the Group’s ongoing obligations relating to the disposal of subsidiaries, investments and brands. The timing of utilisation of these provisions is uncertain, but such amounts in 2004 are not expected to be significant.

17	Deferred Taxation

The analysis of the deferred tax liabilities/(assets) included in the financial statements at the end of the year is as follows:

		Group		Company

	2003	2002	2003	2002
	£m	£m	£m	£m

Accelerated capital allowances	64	67	(9)	–
Intangibles timing differences	111	97	–	–
Other timing differences	49	154	(7)	(7)

	224	318	(16)	(7)

Gross deferred tax assets at year end are £105 million (2002: £63 million). The Company deferred tax asset is included in debtors (see Note 14).

The Group has unrecognised deferred tax liabilities on property revaluations of £5 million (2002: £5 million). The Company has unrecognised deferred tax liabilities on property revaluations of £1 million (2002: £1 million).

To the extent that dividends from overseas undertakings are expected to result in additional taxes, appropriate amounts have been provided. No taxes have been provided for other unremitted earnings since these amounts are considered permanently reinvested by subsidiary undertakings and in the case of associated undertakings the taxes would not be material. Distributable earnings retained by overseas subsidiary undertakings and the principal associated undertakings totalled approximately £3,739 million at 28 December 2003. The remittance of these amounts would incur tax at varying rates depending on available foreign tax credits.

Tax losses carried forward as at 28 December 2003 for offset against future earnings of overseas companies were approximately £119 million (2002: £73 million). The utilisation of these losses is dependent upon the level of future earnings and other limiting factors within the countries concerned. Tax losses totalling £14 million have expiration periods in 2004 and 2005, tax losses of £57 million expire between 2006 and 2015 and tax losses totalling £48 million have no expiry date.

Other than £4 million in 2003 (2002: £4 million), deferred tax has not been recognised on these tax losses as in the opinion of the Directors it is unlikely that these losses will be recovered in the foreseeable future.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	113

Back to Contents

Financial Statements
Notes to the Financial Statements

18	Pension Arrangements and other Post-Retirement Benefits

General and SSAP24 disclosures

The Group has various pension schemes throughout the world and these cover a significant proportion of the current employees. The principal schemes are of the funded defined benefit type, with benefits accruing based on salary and length of service. The schemes’ assets are held in external funds administered by trustees and managed professionally. Regular assessments are carried out by independent actuaries and the long-term contribution rates decided on the basis of their recommendations. Costs are normally spread as a percentage of payroll.

There are also some defined contribution type schemes with benefits based on contributions to the fund.

In the UK, US, Canada and South Africa, the Group has certain post-retirement medical benefit schemes whereby the Group contributes towards medical costs for certain retirees. These contributions are paid only for retirees who were members of such medical schemes before retirement.

The major scheme is the Cadbury Schweppes Pension Fund in the UK for which the last full valuation was carried out as at 5 April 2002 on the projected unit method when the market value of the assets was £1,349 million. The level of funding on the assumptions shown below, which were determined by reference to investment conditions at the valuation date, was 115%.

The principal long term assumptions used for the actuarial valuation were as follows:

Rate of return on investments	6.25%
Earnings increases	4.50%
Pensions increases	2.50%

Credit for the estimated surplus has been spread over the remaining service lives of the existing employees and the net pension cost was 6.1% for the first half of the year. In the second half of the year the net pension cost was increased to be in line with contributions paid at 10% of pensionable payroll.

The dates of the latest actuarial reviews of the main schemes for the principal overseas subsidiaries were: Ireland: December 2002, USA: September 2003, Australia: June 2003, Canada: December 2003 and South Africa: April 2003. The aggregate market value of assets in these schemes at their review date was approximately £380 million.

Analysis of Group pension and other post-retirement costs charged:

	2003	2002	2001
	£m	£m	£m

UK schemes	17	13	10
Other schemes	23	14	20	*
Defined contribution schemes	18	12

	58	39	30
Overseas defined benefit schemes costs charged to exceptional restructuring costs	8	–	–

	66	39	30

*split not available

114	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

FRS 17 Retirement Benefits disclosures

Additional disclosures regarding the Group’s defined benefit pension schemes and post-retirement medical benefit schemes are required under the transitional provisions of FRS 17 “Retirement Benefits”, and these are set out below.

The additional disclosures required by FRS 17 are as follows:

	2003	2003	2002	2001
	%	%	%	%
	UK	Other	All	All
	Schemes	Schemes	Schemes	Schemes

Main financial assumptions as at year end
Rate of increase in salaries	4.5	4.0-4.5	3.4-4.5	3.5-4.5
Rate of increase in pensions in payment*	2.5	2.25	2.25	2.25-2.5
Rate of increase for deferred pensioners*	2.5	2.25	2.25	2.25
Discount rate for scheme liabilities	5.5	5.5-6.0	5.5-6.5	6.0-7.0
Inflation	2.5	2.25-2.5	2.25-2.5	2.25-3.00
Medical cost inflation	5.0	5.0-11.0	5.0-11.0	5.0-11.0

*Guaranteed pension increases only apply to the UK and Irish pension schemes.

If FRS 17 had been adopted, on the basis of the above assumptions, the amounts that would have been charged to the Group Profit and Loss Account and Statement of Total Recognised Gains and Losses for the year ended 28 December 2003 for pension schemes, and post retirement medical benefits, are set out below:

	2003	2003	2003	2003	2002
	£m	£m	£m	£m	£m
	UK	Overseas	Post-retirement	Total	Total
	pension	pension	medical	All	All
	schemes	schemes	benefits	schemes	schemes

Operating profit
Current service cost	(33)	(25)	(2)	(60)	(44)
Past service cost	–	–	(1)	(1)	(2)

Total operating charge	(33)	(25)	(3)	(61)	(46)

Interest income
Expected return on post
employment scheme assets	89	26	–	115	126
Interest on post employment
plan liabilities	(76)	(29)	(2)	(107)	(97)

Net credit/(charge) to interest income	13	(3)	(2)	8	29

Charge before taxation	(20)	(28)	(5)	(53)	(17)

The main reason for the increase in total cost is the inclusion of the defined benefit schemes in USA, Canada, Mexico, Ireland and Japan that were acquired with Adams.

Statement of total recognised gains and losses

Actual return less expected return
on the scheme assets	114	19	–	133	(355)
Experience gains/(losses) arising
on the scheme liabilities	10	(46)	1	(35)	(23)
Changes in assumptions underlying the
present value of the scheme liabilities	(58)	1	–	(57)	(125)

Actuarial gain/(loss) recognised in
statement of total recognised
gains and losses	66	(26)	1	41	(503)
Notional deferred tax asset/(provision)
movement	(20)	4	–	(16)	144

Net actuarial gain/(loss) recognised in
statement of total recognised
gains and losses	46	(22)	1	25	(359)

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	115

Back to Contents

Financial Statements
Notes to the Financial Statements

18	Pension Arrangements and other Post-Retirement Benefits continued

History of experience gains and losses on pension schemes and post-retirement medical benefits:

	2003		2002

Difference between the expected and actual return on scheme assets:
Amount	£133	m	(£355	m)
Percentage of scheme assets	8%		24%
Experience gains and losses on scheme liabilities:
Amount	(£35	m)	(£23	m)
Percentage of the present value of scheme liabilities:	2%		1%
Total actuarial gain recognised in the statement of total recognised gains and losses
Amount	£41	m	(£503	m)
Percentage of the present value of scheme liabilities:	2%		27%

The market value of the assets and liabilities of the defined benefit scheme and post-retirement medical benefit schemes as at 28 December 2003 are as follows:

	UK	Overseas	UK	Overseas	Post-retirement	Total
	schemes	schemes	pension schemes	pension schemes	medical benefits	All
	rate of return	rate of return	Market value	Market value	Market value	schemes
	%	%	£m	£m	£m	£m

Equities	8.1	7.0-9.0	952	247	1	1,200
Bonds	5.1	4.5-5.5	286	82	1	369
Property	6.7	5.7-7.0	96	24	–	120
Other	3.8	3.25-4.0	13	38	–	51

			1,347	391	2	1,740
Present value of scheme liabilities			(1,525)	(566)	(35)	(2,126)

Deficit in the schemes before deferred tax			(178)	(175)	(33)	(386)
Notional deferred tax asset			54	55	9	118

Net liability			(124)	(120)	(24)	(268)

All schemes were in a net liability position at 28 December 2003

The employer’s cash contribution rate for the main UK scheme was 10% of pensionable earnings over each of 2001, 2002 and 2003. This contribution rate will be reviewed at the next actuarial valuation of the scheme, which is currently expected to be as at 5 April 2005. The agreed contribution rates for the other schemes vary depending on the scheme.

The market value of the assets and liabilities, across all significant defined benefit schemes and post-retirement medical benefit schemes, as at 29 December 2002 were as follows:

	Expected	Defined	Post-retirement	Total
	long-term	benefit schemes	medical benefits	All
	rate of return	Market value	Market value	schemes
	%	£m	£m	£m

Equities	7.0-11.0	965	1	966
Bonds	4.8-7.0	328	1	329
Property	6.0-8.0	115	–	115
Other	3.0-4.5	54	–	54

		1,462	2	1,464
Present value of scheme liabilities		(1,837)	(14)	(1,851)

Deficit in the schemes before deferred tax		(375)	(12)	(387)
Notional deferred tax asset		117	4	121

Net liability		(258)	(8)	(266)

All schemes were in a net liability position at 29 December 2002.

116	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

The market value of the assets and liabilities, across all significant defined benefit schemes and post-retirement medical benefit schemes, as at 30 December 2001 were as follows:

	Expected	Defined	Post-retirement	Total
	long-term	benefit schemes	medical benefits	All
	rate of return	Market value	Market value	schemes
	%	£m	£m	£m

Equities	7.0-11.0	1,167	2	1,169
Bonds	4.5-7.0	355	1	356
Property	6.0-7.0	129	–	129
Other	3.0-9.5	72	–	72

		1,723	3	1,726
Present value of scheme liabilities		(1,622)	(13)	(1,635)

(Deficit)/surplus in the schemes before deferred tax		101	(10)	91
Notional deferred tax asset/(liability)		(19)	3	(16)

Net (liability)/asset		82	(7)	75

The net asset of £82 million for the defined benefit schemes at 30 December 2001 includes schemes with net assets of £126 million, and schemes with net liabilities of £44 million.

Reconciliation of surplus/(deficit) on defined benefit schemes and post-retirement medical benefits during 2002 and 2003:

	Post-retirement	All pension
	medical benefits	schemes	Total
	£m	£m	£m

(Deficit)/surplus in schemes at 30 December 2001	(10)	101	91
Movement in year:
Current service cost	–	(44)	(44)
Past service cost	–	(2)	(2)
Interest income/(expense)	(1)	29	28
Contributions	1	35	36
Liabilities acquired on acquisition	–	(4)	(4)
Actuarial loss	(3)	(500)	(503)
Exchange gain	1	10	11

Deficit in schemes at 29 December 2002 as previously disclosed	(12)	(375)	(387)

Schemes not previously disclosed	(7)	3	(4)

	(19)	(372)	(391)
Movement in year:
Current service cost	(2)	(58)	(60)
Past service cost	(1)	–	(1)
Interest income/(expense)	(2)	10	8
Contributions	1	50	51
Liabilities acquired on acquisition	(11)	(30)	(41)
Actuarial gain	1	40	41
Exchange gain	–	7	7

Deficit in schemes at 28 December 2003	(33)	(353)	(386)

The analysis of reserves that would have arisen if FRS 17 had been fully implemented is as follows:
	2003	2002
	£m	£m

Profit and loss reserve excluding retirement benefits liability	1,472	1,564
Amount relating to retirement benefits liability net of related deferred tax asset	(268)	(266)

Profit and loss reserve	1,204	1,298

The analysis of net assets that would have arisen if FRS 17 had been fully implemented is as follows:

Net assets excluding retirement benefits liability	3,120	3,250
Amount relating to retirement benefits liability net of related deferred tax asset	(268)	(266)

Net assets including retirement benefits liability	2,852	2,984

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	117

Back to Contents

Financial Statements
Notes to the Financial Statements

19	Borrowings

(a)	Analysis of net borrowings

	2003	2002
	£m	£m

Net cash:
Cash at bank and in hand	191	175
Bank overdrafts	(31)	(38)

	160	137
Liquid resources	242	297
Other short-term borrowings	(1,038)	(752)
Long-term borrowings	(3,575)	(1,528)

	(4,211)	(1,846)

(b)	Reconciliation of net debt

		Liquid		Total net
	Net cash	resources	Borrowings	borrowings
	£m	£m	£m	£m

At 31 December 2000	100	334	(1,663)	(1,229)
Cash flow for the year	(1)	(29)	(355)	(385)
Assumed on acquisition	13	–	(21)	(8)
Accretion of interest	–	–	(5)	(5)
Exchange rate adjustments	(5)	18	(23)	(10)

At 30 December 2001	107	323	(2,067)	(1,637)
Cash flow for the year	29	(22)	(277)	(270)
Assumed on acquisition	–	–	(22)	(22)
Accretion of interest	–	–	(6)	(6)
Exchange rate adjustments	1	(4)	92	89

At 29 December 2002	137	297	(2,280)	(1,846)
Cash Flow for the year	5	(52)	(2,517)	(2,564)
Assumed on acquisition	13	–	(11)	2
Amortisation of prepaid fees	–	–	(7)	(7)
Exchange rate adjustments	5	(3)	202	204

At 28 December 2003	160	242	(4,613)	(4,211)

(c)	Detailed analysis of borrowings

		2003		2002

	Amounts	Amounts	Amounts	Amounts
	due within	due after	due within	due after
	one year	one year	one year	one year
	£m	£m	£m	£m

Group
Secured
Bank overdrafts	1	–	2	–
Other Loans	–	–	6	–
EBRD Loan	–	–	19	–

118	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

		2003		2002

	Amounts	Amounts	Amounts	Amounts
	due within	due after	due within	due after
	one year	one year	one year	one year
	£m	£m	£m	£m

Unsecured
Zero Coupon Convertible Debentures			62	–
4.5% CAD Medium Term Notes due 2005	–	43	–	40
7.75% USD Medium Term Notes due 2005	–	169	–	189
5.75% USD Medium Term Notes due 2006	–	280	–	310
5.75% GBP Medium Term Notes due 2006	–	249	–	224
5.0% USD Medium Term Notes due 2007	–	168	–	189
4.9% CAD Guaranteed Notes due 2008	–	139	–	–
3.875% USD Guaranteed Notes due 2008	–	558	–	–
4.875% GBP Medium Term Notes due 2010	–	399	–	–
5.125% USD Guaranteed Notes due 2013	–	556	–	–
Other Medium Term Notes
(maturity dates 2004-2008)	227	275	126	535
Commercial Paper	725	–	486	–
Bank Loans in Foreign Currencies	49	719	35	4
Bank Overdrafts	30	–	36	–
Other Loans	33	9	14	23
Obligations Under Finance Leases (see Note 24)	4	11	4	14

	1,069	3,575	790	1,528

The interest rates on the Medium Term Notes and Guaranteed Notes in the above table do not take into account the various interest rate swaps and cross currency swaps entered into by the Group. Details of the Group's effective currency and interest rate profiles are contained in Note 20(b).

		2003		2002

	Amounts	Amounts	Amounts	Amounts
	due within	due after	due within	due after
	one year	one year	one year	one year
	£m	£m	£m	£m

Company
Unsecured
Loan notes	3	–	–	–
Loans from subsidiary undertakings	2,732	987	1,749	985
Bank overdraft	18	–	15	–

	2,753	987	1,764	985

The Group’s borrowings limit at 28 December 2003 calculated in accordance with the Articles of Association was £11,542 million.

The security, for the borrowings shown above as secured, is by way of charges on the properties of the Group companies concerned. At 28 December 2003, the book value of assets pledged as collateral for secured loans was £4 million (2002: £30 million).

The total borrowings shown in the above table includes £37 million of net discounts and issuance fees which will be amortised to the profit and loss account over the life of the debt. Bank loans in foreign currencies includes a drawing of EUR1 billion under the revolving credit facility referred to in note 19(e).

Medium Term Notes and Commercial Paper which have been swapped into another currency are presented at the swapped value. The commercial paper is short term unsecured debt which is issued in a variety of currencies.

The 3.875% USD Guaranteed Notes due 2008 and the 5.125% USD Guaranteed Notes due 2013 are both callable at the issuer’s option.

A subsidiary of the Group has borrowed £558 million (2002: £621 million) which is guaranteed by letters of credit. These letters of credit are backed by security over certain assets of another subsidiary of the Group. The lender’s sole recourse under this arrangement is to the letters of credit. The financing has been accounted for as a fully offsetting arrangement in the Group Balance Sheet and the Notes to the Financial Statements and meets the criteria for offset in accordance with FRS 5.

Interest on unsecured bank loans is at rates which vary in accordance with local inter-bank rates. The weighted average interest rate payable at year end on short-term borrowings excluding overdrafts was 2.8% (2002: 3.0%). The amount of non-interest bearing loans is negligible.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes 119

Back to Contents

Financial Statements
Notes to the Financial Statements

19	Borrowings continued

(d)	Maturities of Borrowings
Repayments fall due in the following periods:

								Group

	Bank loans and			Finance		Other
	overdrafts			leases		borrowings		Total

	2003	2002	2003	2002	2003	2002	2003	2002
	£m	£m	£m	£m	£m	£m	£m	£m

Within one year or on demand	80	98	4	4	985	689	1,069	791
Between one and two years	551	3	4	4	221	208	776	215
Between two and three years	–	1	3	3	710	218	713	222
Between three and four years	168	–	2	3	229	756	399	759
Between four and five years	–	–	1	2	730	290	731	292
After five years	–	–	1	2	955	37	956	39

	799	102	15	18	3,830	2,198	4,644	2,318

		Company
		Total borrowings

	2003	2002
	£m	£m

Within one year or on demand	2,813	1,764
Between one and two years	–	–
Between two and five years	227	318
After five years	760	667

	3,800	2,749

		Group		Company

	2003	2002	2003	2002
Analysis of long-term borrowings	£m	£m	£m	£m

Borrowings repayable by instalments:
Within five years	28	69	–	–
After five years	1	4	–	–

	29	73	–	–
Borrowings wholly repayable after five years	955	35	760	667

	984	108	760	667

(e)	Borrowing facilities
At 28 December 2003, the Group had undrawn committed borrowing facilities analysed as follows:

		Expiring	Expiring			Extending
		within	between one			beyond
		one year	and two years			two years

	2003	2002	2003	2002	2003	2002
	£m	£m	£m	£m	£m	£m

Revolving Credit Facilities	–	–	115	1,172	1,264	2,813
Commercial paper back-up facilities	46	79	–	–	–	–

The Revolving Credit Facilities consist primarily of a USD2,500 million (£1,404 million) tranche expiring in December 2007 and a USD1,200 million (£674 million) tranche expiring in December 2005. The margins payable on drawings under these facilities are between 0.475% and 0.65% per annum and commitment fees on undrawn amounts are between 0.19% and 0.26% per annum.

120	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

The Company is subject to a restrictive covenant under the facility agreement requiring that the ratio of EBITDA to adjusted net interest (both as defined in the agreement), calculated as at the end of each half year and full year will be no less than 3.5:1 for the period of approximately twelve months ending on the last day of the end of each half year and full year. The Company is currently in compliance with this covenant. For the 2003 financial year end the ratio was 7.6 times.

These facilities are subject to customary events of default, none of which are currently anticipated to occur. The commercial paper back-up facilities are annual facilities subject to review at various dates during each year. There are in addition other uncommitted facilities available to the Group.

20	Derivatives and other Financial Instruments

(a)	Treasury Risk Management
The Group is exposed to market risks arising from its international business. Derivative financial instruments are utilised by the Group to lower funding costs, to diversify sources of funding, to alter interest rate exposures arising from mismatches between assets and liabilities or to achieve greater certainty of future costs. These instruments are entered into in accordance with policies approved by the Board of Directors and are subject to regular review and internal audit.

Substantially all financial instruments hedge for UK GAAP purposes specifically identified actual or anticipated transactions; movements in their fair value are highly negatively correlated with movements in the fair value of the transactions being hedged and the term of such instruments is not greater than the term of such transactions or any anticipated refinancing or extension of them. Such anticipated transactions are all in the normal course of business and the Group is of the opinion that it is highly probable that they will occur.

Liquidity Risk
The Group seeks to achieve a balance between certainty of funding, even at difficult times for the markets or the Group, and a flexible, cost-effective borrowings structure. The policy, therefore, seeks to ensure that at a minimum all projected net borrowing needs are covered by committed facilities. Also, the objective for debt maturities is to ensure that the amount of debt maturing in any one year is not beyond the Group’s means to repay and refinance. To this end the policy provides that at least 75% of year end net debt should have a maturity of one year or more and at least 50%, three years or more. Committed but undrawn facilities are taken into account for this test.

Interest Rate Risk
The Group has an exposure to interest rate fluctuations on its borrowings and manages these by the use of interest rate swaps, cross currency interest rate swaps, forward rate agreements and interest rate caps. The objectives for the mix between fixed and floating rate borrowings are set to reduce the impact of an upward change in interest rates while enabling benefits to be enjoyed if interest rates fall. Thus the policy sets minimum and maximum levels of the total of net debt and preferred securities permitted to be at fixed rates in various time bands, ranging from 50% to 100% for the period up to six months, to 0% to 30% when over five years.

Currency Risk
The Group operates internationally giving rise to exposure from changes in foreign exchange rates, particularly the US dollar. The Group does not hedge translation exposure and earnings because any benefit obtained from such hedging can only be temporary.

The Group seeks to relate the structure of borrowings to the trading cash flows that service them and the Group’s policy is to maintain broadly similar fixed charge cover ratios for each currency bloc. Also, the ratio for any currency bloc may not fall below two times in any calendar year.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes 121

Back to Contents

Financial Statements
Notes to the Financial Statements

20	Derivatives and other Financial Instruments continued

This is achieved by raising funds in different currencies and through the use of hedging instruments such as swaps. The Group also has transactional currency exposures arising from its international trade. The Group’s policy is to take forward cover for all forecasted receipts and payments for as far ahead as the pricing structures are committed, subject to a minimum of three months’ cover. The Group makes use of the forward foreign exchange markets to hedge its exposures.

Commodity Risk
In respect of commodities the Group enters into forward and future contracts for cocoa and other commodities in order to provide a stable cost base for marketing finished products. A significant proportion of these forward contracts is held in the form of cocoa futures, which subsequently can be converted into physical supply contracts with commercial suppliers. The use of futures contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by the exchanges and their clearing houses.

Credit Risk
The Group is exposed to credit related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given the Group’s policy of only selecting counterparties with high credit ratings. The credit exposure of interest rate and foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the reporting date.

(b)	Interest rate and currency of borrowings
After taking into account the various interest rate and currency swaps entered into by the Group, the effective currency and interest rate profile of the Group’s borrowings were as follows:

At 28 December 2003:

			Cash	Effect of	2003
	Floating rate	Fixed rate	and liquid	currency	Total net
	borrowings	borrowings	resources	swaps	borrowings
	£m	£m	£m	£m	£m

Sterling	256	410	(206)	659	1,119
Euro	979	158	(59)	(493)	585
US Dollar Bloc	94	2,309	(39)	(9)	2,355
Australia/New Zealand Dollars	109	96	(33)	61	233
Others	231	2	(96)	(218)	(81)

	1,669	2,975	(433)	–	4,211

At 29 December 2002:

			Cash	Effect of	2002
	Floating rate	Fixed rate	and liquid	currency	Total net
	borrowings	borrowings	resources	swaps	borrowings
	£m	£m	£m	£m	£m

Sterling	143	160	(199)	360	464
Euro	172	94	(47)	122	341
US Dollar Bloc	107	1,082	(103)	(133)	953
Australia/New Zealand Dollars	125	52	(47)	(4)	126
Others	379	4	(76)	(345)	(38)

	926	1,392	(472)	–	1,846

Floating rate borrowings bear interest based on short-term inter-bank rates (principally LIBOR applicable to periods of three months or less) or commercial paper rates. The cash and liquid resources, which are all at floating rates, yield interest based principally on short-term inter-bank rates (principally LIBOR applicable to periods of three months or less).

122	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Further analysis of the Group’s fixed rate borrowings was as follows: At 28 December 2003:

					Weighted
				Weighted	average
		Effect of	Effective	average	time for
	Fixed rate	interest rate	fixed rate	interest	which rate
	borrowings	swaps	borrowings	rate	is fixed
	£m	£m	£m	%	Years

Sterling	660	(250)	410	5.0	5.9
Euro	10	148	158	5.1	3.2
US Dollar Bloc	1,942	367	2,309	4.9	5.2
Australia/New Zealand Dollars	4	92	96	5.3	2.2
Others	157	(155)	2	11.0	0.6

	2,773	202	2,975	4.9	5.1

At 29 December 2002:

					Weighted
				Weighted	average
		Effect of	Effective	average	time for
	Fixed rate	interest rate	fixed rate	interest	which rate
	borrowings	swaps	borrowings	rate	is fixed
	£m	£m	£m	%	Years

Sterling	260	(100)	160	5.8	2.9
Euro	24	70	94	2.5	2.6
US Dollar Bloc	804	278	1,082	5.0	3.5
Australia/New Zealand Dollars	3	49	52	5.7	2.0
Others	165	(161)	4	2.4	1.2

	1,256	136	1,392	5.0	3.3

(c)	Other financial assets and liabilities
As permitted by FRS 13, short-term debtors and creditors have been excluded from this disclosure and the fair value table in Note 20(f).

The currency mix of other financial assets and liabilities was as follows:

	Other financial assets		Other financial liabilities
	2003	2002	2003	2002
	£m	£m	£m	£m

Currency
Sterling	12	11	17	20
Euro	1	1	7	2
US Dollar Bloc	71	78	22	15
Australian/New Zealand Dollars	2	1	–	1
Others	10	2	5	2

	96	93	51	40

Maturity of other financial liabilities

Amounts falling due in the following periods:
Within one year or on demand	24	23
Between one and two years	21	12
Between two and five years	4	5
After five years	2	0

	51	40

The financial assets and liabilities in the above table were all non-interest-bearing.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	123

Back to Contents

Financial Statements
Notes to the Financial Statements

20	Derivatives and other Financial Instruments continued

(d)	Currency analysis of net assets
As explained in the Operating and Financial Review, where practicable it is the Group’s policy to hedge all exposure to monetary assets and liabilities fully.

Foreign currency assets and liabilities do not generate any material gain or loss in the profit and loss account. This is either because they are denominated in the functional currency of the operating company in which they arise, or have been hedged into that currency, or because they qualify under SSAP 20 (a foreign currency borrowing providing a hedge against a foreign equity investment).

The Group’s borrowings and net assets by currency at 28 December 2003 were as follows:

			2003	2002

	Net	Net
	assets by	external
	currency of	borrowings	Net	Net
	operations (a)	by currency	investments	investments
	£m	£m	£m	£m

Sterling	231	(1,119)	(888)	(425)
Euro	1,283	(585)	698	802
US Dollar Bloc	3,862	(2,355)	1,507	1,986
Australia/New Zealand Dollars	373	(233)	140	139
Others	1,430	81	1,511	534

	7,179	(4,211)	2,968	3,036

(a)	Net assets as stated exclude net borrowings and include equity minority interests.

(e) Interest Rate Risk Management
The Group uses a combination of long-term and short-term cross currency and interest rate swaps to manage the currency and interest rate profile of its borrowings. The aggregate currency impact of these swaps is shown in Note 20(b) above. Details of the fixed rate element of the swap portfolio are shown in the table below:

Analysis of Derivative Instruments

		Weighted	Weighted
		average	average
	Notional	interest	remaining	Final
	principal	rate	maturity	maturity
	£m	%	Years	Year

Currency Instrument
Sterling:
Receive Fixed	250	4.94	4.5	2006-10
Euro:
Receive Fixed	78	4.50	1.5	2005
Pay Fixed	226	5.61	4.6	2005-08
US Dollar:
Receive Fixed	1,180	3.63	3.4	2005-08
Pay Fixed	1,517	3.83	3.7	2004-08
Other:
Receive Fixed	172	2.12	3.0	2005-08
Pay Fixed	139	5.61	1.1	2004-06
Forward Start Pay Fixed (2004-06)	142	5.15	1.1	2004-07

On swaps where fixed rates of interest are payable, the Group receives interest at floating rates of three month or six month LIBOR rates (or local equivalent). On swaps where fixed rates of interest are received, the Group pays interest at floating rates set at three month or six month LIBOR plus an average margin of 0.58%.

124	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

The differential to be paid or received on swap agreements is accrued as interest rates change and is recognised within net interest expense over the lives of the respective agreements. Any net asset or liability arising on conversion into sterling of the principal amounts of cross currency swaps is included on the Balance Sheet (see Note 19).

In addition to the above, the Group also has in place a number of cross-currency swaps which effectively swap floating rate Medium Term Note funding from Hong Kong Dollars and Japanese Yen (with a value of £168 million) to three month floating rate US Dollar LIBOR plus an average margin of 0.02%.

(f) Fair values of financial instruments
The comparison of book and fair values of all the Group's financial instruments is set out below. The estimated fair value of cash at bank and in hand approximates its carrying value due to its short maturity.

The fair value of liquid resources approximates their carrying values due to their short maturities.

The fair values of debt are based on, where available, market values. In the absence of market values they have been calculated by discounting cash flows at prevailing interest and exchange rates.

The fair values of derivative instruments are based on the estimated amount the Company would receive or pay if the transaction was terminated, taking into account prevailing interest and exchange rates.

The fair values of the quarterly income preference securities are based on market values.

	2003		2002

	Book	Fair	Book	Fair
	value	value	value	value
	£m	£m	£m	£m

Cash at bank and in hand	191	191	175	175
Liquid resources	242	242	297	298
Debt	(4,637)	(4,669)	(2,325)	(2,365)
Derivatives to manage interest rate and currency of borrowings	(7)	(37)	7	(8)

Net borrowings	(4,211)	(4,273)	(1,846)	(1,900)

Quarterly Income Preferred Securities (see Note 22)	(225)	(231)	(250)	(255)

Derivatives relating to net borrowings
Assets:
Currency and interest rate swaps	20	25	12	44
Interest rate swaps	–	7	–	7
Liabilities:
Currency and interest rate swaps	(22)	(1)	(5)	–
Interest rate swaps	–	(57)	–	(51)
Other assets
Currency exchange contracts	12	18	–	18
Commodity contracts (excluding cocoa)	–	1	–	–
Other financial assets	96	96	93	93
Other liabilities
Currency exchange contracts	(17)	(29)	–	(26)
Commodity contracts (excluding cocoa)	–	(1)	–	(2)
Other financial liabilities	(51)	(51)	(40)	(40)

Disclosures about the fair value of cocoa futures contracts have not been made because, in the Directors’ opinion, such disclosure would be seriously prejudicial to the interests of the Group given the Group’s significant participation in the cocoa futures market.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	125

Back to Contents

Financial Statements
Notes to the Financial Statements

20	Derivatives and other Financial Instruments continued

(g)	Hedges of future transactions
The Group enters into forward foreign currency contracts to eliminate the currency exposures that arise on sales denominated in foreign currencies. It also uses interest rate swaps to manage its interest rate profile. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the exposure that is being hedged is itself recognised. An analysis of these unrecognised gains and losses is as follows:

			Total net
	Gains	Losses	gains/(losses)
	£m	£m	£m

Unrecognised gains and losses on hedges at 29 December 2002	63	(78)	(15)
Gains and losses arising before 29 December 2002 that were
recognised in 2003	35	(46)	(11)

Gains and losses arising before 29 December 2002 that were
not recognised in 2003	28	(32)	(4)
Gains and losses arising in 2003 that were not
recognised in 2003	12	(38)	(26)

Unrecognised gains and losses on hedges at
28 December 2003	40	(70)	(30)

Of which:
Gains and losses expected to be recognised in 2004	27	(34)	(7)
Gains and losses expected to be recognised in 2005 or later	13	(36)	(23)

The Group held contracts to exchange the following foreign currency amounts:

		Contract Amount

	2003	2002
	£m	£m

Contracts to sell foreign currency against sterling	327	570
Contracts to purchase foreign currency against sterling	787	879
Contracts to sell/purchase foreign currency against other foreign currency	303	146

126	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

21	Capital and Reserves

(a)	Share Capital of Cadbury Schweppes plc

	2003	2002
	£m	£m

Authorised Share Capital:
Attributable to equity interests:
Ordinary shares (3,200 million of 12.5p each)	400	400

Allotted, called up and fully paid Share Capital:
Attributable to equity interests:
Ordinary shares (2,064 million of 12.5p each) (2002: 2,057 million)	258	257

(b) Ordinary Shares
During the year 7,088,363 ordinary shares of 12.5p were allotted and issued upon the exercise of share options (see Note 30).
The nominal value of ordinary shares issued during the year was £0.9 million.
There were no other changes in the issued ordinary share capital of the Company during 2003.

During 2002, 9,718,573 ordinary shares of 12.5p were allotted and issued upon the exercise of share options (see Note 30).
The nominal value of ordinary shares issued during the year was £1.2 million.
There were no other changes in the issued ordinary share capital of the Company during 2003.

During 2001, 8,521,184 ordinary shares of 12.5p were allotted and issued upon the exercise of share options (see Note 30).
The nominal value of ordinary shares issued during the year was £1.0 million.
There were no other changes in the issued ordinary share capital of the Company during 2001.

(c) Movements on capital and reserves – Group

				Capital
	Share	Share	Revaluation	redemption	Retained
	capital	premium	reserve	reserve	profits	Total
	£m	£m	£m	£m	£m	£m

At 31 December 2000	255	991	62	90	1,147	2,545
Shares issued for cash	1	28	–	–	(11)	18
Revaluation of fixed assets	–	–	(3)	–	–	(3)
Retained profit for year	–	–	–	–	320	320

At 30 December 2001	256	1,019	59	90	1,456	2,880
Exchange rate adjustments	–	–	–	–	(217)	(217)
Shares issued for cash	1	31	–	–	(6)	26
Write back goodwill
previously written off
to reserves	–	–	–	–	13	13
Retained profit for year	–	–	–	–	318	318

At 29 December 2002	257	1,050	59	90	1,564	3,020
Exchange rate adjustments	–	–	–	–	(213)	(213)
Shares issued for cash	1	21	–	–	(3)	19
Retained profit for year	–	–	–	–	124	124

At 28 December 2003	258	1,071	59	90	1,472	2,950

The historical cost profit for the financial year was £366 million (2002: £548 million; 2001: £542 million) and the historical cost retained profit was £124 million (2002: £318 million; 2001: £320 million).

The gain on translation of long-term foreign currency borrowings by UK companies was £79 million (2002: £89 million; 2001: £10 million) all of which was taken to reserves since these borrowings were used to hedge assets and liabilities in the same currencies.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	127

Back to Contents

Financial Statements
Notes to the Financial Statements

21	Capital and Reserves continued

(c)	Movement on capital and reserves – Group continued
During 2003 the Company received £22 million on the issue of shares in respect of the exercise of options awarded under various share option plans. Employees paid £19 million to the Company for the issue of these shares and the balance of £3 million comprised contributions from an employee share trust funded by subsidiary undertakings.

During 2002 the Company received £32 million on the issue of shares in respect of the exercise of options awarded under various share option plans. Employees paid £26 million to the Company for the issue of these shares and the balance of £6 million comprised contributions from an employee share trust funded by subsidiary undertakings.

Total goodwill written off to reserves on businesses continuing within the Group amounts to £1,749 million, of which £1,668 million has been written off since 3 January 1988. This goodwill is required to be charged to the profit and loss account if the business to which it relates is sold in the future.

(d)	Movements on capital and reserves – Company

				Capital
	Share	Share	Revaluation	redemption		Retained
	capital	premium	reserve	reserve	Other	profits	Total
	£m	£m	£m	£m	£m	£m	£m

At beginning of year	257	1,050	1	90	1,159	130	2,687
Shares issued for cash	1	21	–	–	–	–	22
Retained loss for year	–	–	–	–	–	(221)	(221)
Reserves transfer	–	–	–	–	(234)	234	–

At end of year	258	1,071	1	90	925	143	2,488

The profit for the financial year for the Company was £21 million (2002: £116 million; 2001: £354 million). The historical cost profit for the financial year for the Company was £21 million (2002: £116 million; 2001: £354 million).

The other reserve represents an unrealised gain following an internal reorganisation. As this becomes distributable, a transfer is made to retained profits.

The total recognised gains and losses for the Company are the same as the profit for the financial year. The net decrease in shareholders’ funds was £199 million.

22	Minority Interests

			Equity		Non-Equity

		2003	2002	2003	2002
		£m	£m	£m	£m

At beginning of year		16	28	250	275
Exchange rate adjustments		(1)	(3)	(25)	(26)
Share of profit after tax		4	3	21	24
Dividends declared		–	–	(21)	(23)
Purchase of shares from minorities		(1)	(23)	–	–
Acquisition of minority interest		–	8	–	–
Investment by minority interest		–	3	–	–

At end of year		18	16	225	250

On 12 April 1995 Cadbury Delaware LP, issued 16 million 8.625% Cumulative Guaranteed Quarterly Income Preferred Securities with an aggregate liquidation preference of USD 400 million (the “QUIPS”) for proceeds of USD 400 million. Distributions on the QUIPS are cumulative and payable at the annual rate of 8.625% of the liquidation amount, quarterly in arrears. The QUIPS are not subject to mandatory redemption, but have been repayable at the issuer’s option, in whole or in part, since 12 April 2002 for a cash redemption price equal to USD 25 per preferred security. No redemptions have been made. These securities are traded on the New York Stock Exchange.

128	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

23	Acquisitions

2003 Acquisitions

Summary
On 30 March 2003 the Group acquired the Adams Confectionery business from Pfizer Inc. for a total consideration of £2.7 billion. Adams is a branded global confectionery manufacturer of gum and medicated sweets. The intangible that arose on this acquisition was £2,435 million and this has been split between brands (£1,004 million), and goodwill (£1,431 million).

The acquisition of Adams was a major strategic step for Cadbury Schweppes for the following reasons:
•	The Group has scale presence across the entire confectionery market (chocolate, sugar and gum)
•	Adams has increased the Group’s exposure significantly to higher growth categories
•	Adams has given the Group strong positions and routes to market in new geographies (notably in the US and Latin America)
•	The acquisition provides significant value creation opportunities.

During the year the Group also acquired The Natural Confectionery Company, an Australian confectionery company for a total consideration of £31 million as well as two smaller acquisitions for £13 million. Goodwill of £38 million arose on these acquisitions. All transactions in the year have been treated as acquisitions for accounting purposes.

Adams disclosures
From the date of the acquisition to 28 December 2003, Adams contributed £865 million to turnover, £95 million to underlying operating profit (operating profit before exceptional restructuring costs, and goodwill/intangibles amortisation), and £1 million loss before exceptional restructuring costs, and goodwill/intangibles amortisation, but after interest. Adams contributed £153 million to the Group’s cash flow from operating activities, paid £2 million in respect of interest, £19 million in respect of taxation and spent £35 million on capital expenditure.

An amount of £70 million has been charged as exceptional restructuring costs in respect of costs incurred in reorganising, restructuring and integrating Adams in the period from 30 March 2003 to 28 December 2003.

The goodwill arising on the Adams acquisitions in the USA, Canada and the UK is deductable for tax purposes.

In its last financial year to 31 December 2002, Adams unaudited estimated profit after tax and minority interest was £93 million.

For the period since 31 December 2002, to the date of acquisition, Adams unaudited results were estimated to be:

£m

Turnover	248
Operating Costs	(231)

Operating Profit	17

The Adams acquisition involved the purchase of a division of Pfizer Inc. This involved the acquisition of operations in over 35 countries and these were a mixture of share and asset purchases. It is therefore not possible to allocate any items below operating profit to the Adams management accounts for this period.

The statement of total recognised gains and losses for the nine months to December 2003 for Adams is as follows:

£m

Loss for the Financial Period	(48)
Net currency translation differences	(262)

Total recognised gains and losses relating to the period	(310)

Not included in the table above are exchange gains on the borrowings used to finance Adams of £194 million.

Cadbury Schweppes Report & Accounts and Form 20-F 2003	129

Back to Contents

Financial Statements
Notes to the Financial Statements

23	Acquisitions continued

A summary of net assets and liabilities arising on acquisitions during 2003 is set out below:

			Adams		All other acquisitions

		Provisional
		fair			Fair		Total
	Local book	value	Fair	Local book	value	Fair	fair
	values	adjustments	value	values	adjustments	value	value
	£m	£m	£m	£m	£m	£m	£m

Intangible fixed assets	–	1,004	1,004	–	80	80	1,084
Tangible fixed assets	238	6	244	4	(2)	2	246
Stocks	113	(2)	111	1	–	1	112
Debtors	177	–	177	2	(1)	1	178
Creditors	(175)	(3)	(178)	2	–	2	(176)
Retirement benefits	–	(41)	(41)	–	–	–	(41)
Acquisition provisions	–	(17)	(17)	–	–	–	(17)
Other	(23)	4	(19)	5	–	5	(14)
Minority interests	–	–	–	1	–	1	1

	330	951	1,281	15	77	92	1,373

Goodwill			1,431			(47)	1,384

			2,712			45	2,757

Cash consideration							2,738
Transaction costs							32

Cash paid							2,770
Net cash acquired							(13)

Net cash paid							2,757

In 2003 Cadbury Schweppes finalised the provisional fair value adjustments relating to acquisitions made in 2002, and settled the working capital payment from two earlier acquisitions. Therefore included in the above table is a net adjustment of £5 million relating to these adjustments which decreased goodwill on acquisition.

Of the provisional fair value adjustments noted above the principal adjustments noted were:

The value of brands acquired with the acquisitions in the year have been recognised as a separate intangible fixed asset. The Group has also completed the valuation of intangible arising from some 2002 acquisitions (mainly Dandy). This has led to a net reclassification of £80 million from goodwill to intangible fixed assets.

Tangible fixed assets have been revalued to reflect the market value of the principal acquired production facilities.

As part of the Adams acquisition the assets and liabilities relating to the defined benefit pension obligations of Adams employees have been transferred to the Group. Provision has been made for the actuarial calculation of the net pension deficit that existed at the date of the transaction. Additionally provisions have been made for certain onerous lease commitments and inherent severance payments to senior management.

Certain liabilities of the acquired business are incapable of accurate calculation until the Group receives notification of the vendor’s decisions under options within the sale agreement. In addition, the period by which certain employees of the acquired Group have to decide whether to transfer pension benefits across to the Group has not yet expired. Due to these reasons and given the global scale of the Adams transaction, the related fair values are stated on a provisional basis. The fair values for the entities acquired in 2003 will be finalised in the year ending 2 January 2005.

130	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

2002 Acquisitions

The largest acquisition during 2002 was Dandy, a Danish chewing gum company with operations in Denmark, Scandinavia, the Benelux countries and Russia. This completed in September 2002 for £222 million. The acquisition included fixed assets with a fair value of £29 million and net working capital of £27 million. The intangible asset arising on the acquisition has been split between brands (£86 million), and goodwill (£80 million). This allocation was finalised in 2003.

There were four other large acquisitions during 2002:

Squirt, a Mexican soft drinks brand in February 2002, and the intangible asset that arose on the acquisition of £55 million has been allocated to brands.

A 65% equity share of Kent, a Turkish sugar confectionery company for £70 million in May 2002. The net assets acquired were £15 million, and the intangible that arose on acquisition was £55 million, split between brands (£24 million) and goodwill (£31 million).

Nantucket Allserve, Inc, a US premium beverage company in May 2002. The net assets acquired were £8 million, and the intangible that arose on the Group’s acquisition was £41 million, split between brands (£14 million) and goodwill (£27 million). This allocation was finalised in 2003.

The remaining 72% of Apollinaris & Schweppes, a German beverage associate, for £115 million in November 2002. The net assets acquired were £11 million, and the intangible that arose on acquisition was £104 million, which has all been allocated to goodwill. Previously the Group owned 28% and accounted for Apollinaris & Schweppes as an associate.

The Group also increased its ownership percentage in two Cadbury companies. The Group purchased 44% of the outstanding share capital of Cadbury India throughout the year for £111 million. This was previously owned by the minority interest. Goodwill arose of £88 million on these transactions. The Group now owns over 94% of Cadbury India. The Group also purchased a further 6% of its associate company, Cadbury Nigeria. The Group now owns 46% of Cadbury Nigeria.

Except for goodwill arising on Apollinaris & Schweppes, none of the goodwill arising in 2002 is deductible for tax purposes.

A summary of assets and liabilities arising on acquisitions during 2002 is set out below:

	Dandy			All other acquisitions

		Fair			Fair		Total
	Local book	value	Fair	Local book	value	Fair	fair
	values	adjustments	value	values	adjustments	value	value
	£m	£m	£m	£m	£m	£m	£m

Intangible fixed assets	–	–	–	99	(2)	97	97
Tangible fixed assets	45	(16)	29	67	(1)	66	95
Stocks	12	–	12	16	(1)	15	27
Debtors	26	–	26	46	8	54	80
Creditors and provisions	(22)	–	(22)	(54)	(3)	(57)	(79)
Other	11	–	11	(29)	1	(28)	(17)
Minority interests	–	–	–	20	(5)	15	15

	72	(16)	56	165	(3)	162	218

Goodwill			166			255	421

			222			417	639

Cash consideration							628
Transaction costs							11

Cash paid							639
Net cash acquired							(11)

Net cash paid							628

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	131

Back to Contents

Financial Statements
Notes to the Financial Statements

23 Acquisitions continued

Included in the above table are net adjustments on 2001 acquisitions of £1 million relating to the finalisation of opening balance sheets and finalisation of acquisition costs, which increased goodwill on acquisition. These were recorded in 2002.

The acquisitions in 2002 had a net positive impact of £3 million on earnings and a negative impact of £628 million on cash flow. These acquisitions contributed £140 million of turnover and £19 million of Group operating profit to the Group’s results for the year.

2001 Acquisitions

The largest acquisition during 2001 was the acquisition of Orangina Pampryl, the soft drinks brands and businesses of Pernod Ricard, which was completed in October 2001. The total cost of the acquisition was £445 million. The acquisition included assets with a fair value of £42 million, and net working capital of £10 million. The intangible asset arising on the acquisition has been split between brands (£222 million) and goodwill (£171 million).

In July 2001, the Group completed the acquisition of La Casera, a Spanish soft drinks manufacturer, for £65 million. The intangible asset arising on the acquisition has been allocated to brands (£53 million).

In September 2001, the Group completed the acquisition of the ReaLemon and ReaLime brands for £88 million. The intangible asset arising has been allocated to brands (£86 million).

The Group also completed the acquisitions of Slush Puppie, Carteret (a US beverage operation), Spring Valley (a juice brand in Australia), Mantecol (an Argentinean confectionery brand) and Mother Earth (a New Zealand health food company). These businesses were acquired primarily to strengthen the Group’s business in North America, Europe, Australia and Latin America. The Group also purchased the outstanding 20% of Cadbury Egypt for £6 million.

A summary of assets and liabilities arising on acquisitions during 2001 is set out below:

					All other
				Orangina	acquisitions

		Accounting	Fair			Total
	Local book	policy	value	Fair	Fair	fair
	values	harmonisation	adjustments	value	value	value
	£m	£m	£m	£m	£m	£m

Intangible fixed assets	14	(14)	222	222	139	361
Tangible fixed assets	42	–	–	42	31	73
Stocks	27	–	–	27	8	35
Debtors	63	–	(1)	62	15	77
Creditors and provisions	(81)	5	–	(76)	(29)	(105)
Other	(3)	–	–	(3)	(6)	(9)
Minority interests	–	–	–	–	2	2

	62	(9)	221	274	160	434

Goodwill				171	54	225

				445	214	659

Cash consideration						664
Transaction costs						7

Cash paid						671
Net cash acquired						(12)

Net cash paid						659

132	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

24	Leasing Commitments

The future minimum lease payments (excluding advances pending formal commencement of leases) to which the Group is committed as at the year end were as follows:

		Finance
		leases

	2003	2002
	£m	£m

Within one year	4	4
Between one and two years	4	4
Between two and three years	3	4
Between three and four years	2	3
Between four and five years	1	2
After five years	1	2

	15	19
Less: Finance charges allocated to future periods	–	(1)

	15	18

The minimum annual lease payments in 2004, to which the Group was committed under non-cancellable operating leases as at the year end, were as follows:

	Property		Plant and equipment

	2003	2002	2003	2002
	£m	£m	£m	£m

On leases expiring:
Within one year	4	3	6	2
Between one and five years	11	10	15	13
After five years	18	13	4	1

	33	26	25	16

The Group leases certain land and buildings on short-term and long-term operating leases. The rents payable under these leases are subject to renegotiation at various intervals specified in the leases. The Group pays all insurances, maintenance and repairs on these properties.

Operating lease expenses charged in the profit and loss account were as follows:

		Plant and
	Property	equipment
	£m	£m

2003	34	29
2002	25	32
2001	24	27

The minimum annual lease payments in 2004, to which the Company was committed under non-cancellable operating leases as at the year end, were as follows:

		Property	Plant and equipment

	2003	2002	2003	2002
	£m	£m	£m	£m

On leases expiring:
Within one year	–	–	–	–
Between one and five years	1	1	1	–
After five years	5	4	–	–

	6	5	1	–

Operating lease expenses charged in the profit and loss account of the Company are as follows:

		Plant and
	Property	equipment
	£m	£m

2003	6	1
2002	5	1
2001	5	1

The Company has no finance lease commitments.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	133

Back to Contents

Financial Statements
Notes to the Financial Statements

25	Contingent Liabilities and Financial Commitments

(a) The Company has guaranteed borrowings and other liabilities of certain subsidiary undertakings, the amounts outstanding and recognised on the Group Balance Sheet at 28 December 2003 being £4,552 million (2002: £2,188 million). In addition, certain of the Company’s subsidiaries have guaranteed borrowings of certain other subsidiaries. The amount covered by such arrangements as at 28 December 2003 was £3,008 million (2002: £nil). Payment under these guarantees would be required in the event that the relevant subsidiary was unable to pay the guaranteed borrowings when due. Payment would also include accrued but unpaid interest which is estimated as a maximum of £220 million in respect of the Company’s guarantees and £150 million in respect of subsidiaries’ guarantees. These guarantees cover the majority of the Group’s borrowings of £4,644 million and have the same maturity.

(b) Subsidiary undertakings have guarantees and indemnities outstanding amounting to £60 million (2002: £50 million).

(c) The Company has a contingent obligation to subscribe for loan notes of up to £10 million during the period in respect of which Camelot Group plc has the licence to run the National Lottery (at present until 31 January 2009) and for six months after the termination of the licence. The obligation exists to ensure that Camelot Group plc has sufficient assets to satisfy its liabilities relating to its operation of the National Lottery.

(d) The Group has given a number of indemnities on certain disposals including as to ownership of assets and intellectual property, all outstanding tax liabilities, environmental liabilities and product liability claims. These may expire over a period of time up to the local statute of limitations although for ownership of assets and intellectual property these may be indefinite. Where appropriate the Group has made provisions for any liabilities which may crystallise.

(e) Concentration of Credit Risk: Credit risk represents the accounting loss that would be recognised at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group does not have a significant exposure to any individual customer, counterparty, or to any geographical region. The Group conducts business with banks representing many nationalities, in most cases through offices and branches located in London and maintains strict limits over its exposure to any individual counterparty.

(f) Group companies are defendants in a number of legal proceedings incidental to their operations. The Group does not expect that the outcome of such proceedings either individually or in the aggregate will have a material effect on the Group’s operations, cash flows or financial position.

26	Cash Flow from Operating Activities

	2003	2002	2001
	£m	£m	£m

Group operating profit	699	866	831
Depreciation	213	166	162
Goodwill/intangibles amortisation	129	64	46
Changes in restructuring and other provisions	101	3	(12)
Changes in retirement benefits	(3)	(8)	(14)
Changes in working capital
Increase in Stocks	(24)	(26)	(2)
Increase in Debtors	(43)	(4)	(17)
(Decrease)/Increase in Creditors	(18)	35	107

	1,054	1,096	1,101

134	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

27	Group Companies

Proportion of
		Country of	issued share
		incorporation	capital held
	Activities	and operation	if not 100%

Details of principal associated undertakings
Camelot Group plc*	(c)	Great Britain (ii)	20%
L’Européenne D’Embouteillage SAS	(b)	France	50%
Meito Adams Company Ltd	(a)	Japan	50%
Cadbury Nigeria PLC (listed)	(a)	Nigeria	46.4%
Dr Pepper/Seven Up Bottling Group, Inc	(b)	US	40.4%
Crystal Candy (Private) Ltd	(a)	Zimbabwe (i)	49%

Details of principal subsidiary undertakings
Operating companies (unless otherwise stated)
United Kingdom
Cadbury Trebor Bassett (an unincorporated partnership
operating in Great Britain between Cadbury Ltd,
Trebor Bassett Ltd and The Lion Confectionery Co Ltd)	(a)
Cadbury International Ltd	(a)	Great Britain
Reading Scientific Services Ltd*	(c)	Great Britain

Europe
Cadbury Belgium NV	(a)	Belgium
Schweppes Belgium SA	(b)	Belgium
Dandy A/S	(a)	Denmark
Cadbury Stimorol Danmark A/S	(a)	Denmark
Cadbury France	(a)	France
Centre d’Elaboration des Concentrés Orangina	(b)	France
Comptoir de la Confisserie	(a)	France
L’Européenne du Chocolat	(a)	France
Orangina Schweppes	(b)	France
Apollinaris & Schweppes GmbH & Co	(b)	Germany
Piasten Schokoladenfabrik Hofmann GmbH & Co KG	(a)	Germany
Cadbury Hellas AE	(a)	Greece
Cadbury Ireland Ltd	(a)	Ireland
Cadbury Schweppes International Beverages Ltd	(b)	Ireland
Cadbury Italia SpA	(a)	Italy
Cadbury Nederland BV	(a)	Netherlands
Schweppes International Ltd*	(b)	Netherlands† (i)
Cadbury Wedel Sp. zo.o.	(a)	Poland
Cadbury Adams – Produtos de Conféitaria Lda	(a)	Portugal
Schweppes Portugal, SA	(b)	Portugal
Dirol Cadbury LLC	(a)	Russia
Cadbury España SL	(a)	Spain
Cadbury Schweppes Bebidas de España SA	(b)	Spain
La Casera SA	(b)	Spain
Stimorol AB	(a)	Sweden
Cadbury Switzerland Faguet & Co	(a)	Switzerland

*	Investment held directly by Cadbury Schweppes plc
†	Incorporated in Great Britain
~	Incorporated in Netherlands

Advantage has been taken of Section 231(5) of the Companies Act 1985 to list above only those undertakings as are required to be mentioned in that provision, as an exhaustive list would involve a statement of excessive length.

The nature of the activities of the individual companies is designated as follows:

(a)	Confectionery

(b)	Beverages

(c)	Other (including holding companies).

The percentage voting right for each principal subsidiary is the same as the percentage of ordinary shares held.

Issued share capital represents only ordinary shares or their equivalent except for companies marked (i) where there are also preference shares or (ii) where there are both A and B classes of ordinary shares.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	135

Back to Contents

Financial Statements
Notes to the Financial Statements

27	Group Companies continued

Proportion of
		Country of	issued share
		incorporation	capital held
	Activities	and operation	if not 100%

Operating companies continued
Americas
Cadbury Stani SAIC	(a)	Argentina (ii)
Cadbury Adams Brasil Industria e Comercio de
Produtos Alimenticios Ltda	(a)	Brazil
Cadbury Adams Bolivia S.A.	(a)	Bolivia
Cadbury Adams Canada Inc	(a)	Canada
Cadbury Beverages Canada Inc	(b)	Canada
Cadbury Stani Adams Chile Productos Alimenticios Ltda	(a)	Chile
Cadbury Adams Colombia SA	(a)	Colombia
Cadbury Adams Dominicana S.A.	(a)	Dominican Republic
Cadbury Ecuador SA	(a)	Ecuador
Cadbury Adams El Salvador SA de CV	(a)	El Salvador
Cadbury Adams Mexico, S de RL de CV	(a)	Mexico
Cadbury Adams Distribuidora, SA de C.V.	(a)	Mexico
Cadbury Aguas Minerales, SA de CV	(b)	Mexico(i)(ii)
Cadbury Adams Panama, SA	(a)	Panama
Cadbury Adams Peru SA	(a)	Peru
Cadbury Adams USA LLC	(a)	US
Dr Pepper/Seven Up, Inc	(b)	US
Jaret International (CS) Inc	(a)	US
Mott's LLP	(b)	US
Snapple Beverage Corp	(b)	US
Snapple Distributors, Inc	(b)	US
Stewart's Beverages, LLC	(b)	US
Nantucket Allserve Inc	(b)	US
CAS Uruguay SA	(a)	Uruguay
Cadbury Adams, SA	(a)	Venezuela

Other overseas:
Cadbury Schweppes Pty Ltd	(a)(b)	Australia
Cadbury Food Co Ltd China	(a)	China
Trebor Wuxi Confectionery Company Ltd	(a)	China
Cadbury Egypt Group for Food Industries Company	(a)	Egypt
The International Company for Gum and Confectionery
S.A.E. 'Incogum'	(a)	Egypt
Cadbury Ghana Ltd	(a)	Ghana
Cadbury Four Seas Company Ltd	(a)	Hong Kong	70%
Cadbury India Ltd	(a)	India	95.9%
PT Cadbury Indonesia	(a)	Indonesia
Cadbury Japan Ltd	(a)	Japan
Cadbury Kenya Ltd	(a)	Kenya
Cadbury Adams Middle East SAL	(a)	Lebanon
Cadbury Confectionery Malaysia SB	(a)	Malaysia	65.5%
Clark Gum Company Morocco SA	(a)	Morocco
Cadbury Confectionery Ltd	(a)	New Zealand
Cadbury Pakistan Ltd	(a)	Pakistan	96%
Cadbury Singapore Pte Ltd	(a)	Singapore
Bromor Foods (Pty) Ltd	(a)	South Africa
Cadbury (Pty) Ltd	(a)	South Africa
Cadbury Adams (Thailand) Ltd	(a)	Thailand
Kent Gida Maddeleri Sanayiive Ticaret Anonim Sirketi	(a)	Turkey	65.4%

136	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Finance and holding companies:
Cadbury Schweppes Australia Ltd	(c)	Australia (ii)
CS Finance Pty Ltd	(c)	Australia
Cadbury Schweppes France SA	(c)	France
Berkeley Square Investments Ltd*	(c)	Great Britain
Cadbury Schweppes Finance p.l.c.*	(c)	Great Britain
Cadbury Schweppes Investments Ltd*	(c)	Great Britain
Cadbury Schweppes Overseas Ltd	(c)	Great Britain
Vantas International Ltd*	(c)	Great Britain
Cadbury Schweppes Treasury Services	(c)	Ireland
Cadbury Schweppes Investments (Jersey) Ltd	(c)	Jersey
Adams MeCCA Holdings BV	(c)	Mexico~
Cadbury Schweppes Investments BV	(c)	Netherlands (i)
Cadbury Schweppes Delaware, LP	(c)	US
Cadbury Schweppes Holdings, LLC	(c)	US (i)
Cadbury Schweppes Holdings (U.S.)	(c)	US
CBI Holdings, Inc	(c)	US

* Investment held directly by Cadbury Schweppes plc
† Incorporated in Great Britain
~ Incorporated in Netherlands

Advantage has been taken of Section 231(5) of the Companies Act 1985 to list above only those undertakings as are required to be mentioned in that provision, as an exhaustive list would involve a statement of excessive length.

The nature of the activities of the individual companies is designated as follows:
(a)	Confectionery
(b)	Beverages
(c)	Other (including holding companies).

The percentage voting right for each principal subsidiary is the same as the percentage of ordinary shares held.
Issued share capital represents only ordinary shares or their equivalent except for companies marked (i) where there are also preference shares or (ii) where there are both A and B classes of ordinary shares.

28	Foreign Currency Translation

The principal exchange rates used for translation purposes were as follows (£1=):

	2003	2002	2001	2003	2002
	Average	Average	Average	Closing	Closing

US dollar	1.64	1.50	1.44	1.78	1.60
Canadian dollar	2.30	2.36	2.24	2.32	2.51
Australian dollar	2.54	2.77	2.78	2.39	2.86
Euro	1.45	1.59	1.61	1.43	1.54
South African rand	12.4	15.8	12.5	11.9	14.0
Mexican peso	17.7	14.5	13.5	19.9	16.5

29	Post Balance Sheet Events

There have been no post balance sheet events requiring disclosure since 28 December 2003.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	137

Back to Contents

Financial Statements
Notes to the Financial Statements

30	Share Plans

Up to 206 million ordinary shares of 12.5p each, being part of the authorised share capital, may be issued under options granted to employees under various share option plans and at 28 December 2003 there were options outstanding over 127,948,972 shares of which 38,471,202 shares were exercisable.

The following option plans grant options at a discount to market value on the date of grant: United States and Canada Employee Stock Purchase Plan 1994.

The following option plans grant options at a discount to market value on the day preceding the date of invitation: Savings-Related Share Option Scheme 1982, Irish Savings-Related Share Option Scheme, Irish AVC Savings-Related Share Option Scheme and The International Savings-Related Share Option Scheme 1998.

The following option plan grants options at a discount to market value on the date of invitation: Asia Pacific Employee Share Acquisition Plan 2002.

All discounts are within the limits permitted by the fiscal authorities.

The Share Option Plan 1994 grants options at an exercise price equivalent to the market price five dealing days prior to the date of grant.

The Group has taken advantage of the exemption available under UITF 17 and has not incurred a charge on options granted at a discount to market value for its Inland Revenue approved Save-as-you-Earn (SAYE) schemes and similar overseas schemes.

2003: Details of the various plans are as follows:

							Weighted	Weighted
							average	average
							exercise price	contractual		Weighted
						Exercise prices	of options	life in		average
						for options	outstanding	months of		exercise price
	Balance				Balance	outstanding at the	at the end	options		of options
	outstanding				outstanding	end of the year in	of the year	outstanding		currently
	at the beginning				at the end	the range (in £ unless	(in £ unless	at the end	Exercisable	exercisable
	of the year	Granted (k)	Exercised (k)	Cancelled (k)	of the year	otherwise stated)	otherwise stated)	of the year	at year end	at year end

a	3,656,204	–	2,557,906	23,936	1,074,362	2.02 – 2.35	2.19	7	–	–
	12,814,409	3,673,133	640,011	1,155,944	14,691,587	3.14 – 3.76	3.38	38	1,673,632	3.41
b	231,130	–	231,130	–	–	–	–	–	–	–
c	339,150	–	287,096	52,054	–	–	–	–	–	–
d	6,698,836	–	1,264,908	–	5,433,928	1.92 – 2.75	2.45	25	5,433,928	2.45
	26,892,467	29,450,200	340,930	2,008,420	53,993,317	2.97 – 4.09	3.74	93	25,350,954	3.94
	49,216,447	–	–	3,991,351	45,225,096	4.44 – 4.83	4.74	93	5,411,280	4.44
e	149,787	508,219	108,682	3,721	545,603	2.04–2.74	2.70	44	15,260	2.04
	1,097,303	–	50,794	155,213	891,296	3.29 – 3.78	3.59	15	97,299	3.40
f	219,526	191,161	30,644	11,892	368,151	2.74–3.41	3.83	47	75,274	3.41
	117,695	–	–	35,735	81,960	3.63 – 3.88	3.69	25	–	–
g	153,851	–	28,968	124,883	–	–	–	–	–	–
	19,347	–	1,143	18,204	–	–	–	–	–	–
	66,350	–	–	66,350	–	–	–	–	–	–
h	2,696,602	2,252,196	328,584	1,295,742	3,324,472	USD 4.67 – 5.96	USD 5.12	12	–	–
i	1,644,194	500,788	112,063	172,859	1,860,060	3.02 – 3.86	3.32	30	413,575	3.27
	389,424	–	–	127,104	262,320	USD 5.27	USD 5.27	24	–	–
j	192,135	202,906	42,672	156,149	196,220	2.82	2.82	6	–	–

138	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

2002:Details of the various plans are as follows:

							Weighted	Weighted		Weighted
							average	average		average
							exercise price	contractual		exercise price
							of options	life in		of options
						Exercise prices	outstanding	months of		currently
	Balance				Balance	for options in issue	at the	options		exercisable
	outstanding				outstanding	during the year in	year end	outstanding		at year end
	at the beginning				at the	the range (in £ unless	(in £ unless	at the	Exercisable	(in £ unless
	of the year	Granted	Exercised	Cancelled	year end	otherwise stated)	otherwise stated)	year end	at year end	otherwise stated)

(a)	6,613,204	–	2,867,532	89,468	3,656,204	1.76 – 2.50	2.25	6	–	–
	10,916,292	2,821,865	363,942	559,806	12,814,409	3.14 – 3.76	3.46	36	–	–
(b)	697,102	–	465,972	–	231,130	2.14–2.21	2.21	10	231,130	2.21
(c)	704,350	–	337,720	27,480	339,150	2.14–2.21	2.21	10	339,150	2.21
(d)	9,240,070	–	2,541,234	–	6,698,836	1.92 – 2.75	2.44	37	6,698,836	2.44
	29,281,276	–	1,733,796	655,013	26,892,467	2.97 – 4.09	3.94	83	12,119,960	3.75
	29,154,273	21,457,000	625,561	769,265	49,216,447	4.44 – 4.83	4.74	105	5,695,280	4.44
(e)	384,813	–	122,588	112,438	149,787	1.70 – 2.35	2.29	19	112,403	2.31
	1,136,677	205,823	89,468	155,729	1,097,303	3.29 – 3.78	3.57	26	–	–
(f)	125,322	–	53,479	38,138	33,705	2.04–2.35	2.35	–	33,705	2.35
	303,172	43,042	5,837	36,861	303,516	3.29 – 3.88	3.51	32	–	–
(g)	344,883	–	141,869	49,163	153,851	AUD 9.89	AUD 9.89	8	–	–
	41,219	–	16,638	5,234	19,347	NZD 12.14	NZD 12.14	8	–	–
	66,350	–	–	–	66,350	4.25	4.25	7	–	–
(h)	2,228,417	1,493,772	872,176	153,411	2,696,602	USD 5.56 – 5.96	USD5.78	11	52,064	USD5.69
(i)	1,741,517	333,927	323,090	108,160	1,644,194	3.05 – 3.86	3.40	27	106,767	3.19
	–	389,424	–	–	389,424	USD 5.27	USD 5.27	36	–	–
(j)	–	198,410	–	6,275	192,135	3.69	3.69	6	–	–

2001: Details of the various plans are as follows:

							Weighted	Weighted		Weighted
							average	average		average
							exercise price	contractual		exercise price
							of options	life in		of options
						Exercise prices	outstanding	months of		currently
	Balance				Balance	for options in issue	at the	options		exercisable
	outstanding				outstanding	during the year in	year end	outstanding		at year end
	at the beginning				at the	the range (in £ unless	(in £ unless	at the	Exercisable	(in £ unless
	of the year	Granted	Exercised	Cancelled	year end	otherwise stated)	otherwise stated)	year end	at year end	otherwise stated)

(a)	10,087,228	–	3,305,339	168,685	6,613,204	1.76 – 2.50	2.13	11	2,872	2.19
	9,189,987	2,618,171	165,549	726,317	10,916,292	3.14 – 3.74	3.38	42	228,378	3.63
(b)	1,262,068	–	564,966	–	697,102	1.74 – 2.21	2.20	18	697,102	2.20
(c)	1,081,598	–	383,492	(6,244)	704,350	1.74 – 2.21	2.19	18	704,350	2.19
(d)	10,996,543	–	1,732,719	23,754	9,240,070	1.92 – 2.75	2.45	49	9,240,070	2.44
	31,054,463	–	1,033,265	739,922	29,281,276	2.97 – 4.09	3.90	94	4,828,514	2.97
	6,968,775	22,745,000	161,215	398,287	29,154,273	4.44 – 4.77	4.67	108	6,451,466	4.44
(e)	721,038	–	246,682	89,543	384,813	1.70 – 2.50	2.14	16	188,835	1.98
	976,841	177,463	5,523	12,104	1,136,677	3.29 – 3.66	3.53	30	17,245	3.63
(f)	208,099	–	38,080	44,697	125,322	1.95 – 2.50	2.15	11	79,157	2.04
	260,053	44,230	513	598	303,172	3.29 – 3.89	3.47	39	3,376	3.63
(g)	546,070	–	137,046	64,141	344,883	AUD 9.76 – 10.36	AUD 10.10	16	–	–
	69,937	–	21,785	6,933	41,219	NZD 11.50 – 12.28	NZD 12.19	17	–	–
	66,350	–	–	–	66,350	4.25	4.25	20	–	–
(h)	1,920,200	1,337,831	700,574	329,040	2,228,417	USD 5.56 – 5.97	USD 5.61	11	–	–
(i)	1,286,785	551,737	24,436	72,569	1,741,517	3.05 – 3.86	3.37	33	301,980	3.24

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	139

Back to Contents

Financial Statements
Notes to the Financial Statements

30	Share Plans continued

(a)   A Savings-Related Share Option Scheme for employees was approved by shareholders in May 1982. These options are normally exercisable within a period not later than six months after the repayment date of the relevant SAYE contracts which are for a term of three, five or seven years.

(b)   A Share Option Scheme for Directors and senior executives was approved by shareholders in May 1984. These options are normally exercisable within a period of up to seven years commencing three years from the date of grant.

(c)   A Share Option Scheme for senior management overseas was approved by shareholders in May 1986. Options under this scheme are normally exercisable within a period up to seven years commencing three years from the date of grant. 6,244 options were reinstated during 2001.

(d)   A Share Option Plan for Directors, senior executives and senior managers was approved by shareholders in May 1994. Options under this plan are normally exercisable within a period of seven years commencing three years from the date of grant, subject to the satisfaction of certain performance criteria.

(e)   A SAYE option plan for eligible employees of Cadbury Ireland Ltd was approved by shareholders in May 1987. These options are exercisable within a period not later than six months after the repayment of the relevant SAYE contracts, which are for a term of three, five or seven years.

(f)   A SAYE option plan linked to additional voluntary contributions for pension purposes for eligible employees of Cadbury Ireland Ltd was introduced by the trustees of Cadbury Ireland Pension Plan in 1987. These options are exercisable within a period not later than six months after the repayment of the relevant SAYE contracts, which are for a term of three, five or seven years.

(g)   An Option Contribution Plan for employees in Australia and New Zealand was approved by shareholders in May 1993. The options are exercisable in three periods, each of four weeks commencing after the announcement of the Group’s interim results.

(h)   A Stock Purchase Plan for employees in the US and Canada was approved by shareholders in May 1994. The options are normally exercisable within a period of two weeks commencing on the first business day after the end of the fiftieth bi-weekly deduction period. If the interest earned, as at the following dates, was taken into consideration, the number of shares exercisable at those dates would have been:
28 December 2003 – 3,457,451;
29 December 2002 – 2,804,466; and
30 December 2001 – 2,317,557.

(i)   The International Savings-Related Share Option Scheme was established by the Directors, under the authority given by shareholders in May 1994. Employees in France, Germany, Mexico, the Netherlands, Portugal and Spain were granted options during the period 2001 to 2003. Options are exercisable within a period not later than six months after the repayment of the relevant SAYE contracts, which are for a term of three or five years.

(j)   The Asia Pacific Employee Share Acquisition Plan was established by the Directors under the authority given by shareholders in May 1994. Options are exercisable no later than 12 months after the date of invitation.

140	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

(k) For 2003, the weighted average exercise prices of options granted, exercised and cancelled during the year were:

		Options		Options		Options
		Granted		Exercised		Cancelled

Savings-Related Share Option Scheme 1982:		£3.15		£2.45		£3.60
Share Option Scheme 1984 for Main Board Directors and Senior Executives:		–		£2.21		–
Share Option Scheme 1986 for Senior Management Overseas:		–		£2.21		£2.21
Share Option Plan 1994:		£3.56		£2.52		£4.46
Irish Savings – Savings-Related Share Option Scheme:		£2.74		£2.63		£3.58
Irish AVC Savings – Savings-Related Share Option Scheme:		£2.74		£2.39		£3.56
Australia and New Zealand 1993 Employee Options Contribution Plan:		–	AUS$	9.89	AUS$	9.89
Australia and New Zealand 1993 Employee Options Contribution Plan:		–	NZ$	12.14	NZ$	12.14
Australia and New Zealand 1993 Employee Options Contribution Plan:		–		–		£4.25
United States and Canada Employee Stock Purchase Plan 1994:	US$	4.67	US$	5.56	US$	5.60
International Savings-Related Share Option Scheme 1998:		£3.02		£3.20		£3.42
International Savings-Related Share Option Scheme 1998:		–		–	US$	5.27
Asia Pacific Employee Share Acquisition Plan 2002:		£2.82		£3.69		£3.65

The weighted average fair value and related assumptions at the grant date of options granted were as follows:

	2003		2002		2001

Options whose exercise price equals the market price on the grant date
Weighted average fair value	50.4	p	73.1	p	106.3	p
Weighted average assumptions
Risk free interest rate	3.9%		4.5%		5.6%
Expected life	36 months		36 months		53 months
Expected volatility	21.5%		21.8%		23.6%
Dividend yield	3.2%		2.4%		2.3%
Options whose exercise price is less than the market price on the grant date
Weighted average fair value	88.4	p	120.7	p	151.0	p
Weighted average assumptions
Risk free interest rate	4.1%		4.6%		5.4%
Expected life	53 months		52 months		48 months
Expected volatility	20.4%		21.5%		23.5%
Dividend yield	3.2%		2.5%		2.2%

See Note 31 for the pro forma effect of applying the fair value of options granted to US GAAP profit.

Awards under the BSRP and the LTIP will normally be satisfied by the transfer of shares to participants by the trustees of the Cadbury Schweppes Employee Trust (the “Employee Trust”). The Employee Trust is a general discretionary trust whose beneficiaries include employees and former employees of the Company, and their dependants. The principal purpose of the Employee Trust is to encourage and facilitate the holding of shares in the Company by or for the benefit of employees of the Group. The Employee Trust may be used in conjunction with any of the Company’s employee share plans.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	141

Back to Contents

Financial Statements
Notes to the Financial Statements

30	Share Plans continued

In January 1997, the Company established an additional employee trust, the Cadbury Schweppes plc Qualifying Employee Share Ownership Trust (the “QUEST”), for the purpose of distributing ordinary shares in the Company on the exercise of options under the UK Savings-Related Share Option Scheme. The trustee of the QUEST is Cadbury Schweppes Group Trustees Ltd, a subsidiary of the Company. All employees of Group companies in the UK, including Executive Directors of the Company, are potential beneficiaries under the QUEST. The options held by each Director holding office at the year end are detailed in the Report on Directors’ Remuneration on page 74. There were no options held by them under the Irish Share Plan (see below).

The Cadbury Schweppes Irish Employee Share Scheme (the “Irish Share Plan”)
In the last three years, 2,228 appropriations under the Irish Share Plan (a profit sharing plan) totalling 49,417 ordinary shares, have been made to Irish registered employees who worked 25 hours or more per week, with two or more continuous years’ service. The prices at which the shares will vest, between 20 December 2004 and 16 December 2006, range from £3.19 to £4.69.

142	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

31	Summary of Differences between UK and US Generally Accepted Accounting Principles

Accounting Differences

The financial statements are prepared in accordance with generally accepted accounting principles applicable in the UK (“UK GAAP”), which differ in certain significant respects from those applicable in the US (“US GAAP”). The following is a summary of the adjustments to consolidated profit for the financial year and consolidated shareholders’ funds that would have been required in applying the significant differences between UK and US GAAP.

Notes	Effects on profit of differences between UK and US generally accepted accounting principles

		2003	2002	2001
		£m	£m	£m

	Profit for the Financial Year from continuing operations, net of tax (per UK GAAP)	366	548	542
	US GAAP adjustments:
31(a), (b)	Goodwill/intangible amortisation	93	53	(109)
31(c)	Business combinations	(21)	–	–
31(n)	Restructuring	34	(1)	(1)
31(d)	Interest capitalised	6	6	7
31(d)	Depreciation of capitalised interest	(2)	(2)	(2)
31(i)	Retirement benefits	(33)	10	9
31(k)	Disposal gain adjustments	–	7	–
31(e)	Derivatives – Impact of transition adjustment	–	1	41
31(e)	Derivatives	(93)	(9)	(12)
31(j), (k)	Employee share arrangements	(12)	4	(4)
	Other items	–	–	3
	Taxation on above adjustments	47	(4)	(11)
31(f)	Deferred taxation	(12)	(48)	15

	Profit for the Financial Year before cumulative effect of a
	change in accounting principle	373	565	478

31(e)	Cumulative effect of implementation of SFAS 133, net of tax	–	–	15

	Profit for the Financial Year (per US GAAP)	373	565	493

The minority share of UK to US GAAP adjustments is not material.

Earnings per ADR under US GAAP

	2003	2002	2001
	£ per ADR	£ per ADR	£ per ADR

Total earnings per ADR (before cumulative effect of accounting change)
Basic	0.74	1.13	0.95
Diluted	0.74	1.12	0.94

Total earnings per ADR (after cumulative effect of accounting change)
Basic	0.74	1.13	0.98
Diluted	0.74	1.12	0.97

See Note 9 for a reconciliation of shares used in the Basic and Diluted EPS calculations.

	2003	2002	2001
	million	million	million

Average number of ADR – Basic	503	501	501
Average number of ADR – Diluted	505	504	507

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	143

Back to Contents

Financial Statements
Notes to the Financial Statements

31	Summary of Differences between UK and US Generally Accepted Accounting Principles continued

Accounting Differences continued
The Company applies US Accounting Principles Board (“APB”) Opinion 25 and related interpretations when accounting for its share option plans (see Note 30 for a summary of the plans). Had compensation cost for the Group’s share option plans been determined based on the fair value at the grant date for awards under those plans consistent with the method of SFAS 123, Accounting for Stock-Based Compensation, the Group’s profit and earnings per share under US GAAP would have been reduced to the pro forma amounts indicated:

	2003	2002	2001
	£m except per ADR data

Profit for the Financial Year from continuing operations
as adjusted for US GAAP:
Net income, as reported	373	565	493
Add: Stock-based employee compensation expense
included in reported profit, net of related tax effects	11	1	10
Deduct: Total stock-based employee compensation expense
determined under fair value based method for all awards,	(26)	(24)	(21)
net of related tax effects

Pro forma profit	358	542	482

Earnings per ADR:
Basic – as reported	0.74	1.13	0.98
Basic – pro forma	0.71	1.08	0.96

Diluted – as reported	0.74	1.12	0.97
Diluted – pro forma	0.71	1.08	0.95

Further details regarding the fair valuation of option grants can be found in Note 30.

Notes
	Cumulative effect on Shareholders’ Funds of differences between UK and US generally accepted accounting principles

			2003	2002	2001
			£m	£m	£m

	Shareholders’ Funds per UK GAAP		2,950	3,020	2,880
	US GAAP adjustments:
31(a), (b)	Goodwill and intangibles	– cost	1,532	1,510	1,618
		– accumulated amortisation	(526)	(648)	(749)
31(i)	Retirement benefits		(46)	(19)	(15)
31(i)	Recognition of additional	minimum pension liability	(94)	(113)	–
31(n)	Restructuring		36	2	–
31(d)	Interest capitalisation	– cost	111	105	99
31(d)		– accumulated depreciation	(87)	(84)	(81)
31(e)	Property revaluations		(59)	(59)	(59)
31(h)	Dividends		168	161	153
31(e)	Derivatives		(73)	19	98
	Other items		–	–	(1)
	Taxation on above adjustments		58	32	25
31(f)	Deferred taxation		(131)	(57)	(42)
31(o), (k)	Employee share arrangements		(203)	(226)	(240)

	Shareholders’ Funds before cumulative effect of
	a change in accounting principle		3,636	3,643	3,686

31(e)	Cumulative effect on prior years (to 30 December 2001) of
	implementation of SFAS 133		–	–	(56)

	Shareholders’ Funds per US GAAP		3,636	3,643	3,630

	The minority share of UK to US GAAP adjustments is not material.

144	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Unaudited Proforma Disclosure
In accordance with SFAS 142 the Group provides the required transitional disclosures to highlight the impact of SFAS 142 would have had on 2001 had the standard been implemented for this year.

2001
£m

Profit for the financial year	493
Goodwill/intangible amortisation	155

Adjusted profit for the financial year	648

Adjusted Total Earnings per ADR	1.29

US GAAP statements of income
Statements of income presented in accordance with US GAAP using UK GAAP measurement principles for the three years ended 28 December 2003 are set out below:

	2003	2002	2001
	£m	£m	£m

Turnover	6,441	5,298	4,960
Cost of sales	(3,309)	(2,761)	(2,604)

Gross profit	3,132	2,537	2,356
Selling, general and administrative expenses	(2,080)	(1,554)	(1,421)
Goodwill/intangibles amortisation	(129)	(64)	(46)
Operating exceptional items	(224)	(53)	(58)
(Losses)/profit on disposal of fixed assets	(7)	9	–
Gains on disposals of businesses	2	3	31
Other operating income	–	–	–

Operating income	694	878	862
Interest expense	(221)	(137)	(164)
Interest income	55	51	81

Income before income taxes	528	792	779
Income taxes	(164)	(245)	(232)
Minority interest charges	(25)	(27)	(30)
Earnings from unconsolidated affiliates (net of income taxes)	27	28	25

Net income	366	548	542

The following table is a reconciliation of the movement in shareholders’ funds as reported under US GAAP for the financial year.

£m

At 30 December 2001	3,630
Net income under US GAAP	565
Dividends reported under US GAAP	(222)
Currency translation adjustment	(291)
New share capital issued	32
Employee share arrangements	4
Minimum pension liability (net of tax)	(75)

At 29 December 2002	3,643
Net income under US GAAP	373
Dividends reported under US GAAP	(234)
Currency translation adjustment	(209)
New share capital issued	22
Employee share arrangements	31
Minimum pension liability (net of tax)	10

At 28 December 2003	3,636

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	145

Back to Contents

Financial Statements
Notes to the Financial Statements

31	Summary of Differences between UK and US Generally Accepted Accounting Principles continued

(a)	Goodwill
Prior to 1998, under UK GAAP, the Group wrote off acquisition goodwill against reserves in the balance sheet in the year of acquisition. From 1998, under UK GAAP, acquired goodwill is capitalised and its subsequent measurement (via annual impairment review or annual amortisation charge) is determined based on the individual circumstances of each business acquired. A portion of the goodwill capitalised from 1998 related to associates, is not being amortised under UK GAAP (see Note 1).

For the purposes of US GAAP, all goodwill written off against reserves under UK GAAP has been reinstated as an asset on the balance sheet. Under US GAAP, for periods ending on or before 30 December 2001 goodwill was amortised on a straight-line basis over the useful economic life, not to exceed 40 years. Goodwill was evaluated for impairment when events or changes in circumstances indicated that, in management’s judgement, the carrying value of such assets may not be recoverable.

Impairments of goodwill were recognised if expected undiscounted cash flows were not sufficient to recover the carrying value of the asset. If a material impairment was identified, the asset was written down to its estimated fair value. Fair value was determined based on the present value of expected net cash flows to be generated, discounted using a rate commensurate with the risks involved.

Under US GAAP, effective 31 December 2001, the Group adopted SFAS 142, “Goodwill and Other Intangible Assets”. The statement directs that goodwill not be amortised but rather be tested at least annually for impairment. The Group carries out an annual impairment review of goodwill.

The following table provides a reconciliation of the Group’s US GAAP goodwill during 2003:

	Americas	Americas	EMEA	Europe	Asia
	Beverages	Confectionery		Beverages	Pacific	Total
	£m	£m	£m	£m	£m	£m

Book value at beginning of year	1,171	135	529	358	263	2,456
Exchange rate adjustments	(116)	(92)	7	19	5	(177)
Goodwill acquired	–	991	194	3	85	1,273
Adjustments pursuant to
completion of purchase
price allocation	6	–	(86)	–	–	(80)
Impairment	(7)	–	–	(2)	(3)	(12)

Book value at end of year	1,054	1,034	644	378	350	3,460

In 2003 an impairment of goodwill of £12 million (2002: £14 million) was recorded under US GAAP. No impairments were recorded in 2001.

146	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

(b)	Intangible assets
Under UK GAAP, the cost of brands acquired may be capitalised and, if the life of the asset is deemed to be indefinite, no amortisation or writedown is required unless there is an impairment in value below cost. On an annual basis, the Group reviews non-amortised identifiable intangible assets for possible impairment using an estimate of the related discounted cash flows in measuring whether the asset is recoverable.

Under US GAAP, for periods ending on or before 30 December 2001 identifiable intangible assets were amortised on a straight-line basis over the useful economic life, not to exceed 40 years. Identifiable intangible assets were evaluated for impairment when events or changes in circumstances indicated that, in management’s judgement, the carrying value of such assets may not be recoverable.

Impairments of identifiable intangible assets were recognised if expected undiscounted cash flows were not sufficient to recover the carrying value of the asset. If a material impairment was identified, the asset was written down to its estimated fair value. Fair value was determined based on the present value of expected net cash flows to be generated, discounted using a rate commensurate with the risks involved.

Under US GAAP, effective 31 December 2001, the Group adopted SFAS 142, “Goodwill and Other Intangible Assets”. The statement directs that intangible assets that have indefinite useful lives not be amortised but rather be tested at least annually for impairment. Intangible assets that have finite lives will continue to be amortised over their useful lives, but without the constraint of an arbitrary ceiling.

The reconciliation of the movement in the carrying value of the Group’s US GAAP intangible assets is set out below:

	Indefinite	Definite	Other definite
	life brands	life brands	life intangibles	Total
	£m	£m	£m	£m

Cost at beginning of year	2,656	–	–	2,656
Accumulated amortisation at beginning of year	(331)	–	–	(331)

Book value at beginning of year	2,325	–	–	2,325
Reallocation to definite life brands	(6)	6	–	–
Reallocation from goodwill	80	–	–	80
Acquisitions	983	21	294	1,298
Amortisation	–	(2)	(20)	(22)
Exchange rate adjustments	(268)	(2)	(30)	(300)

Book value at end of year	3,114	23	244	3,381

The book value at the end of the year is analysed below:

	Indefinite	Definite	Other definite
	life brands	life brands	life intangibles	Total
	£m	£m	£m	£m

Cost at end of year	3,420	25	264	3,709
Accumulated amortisation at end of year	(306)	(2)	(20)	(328)

Book value at end of year	3,114	23	244	3,381

The weighted average amortisation period to the definite life intangibles is 20 years (2002: n/a). The total amortisation charge expected under US GAAP in 2004 is £29 million. As a consequence of the pattern of the amortisation applied this annual charge will fall in each of the following four years, to be approximately £24 million in 2008. The principal component of Other definite life intangibles relates to customer relationships. As discussed in Note 23 the provisional allocation of goodwill and intangibles arising on the 2002 acquisitions have been finalised in the current year, resulting in an increased brand valuation.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	147

Back to Contents

Financial Statements
Notes to the Financial Statements

31	Summary of Differences between UK and US Generally Accepted Accounting Principles continued

(c)	Business combinations
During 2003, the Group acquired Adams for a consideration of £2.7 billion (see Note 23). Under UK GAAP the Group recognised intangible assets of £1,004 million and goodwill of £1,431 million on acquisition.

Determination of fair value
Under UK GAAP, where it is not possible to complete the determination of fair values by the date on which the first post-acquisition financial statements are approved, a provisional assessment of fair values is made and any adjustments required to those provisional fair values, and the corresponding adjustments to goodwill, are incorporated in the financial statements for the first full annual accounting period following the acquisition. As explained in Note 23 the fair value adjustments for UK GAAP are stated on a provisional basis.

Under US GAAP, adjustments are likewise permitted subsequent to consummation of the acquisition, but the “allocation period” should usually not exceed one year from the consummation of a business combination.

Fair value of stock acquired
Under UK GAAP, stock acquired through a business combination is valued at the lower of replacement cost and net realisable value.

Under US GAAP, stock acquired through a business combination reflects the selling price less costs to complete, costs of disposal and a reasonable element of profit for the selling effort by the acquiring company. Consequently the fair value of stock acquired with Adams under US GAAP was in excess of that held for UK GAAP by £53 million.

Restructuring and integration costs
On the acquisition of a business, certain costs of reorganising the acquired business are required to be taken to the profit and loss account under UK GAAP, but are treated as liabilities assumed at the acquisition date and recognised as a fair value adjustment to goodwill under US GAAP. The total costs recognised in the profit and loss account post acquisition that have been treated as liabilities assumed at the acquisition date amounts to £32 million.

As at the date of acquisition the Group began to formulate a number of plans to exit certain production facilities. The main costs represent:
•	£18 million associated with redundancies and asset write-offs resulting from the closure of the Manchester factory and the integration of the Adams UK sales force. The closure of the Manchester factory was announced in October 2003, and production will cease in 2004.
•	£5 million of redundancy costs from the integration of the Adams and Cadbury businesses in Spain, which will be completed in the first quarter of 2004.
•	£2 million redundancy and asset write-offs resulting from the initial stage of the reconfiguration of the Brazilian supply chain operations. This initial stage will be completed in 2004.

These liabilities have either been fully utilised at the year end date, or will be utilised in the next year.

Other intangible assets
Under UK GAAP, intangible assets are recognised in a business combination only if it can be disposed of separately without disposing of a business of the entity. The separability criteria is a key component of the definition of intangibles under UK GAAP. As such, under UK GAAP intangibles such as contractual and non-contractual customer relationships are not permitted to be recognised separately from goodwill, primarily because of the lack of separability.

148	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Under US GAAP, an intangible asset in a business combination should be recognised (i) if it arises from contractual rights or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other legal rights or obligations) or (ii) it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or otherwise exchanged.

Customer relationships, valued at £257 million, acquired with Adams meet the definition of an intangible asset under US GAAP but not UK GAAP. Consequently, these customer relationships have been transferred from goodwill to intangibles for the purposes of US GAAP reporting.

Details of the acquisition of Adams during 2003 are set out in Note 23. Under SFAS 141, supplemental pro forma disclosures for the Group are required, as though this acquisition had occurred at the beginning of 2002. These disclosures have been prepared under US GAAP and are set out below:

	2003	2002
	£m	£m

Turnover	6,689	6,602
Net income	318	658
Net income per ADS	0.63	1.31

The Group does not believe that this pro forma disclosure should be regarded as indicative of the ongoing results of the Group or of Adams. Unaudited estimated profit after tax for Adams in 2002, on a US GAAP basis, was £95 million. For the period from 1 January 2003 to 30 March 2003, Adams recorded a profit after tax, on a US GAAP basis, of £11 million. The tax rate used is based on local tax rates for the respective year.

Details of the acquisition of Orangina Pampryl during 2001 are set out in Note 23. Under SFAS 141, supplemental pro forma disclosures for the Group are required, as though this acquisition had occurred at the beginning of 2000. These disclosures have been prepared under US GAAP and are set out below:

2001
£m

Turnover	5,764
Net income	505
Net income per ADS	1.01

The Group does not believe that this pro forma disclosure should be regarded as indicative of the on going results of the Group or of Orangina Pampryl. Profit after tax for Orangina Pampryl in 2000, on a US GAAP basis, was £19 million. For the period from 1 January 2001 to 31 October 2001, Orangina Pampryl recorded a profit after tax, on a US GAAP basis, of £12 million. There is no interest charge included in these numbers as Orangina Pampryl was part of the Pernod Ricard Group and no stand-alone accounts are available. The tax rate used is based on local tax rates for the respective year.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	149

Back to Contents

Financial Statements
Notes to the Financial Statements

31	Summary of Differences between UK and US Generally Accepted Accounting Principles continued

(d)	Interest capitalisation
Under UK GAAP, the capitalisation of interest is optional and the Group does not capitalise such interest. Under US GAAP interest is required to be capitalised on capital construction projects and amortised over the life of the asset. The amount of interest capitalised for US GAAP purposes was £6 million (2002: £6 million, 2001: £7 million).

(e)	Derivative instruments

Under UK GAAP, to qualify as a hedge, a financial instrument must be related to actual assets or liabilities or to a firm commitment or anticipated transaction. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognised in the profit and loss account as part of those carrying amounts. Gains and losses on qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognised in the profit and loss account or as adjustments of carrying amounts when the hedged transaction occurs.

Under UK GAAP, gains and losses on financial instruments that do not qualify as hedges are recognised as other income or expense. If a financial instrument ceases to be a hedge, for example because the underlying hedged position is eliminated, the instrument is marked to market and any gains or losses are recognised as other income or expense.

Prior to 1 January 2001 under US GAAP, hedging of foreign currency transactions was allowable for transactions which were firm commitments. Some of the Group’s foreign currency contracts which hedge forecast or budgeted transactions did not meet the definition of a firm commitment; gains or losses on these contracts were not deferred and were recognised in net income.

Under US GAAP, SFAS 133, Accounting for Derivative Instruments and Hedging Activities has been applied as of 1 January 2001. This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and used for hedging activities. All derivatives, whether designated for hedging relationships or not, are required to be recorded on the balance sheet at fair value.

The Group has not designated its derivative instruments as hedges pursuant to SFAS 133. All contracts are marked to market at the balance sheet date and gains or losses arising are recognised in net income.

The adoption of SFAS 133 in 2001 resulted in a net cumulative transition adjustment of £41 million (net of £18 million tax), of which £15 million has been dealt with as a cumulative adjustment to net income during 2001. Of the cumulative adjustment to shareholders’ funds, £nil (2002: £1 million) has been released to the profit and loss account during the current year.

(f)	Deferred taxation
Under UK GAAP, deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future, have occurred at the balance sheet date.
Under US GAAP, deferred tax liabilities related to temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax basis) are fully provided and future taxation benefits are recognised as deferred tax assets to the extent that their realisation is more likely than not.

150	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Under UK GAAP, FRS 19 requires deferred tax to be provided in full on all timing differences that have originated but not reversed at the balance sheet date to the extent that they result in an obligation to pay more tax in the future or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. In certain circumstances where it is expected to take some time for tax losses to be relieved, it may not be appropriate to recognise the deferred tax assets at all. FRS 19 does not define or provide guidance relating to the phrases “some time” or “more likely than not”. Under US GAAP, deferred tax assets and liabilities are recognised for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating and capital loss and tax credit carryforwards. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not (a likelihood of more than 50%) that the deferred tax assets will not be realised. This may result in deferred tax assets being recognised for US GAAP which do not comply with the UK GAAP criteria.

Under UK GAAP deferred tax is based on tax rates and laws that have been enacted, or substantively enacted. For US GAAP only tax rates and laws that have been enacted are taken into account. This difference has not resulted in material differences in 2003, 2002 and 2001.

Under UK GAAP, passing certain criteria, the Group may net deferred tax liabilities and assets and present a net balance in the balance sheet, within Provisions for liabilities and charges. Additionally, under UK GAAP the tax rate reconciliation is performed to the current tax charge for the year.

Under US GAAP deferred taxes are classified between current and non-current portion, depending on the items they relate to, disclosed separately and presented on a net basis, by tax jurisdiction. Additionally, under US GAAP the tax rate reconciliation is performed to the total tax charge for the year.

The table below relates the UK Corporation Tax rate applicable in each year to the effective rate obtained by computing the total tax charge as a percentage of profit on ordinary activities before tax, under UK GAAP.

	2003	2002	2001
	%	%	%

UK Corporation Tax rate	30.0	30.0	30.0
Surplus/(deficit) of book depreciation over tax depreciation	(1.7)	0.3	(0.4)
Relief for stocks and investment incentives	(1.0)	(0.6)	(0.4)
Capital items not subject to tax	(2.2)	(1.8)	(0.3)
Non-deductible expenses	5.7	0.6	–
Amortisation of goodwill	4.6	0.7	(0.7)
Losses of current year not relieved	3.1	0.9	–
Losses of current and previous years now relieved	(1.0)	–	(0.3)
Differences in overseas tax rates	0.9	4.5	3.4
Over provisions in prior years	(8.9)	(4.1)	(0.6)
Other	1.2	0.2	(1.1)

Total tax charge as a percentage of profit before tax (UK GAAP)	30.7	30.7	29.6

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	151

Back to Contents

Financial Statements
Notes to the Financial Statements

31	Summary of Differences between UK and US Generally Accepted Accounting Principles continued

(f)	Deferred taxation continued
The analysis of the deferred taxes under US GAAP is as follows:

	2003	2002
	£m	£m

Current
Short term temporary differences – assets	(176)	(59)
Short term temporary differences – liabilities	167	196

	(9)	137

Non Current
Operating losses carried forward	(119)	(73)
Fixed asset temporary differences	68	67
Intangible temporary differences	242	143

	191	137

Total temporary differences	182	274
Valuation allowances	115	69

Net deferred tax liability	297	343

The movement in the valuation allowance during the year is a result of the creation and acquisition of irrecoverable tax losses. The principal component of the short-term deferred tax liabilities are timing differences arising from unremitted overseas earnings.

(g)	Revaluation of properties
Under UK GAAP, properties were, up to 1999, restated on the basis of appraised values in financial statements prepared in all other respects in accordance with the historical cost convention. Such restatements are not permitted under US GAAP.

(h)	Ordinary dividends
Under UK GAAP, final ordinary dividends are provided in the financial statements on the basis of the recommendation by the Directors which requires subsequent approval by the shareholders’ to become a legal obligation of the Company. Under US GAAP, dividends are only provided when the legal obligation to pay arises.

(i)	Retirement benefits
Under UK GAAP, the costs of providing pension benefits may be calculated by the use of any recognised actuarial method which is appropriate and whose assumptions reflect the long-term nature of the assets and liabilities involved. Under US GAAP, the costs of providing these benefits are calculated using the projected unit credit method and a discount rate (being the rate of interest at which pension liabilities could be effectively settled) which reflects current market rates. In addition, under US GAAP, a minimum pension liability is recognised, as a component of other comprehensive income, in certain circumstances when there is a deficit of plan assets relative to the accumulated benefit obligations.

152	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

The major retirement plans as detailed in Note 18, are reviewed in accordance with Statement of Financial Accounting Standard (“SFAS”) 87 annually and the disclosures below have been presented in accordance with SFAS 132. Where appropriate, additional pension charges in respect of curtailment or settlement events have been calculated in accordance with SFAS 88. Post retirement medical benefit plans are assessed annually for materiality. Amounts for these plans were not material and consequently have not been disclosed. The net periodic pension cost for the major plans under SFAS 87 and SFAS 88 was made up as follows:

	2003	2002	2001
	£m	£m	£m

Service cost	67	49	51
Employee contributions	(9)	(7)	(8)
Interest cost	102	97	92
Expected return on assets	(112)	(114)	(113)
Amortisation of prior year service cost	1	1	(1)
Amortisation of transitional amount	3	3	–
Recognition of actuarial gain/(loss)	7	(4)	(8)
Curtailments/settlements	8	–	–

	67	25	13

	2003	2002	2001
	£m	£m	£m

The US GAAP amounts recognised in the consolidated financial statements were:
Prepaid benefit cost	31	40	33
Accrued benefit liability	(231)	(203)	(87)

	(200)	(163)	(54)
Intangible asset	11	11	–
Accumulated other comprehensive income	94	112	–

Net amount recognised	(95)	(40)	(54)

For the purposes of amortising gains and losses, the 10% corridor has been adopted, and the market-related value of assets recognises realised and unrealised capital gains and losses over a rolling three year period.

The weighted average assumptions used across the major pensions plans at the end of the financial year and used to determine the benefit obligations were as follows:

	2003	2002	2001
	%	%	%

Discount rate	5.6	5.7	6.0
Long-term rate of return on assets	7.4	7.1	6.8
Earnings increase	4.4	4.3	4.4

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	153

Back to Contents

Financial Statements
Notes to the Financial Statements

31	Summary of Differences between UK and US Generally Accepted Accounting Principles continued

(i)	Retirement benefits continued
The movement in the benefit obligation and plan assets was as follows:

	2003	2002	2001
	£	£m	£m

Benefit Obligation
At beginning of year	1,754	1,548	1,482
Other additional plans	9	16	–
Acquisitions/disposals	91	–	–
Exchange rate adjustments	–	(6)	(9)
Service cost	59	42	43
Interest cost	101	97	92
Actuarial (gain)/loss	79	124	8
Amendments	–	2	–
Benefits paid	(95)	(77)	(76)
Employee contributions	9	8	8

At end of year	2,007	1,754	1,548

Plan Assets
At beginning of year	1,380	1,575	1,890
Other additional plans	12	15	–
Acquisitions/disposals	50	–	–
Exchange rate adjustments	10	4	(13)
Actual return on plan assets	188	(177)	(265)
Curtailment/settlements	(11)	–	–
Employer contributions	44	32	31
Employee contributions	10	8	8
Benefits paid	(85)	(76)	(70)
Expenses and tax paid	(2)	(1)	(6)

At end of year	1,596	1,380	1,575

Funded status	(411)	(374)	27
Unrecognised prior service cost	7	8	10
Unrecognised transition amount	–	3	5
Unrecognised net actuarial loss/(gain)	301	323	(96)
Amount contributed to plan during fourth quarter	8	–	–

(Accrued)/Prepaid cost	(95)	(40)	(54)

The aggregate funded status of pension plans can be analysed as follows:
For plans with Projected Benefit Obligation in excess of plan assets
Aggregate Projected Benefit Obligation	1,985	1,744	157
Aggregate fair value of plan assets	1,571	1,369	90

The aggregate figures for plans in which the Accumulated
Benefit Obligation exceeds plan assets can be analysed as follows:
Aggregate Accumulated Benefit Obligation	1,735	1,422	130
Aggregate fair value of plan assets	1,565	1,228	90

154	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

UK scheme disclosures
The Trustees of the main UK Scheme have three key investment objectives to guide them in their strategic management of the Fund’s assets. These are as follows:
a.	The acquisition of appropriate assets, which will generate income and capital growth and which together with new contributions from both members and the Company, will meet the cost of current and future benefits provided by the Fund.
b.	To limit the risk of the assets failing to meet the liabilities over the long term and in relation to the statutory UK Minimum Funding Requirement (MFR).
c.	To minimise the long term costs of the Fund by maximising the return on the assets, whilst having regard to the objective under (b) above.

The Trustees seek to achieve these objectives through investing in a mixture of real and monetary assets. In so doing, they recognise that returns on real assets, while expected to be greater over the long term than those on monetary assets, are likely to be more volatile. A mixture across asset classes should provide the level of returns required by the Fund to meet its liabilities at an acceptable level of risk for the Trustees and an acceptable level of cost to the Company.

In 2003 the Trustees undertook an asset and liability modelling exercise (“ALM”) with the assistance of the main UK scheme’s actuary. The ALM looks at a number of different investment scenarios and projects both a range and a best estimate of likely returns from each one, from which the Trustees determine the structure they feel most comfortable with. The long-term asset allocation deemed appropriate to meet the Trustees objectives following this review was as follows:

Equities	60%
Bonds	25%
Property	10%
Other, including private equity	5%

The breakdown of the market value of the main UK Scheme’s assets (as measured at 30 September) and the rate of return assumption applied in calculating the net benefit cost under US GAAP split between the different assets categories are as follows:

	2003	2002	2001
	Share of	Share of	Share of
	assets	assets	assets
	%	%	%

Equities	65%	60%	60%
Bonds	22%	24%	24%
Property	8%	9%	9%
Other, including private equity	5%	7%	7%

	100%	100%	100%

The actual asset allocation at 30 September 2003 reflects market valuation movements within and between the main asset classes and the policy of the Trustees is to rebalance to the policy benchmark periodically.

The expected rate of return assumptions have been determined following consultation with the Company’s local actuarial advisers. The Group has taken direct account of the actual investment strategy of the associated pension schemes and expected rates of return on the different asset classes held. In the case of bond investments, the rates assumed have been directly based on market redemption yields at the measurement date, whilst those on other asset classes represent forward-looking rates that have typically been based on other independent research by investment specialists.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	155

Back to Contents

Financial Statements
Notes to the Financial Statements

31	Summary of Differences between UK and US Generally Accepted Accounting Principles continued

(i)   Retirement benefits continued
The other assumptions that were used in calculating the benefit obligation and net benefit cost for US GAAP purposes for the main UK scheme were:

	As at	As at
	30 September	30 September
	2003	2002
	% pa	% pa

Discount rate	5.5	5.5
Long-term asset return	7.3	7.0
Earnings increases	4.5	4.25
Pension increases	2.5	2.25

Under US GAAP the measurement date used for pension accounting is 30 September 2003.

The current best estimate of cash payments to be made into the main UK scheme for 2004 is £15 million. The Accumulated Benefit Obligation of the main UK Scheme as at 30 September 2003 amounted to £1,313 million.

(j)   SAYE discounts
Under UK GAAP, there is no charge related to the discount offered on SAYE shares. Under US GAAP, the discount on each scheme has to be amortised over the life of the scheme.

(k)   LTIP
Under UK GAAP, the costs of LTIP schemes are amortised based on the cost of shares acquired by the ESOP trust to fulfil the scheme. Under US GAAP, these plans are accounted for as variable plans and the cost is calculated based on the market price of shares at the date of award. For those schemes where the measurement period has not yet been completed so no award has been made, the cost is based on the year-end share price.

(l)   Profit on disposal of fixed assets
Under UK GAAP profits on disposal of fixed assets are classified as non operating profits. Under US GAAP such items would be classified as a component of operating profit.

(m)   Disposal gain adjustment
Due to differing treatment of goodwill and intangible assets under UK and US GAAP (see Note 31(a) and (b)), differences arise on the profit on sale of subsidiaries and investments.

(n)   Restructuring
Under UK GAAP, a provision for restructuring costs is required to be recognised when an entity has a present obligation as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Usually, the following plans meet the recognition criteria:

1.   Management, having the authority to approve the action, commits to a plan of termination

2.   The plan identifies the number of employees to be terminated, their job classifications or functions and their locations, the expected completion date and has been communicated to employees.

3.   The plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination (including but not limited to cash payments), in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated.

156	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

4.   Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

US GAAP requires that a liability for a cost associated with an exit or disposal activity be recognised and measured at fair value when the liability is incurred. Under US GAAP an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. The timing of recognition and related measure of one-time termination benefit arrangements provided to current employees that are involuntarily terminated is dependent upon the arrangement meeting the 4 criteria mentioned above, and if the employees are required to render service until they are terminated in order to receive the termination benefits and, if so, whether employees will be retained to render service beyond a minimum retention period. If employees are not required to render service until they are terminated in order to receive the termination benefits (that is, if employees are entitled to receive the termination benefits regardless of when they leave) or if employees will not be retained to render service beyond the minimum retention period, a liability for the termination benefits shall be recognised and measured at its fair value at the date the arrangement is communicated.

In respect to other exit costs, US GAAP requires that liabilities are simply recognised when they are incurred, which is normally when the goods or services associated with the activity are received.

Additional information as to the constituents of the restructuring costs on a UK GAAP basis is provided in Note 2 and Note 16.

(o)   Employee Trust
Under UK GAAP, own shares held by the Employee Trust are accounted for as fixed asset investments. Under US GAAP, own shares are accounted for within shareholders’ equity.

(p)   Associates
Under UK GAAP the Company records its share of operating profit in associates, before tax and interest, as a component of “Total Operating Profit including associates”. Interest and tax relating to such profit is included as part of “Net interest” and “Taxation”, respectively. Under US GAAP, equity in earnings of associates is presented in a one line item after minority interests.

(q)   Minority Interest
Under UK GAAP the Company records minority interest on acquisitions at fair value. Under US GAAP the minority interest at acquisition is recorded at historical cost. This difference does not affect shareholders’ funds and net income under US GAAP.

(r)   Cash Flows
Under UK GAAP, the Group complies with FRS 1 “Cash Flow Statements”, the objective and principles of which are similar to those set out in SFAS 95 “Statement of Cash Flows”. Under FRS 1, the Company presents its cash flows for (a) operating activities; (b) dividends from associates; (c) returns on investments and servicing of finance; (d) taxation; (e) capital expenditure and financial investments; (f) acquisitions and disposals; (g) dividends to ordinary shareholders; (h) management of liquid resources; and (i) financing activities. SFAS 95 requires only three categories of cash flow activity namely (a) operating; (b) investing; and (c) financing.

Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 are included as operating activities under SFAS 95; dividend payments are included as a financing activity under SFAS 95 and cash flows from capital expenditure, long-term investments, acquisitions and disposals net of cash acquired or disposed are included as investing activities under SFAS 95. In addition, under FRS 1, cash represents cash at bank and in hand less bank overdrafts. Under US GAAP bank overdrafts are usually classified as financing activities.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	157

Back to Contents

Financial Statements
Notes to the Financial Statements

31	Summary of Differences between UK and US Generally Accepted Accounting Principles continued

(r)	Cash Flows continued
A reconciliation between the consolidated statements of cash flows presented in accordance with UK GAAP and US GAAP using UK GAAP measurement principles is set out below:

	2003	2002	2001
	£m	£m	£m

Operating activities:
Cash flow from operating activities	1,054	1,096	1,101
Interest paid	(197)	(124)	(173)
Interest received	41	50	81
Taxation	(195)	(221)	(178)

Net cash flow from operating activities	703	801	831

Investing activities:
Dividends received from associates	9	13	38
Purchases of fixed assets	(306)	(288)	(239)
Disposals of fixed assets	21	37	6
Acquisitions and disposals	(2,752)	(624)	(714)
Net change in bond investments	9	2	(5)
Net change in equity and non equity investments	11	6	3

Net cash used in investing activities	(3,008)	(854)	(911)

Financing activities:
Financing	2,536	302	373
Net change in bank deposits	32	14	31
Equity dividends paid	(234)	(223)	(214)
Sale/(Purchase) of shares by the Employee Trust	10	14	(86)
Dividends paid to minority interest	(21)	(25)	(25)

Net cash provided by financing activities	2,323	82	79

Net increase/(decrease) in cash and cash equivalents	18	29	(1)

Effect of foreign exchange movements on cash balances	5	1	8

Cash and Cash Equivalents at beginning of year	137	107	100

Cash and Cash Equivalents at end of year	160	137	107

(s)	Lease commitments
The future minimum lease payments (excluding advances pending formal commencement of leases) to which the Group is committed as at the year end were as follows:

		Finance		Operating
		leases		leases

	2003	2002	2003	2002
	£m	£m	£m	£m

Within one year	4	4	58	42
Between one and two years	4	4	43	36
Between two and three years	3	4	33	29
Between three and four years	2	3	27	20
Between four and five years	1	2	25	17
After five years	1	2	102	106

	15	19	288	250
Less: Finance charges allocated to future periods	–	(1)	–	–

	15	18	288	250

158	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

(t)	Doubtful Accounts
The movement on allowance for doubtful accounts is as follows:

	2003	2002	2001
	£m	£m	£m

Balance at beginning of year	27	26	24
Exchange adjustments	1	–	(1)
Charged to profit and loss account	10	4	5
Acquisition	3	1	2
Utilised	(10)	(4)	(4)

Balance at end of year	31	27	26

(u)	Right of Offset
Under UK GAAP, a guaranteed loan of £558 million (2002: £621 million) has been offset against restricted cash deposits included in short-term investments in accordance with FRS 5. Under US GAAP, this offset does not meet the requirements of Financial Accounting Standards Board Interpretation 39.

(v)	Debt
Under UK GAAP debt is initially stated at the amount of the net proceeds after deduction of issue costs. Under US GAAP issue costs are shown as assets. At the year end the total value of the unamortised debt issue costs are £19 million.

32	Changes and Proposed Changes to US Generally Accepted Accounting Principles

(a)	FIN 46 – Consolidation of Variable Interest Entities
In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities – and Interpretation of ARB No. 51” (“FIN 46”). FIN 46 changes the current practice of assessing consolidation only based on voting interests. Under the new Interpretation a reporting company has to assess if the entities with which it has business relationships are Variable Interests Entities (“VIE”) or Voting Interest Entities. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

If an entity is a VIE, the reporting company is required to assess if it has a Variable Interest (“VI”) in the VIE. VIs in a VIE are contractual, ownership, or other pecuniary interests in an entity that change with changes in the entity’s net asset value. Equity interests with or without voting rights are considered variable interests if the entity is a VIE. FIN 46 explains how to identify VIEs and how an enterprise assesses its interest in a VIE. If the reporting company has a VI in the VIE, under the new rules it has to assess who is the Primary Beneficiary of the VIE. FIN 46 requires existing unconsolidated VIEs to be consolidated by their Primary Beneficiaries, if the entity does not effectively disperse risks among the parties involved. The Primary Beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding VIs, which are the ownership, contractual, or other pecuniary interests in an entity.

In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R introduced certain modifications to the original FIN 46 by adding additional scope exceptions, clarifying some issues in the implementation of the original FIN 46 and re-defining certain implementation guidance and transition provisions.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	159

Back to Contents

Financial Statements
Notes to the Financial Statements

32	Changes and Proposed Changes to US Generally Accepted Accounting Principles continued

(a)	FIN 46 – Consolidation of Variable Interest Entities continued
FIN 46R also deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after 15 March 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities”, as defined under the FASB literature prior to the issuance of FIN 46R, by the end of the first reporting period ending after 15 December 2003. This Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. We are in the process of analysing FIN 46, as modified. Such changes are not expected to have any significant impact on our financial condition or results of operations.

(b)	SFAS 132 – Employers’ Disclosures about Pensions and Other Post-retirement Benefits an amendment of FASB Statements No. 87, 88, and 106
SFAS 132 (Revised 2003), (“SFAS 132R”) requires an entity to make additional disclosures about pensions and other post-retirement benefits. These disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows and components of net periodic benefit cost. SFAS 132R is effective for our UK plans beginning with fiscal years ending after 15 December 2003 and our non-UK plans beginning with fiscal years ending after 15 June 2004. SFAS 132R is effective for interim reporting period disclosures beginning after 15 December 2003 and after the provisions of this statement are adopted. The Company has adopted this statement for its UK plans in its Report & Accounts and Form 20-F for the year ended 28 December 2003 and will adopt this statement for all its plans in its Report & Accounts and Form 20-F for the year ending 2 January 2005.

(c )	SFAS No. 149 – Amendment of Statement 133 on Derivative Instruments and Hedging Activities
In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities, and is effective for contracts entered into or modified after 30 June 2003.

160	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

(d)	SFAS 150 – Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity
In May 2003 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150 (“SFAS 150”), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position.

SFAS 150 affects an issuer’s accounting for three types of freestanding financial instruments, namely:

•	Mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.
•	Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.
•	Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares.

SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety.

In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable.

SFAS 150 is effective for financial instruments entered into or modified after 31 May 2003, and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted.

Such changes are not expected to have any significant impact on our financial condition or results of operations.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	161

Back to Contents

This page has been left blank intentionally

162	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Additional Information for Shareowners

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	163

Back to Contents

Additional Information for Shareowners

Registered Office and Group Headquarters	Registrars

25 Berkeley Square	Computershare Investor Services PLC
London W1J 6HB	P. O. Box 82
UK	The Pavilions, Bridgwater Road
Bristol BS99 7NH
UK
Registered in England and Wales No. 52457
Tel. No. 020 7409 1313	Tel. No. 0870 873 5803
Fax. No. 0870 703 6103
Email: web.queries@computershare.co.uk
Group Secretary

Mike Clark

Senior Independent Non-Executive Director

Shareowners who wish to communicate with the Non-Executive Directors may do so by writing to Roger Carr at the Company’s registered office.

Financial Calendar

	Final Dividend for 2003	Interim Dividend for 2004

Ordinary shares
Announcement of results	18 February 2004	21 July 2004
Ex-dividend date	28 April 2004	15 September 2004
Record date	30 April 2004	17 September 2004
Dividend payment	28 May 2004	15 October 2004

The Annual General Meeting of the Company is on 21 May 2004.

Dividends

The interim dividend for 2003 of 3.65 pence per ordinary share was paid on 17 October 2003. The final dividend for 2003 of 8.35 pence per ordinary share was announced by the Directors on 18 February 2004 and, subject to approval at the Annual General Meeting, will be paid on 28 May 2004 to ordinary shareowners on the register at the close of business on 30 April 2004. The recommended final dividend totals £168 million.

The Company has paid cash dividends on its ordinary shares in respect of every financial year since the merger of Cadbury Group Limited with Schweppes Limited in 1969. Dividends are paid to owners of ordinary shares on dates which are determined in accordance with the guidelines of the UK Listing Authority. A final dividend is normally recommended by the Board of Directors following the end of the financial year to which it relates and is paid in the following May, subject to shareowners’ approval at the Company’s Annual General Meeting. An interim dividend is normally declared by the Board of Directors following the end of the first half year to which it relates. For 2001 and earlier years, the interim dividend was paid in November. Since 2002, interim dividends have been paid one month earlier in October. The dividends for holders of ADRs are normally paid by the Depositary one week after the dividend is paid to ordinary shareowners. Future dividends to be paid by the Company will be dependent upon the Company’s earnings, financial condition and other factors, including the amounts of dividends paid to it by its subsidiaries. There is no UK governmental restriction on dividend payments to foreign shareowners which is applicable to the Company.

The tables below detail the amounts of interim, final and total dividends declared in respect of each financial year indicated, translated into US dollars per ADR (each representing four ordinary shares) at the Noon Buying Rate on each of the respective payment dates for interim and final dividends.

Dividend Rates per Ordinary Share

				Financial year
Financial Year	2003		2002	2001	2000	1999

Pence per ordinary share
Interim	3.65		3.50	3.35	3.20	3.05
Final	8.35	(a)	8.00	7.65	7.30	6.95
Total	12.00		11.50	11.00	10.50	10.00

(a) To be paid on 28 May 2004

164	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Dividend Rates per ADR

				Financial year
Financial Year	2003		2002	2001	2000	1999

£ per ADR
Interim	0.15		0.14	0.13	0.13	0.12
Final	0.33	(a)	0.29	0.28
Total	0.48		0.46	0.44	0.42	0.40

US Dollars per ADR
Interim	0.24		0.21	0.19	0.18	0.20
Final			0.52	0.44	0.42	0.41
Total			0.73	0.64	0.60	0.61

(a) To be paid on 7 June 2004 to ADR holders

American Depositary Receipts

Cadbury Schweppes ordinary shares are quoted on the New York Stock Exchange in the form of American Depositary Shares, or ADSs. ADSs are represented by American Depositary Receipts, or ADRs, under a sponsored ADR facility with JPMorgan Chase Bank as depositary. Each ADS represents four ordinary shares.

The ADR Depositary is JPMorgan Chase Bank and enquiries may be directed to:

JPMorgan Chase Bank
ADR Service Center
PO Box 43013
Providence, RI 02940-3013
USA
Telephone: (781) 575 4328
www.adr.com

Global Invest Direct

Global Invest Direct (GID) is a programme established by JPMorgan Chase Bank to provide a convenient and economical way for investors to increase their ADR investment in the Company.

Further information about GID may be obtained from JPMorgan Chase Bank:
Freephone: #1 800 428 4237 (US only) or at the address above. For calls from outside the US dial 1 781 575 2680.

SEC Filings

In accordance with US legislation, portions of this Report have been incorporated by reference to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) in Washington DC, and a copy of this Report has been filed as an exhibit to a Form 6-K filed with the SEC. This filing is available for public inspection and a copy is available on our web-site. If you wish to receive a hard copy, please contact JPMorgan Chase Bank at the ADR Service Center address above.

The Trading Market

The principal trading market for the ordinary shares of 12.5p is the London Stock Exchange. ADRs have been traded on the New York Stock Exchange since 2 May 1996 under the ticker symbol CSG. Previously they were traded on the over-the-counter market in the US from 1984 until 1 May 1996 and were quoted on NASDAQ under the ticker symbol CADBY.

Following the two for one share split in 1999, each ADR represents four ordinary shares of 12.5p.

Cadbury Schweppes Report & Accounts and Form 20-F 2003	165

Back to Contents

Additional Information for Shareowners

The Trading Market continued

The table below details for the stated periods the high and low market prices for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange, and for the ADRs, as reported on the New York Stock Exchange composite tape:

Share Prices: Ordinary Shares and ADRs

			Ordinary Shares	American Depositary Receipts

		High	Low	High	Low
Financial Year		£	£	US$	US$

1999		5.23	3.46	34.56	22.88
2000		5.00	3.23	29.00	21.44
2001		4.94	4.12	29.56	23.85
2002	First quarter	4.85	4.22	27.98	24.55
	Second quarter	5.34	4.54	31.75	27.83
	Third quarter	5.00	4.11	30.70	26.00
	Fourth quarter	4.37	3.78	27.35	24.40
	Full year	5.34	3.78	31.75	24.40
2003	First quarter	3.94	3.01	25.60	19.76
	Second quarter	3.74	3.24	25.10	21.20
	September	3.94	3.70	25.61	24.88
	Third quarter	3.97	3.43	25.84	22.29
	October	4.03	3.68	27.39	25.14
	November	3.87	3.66	26.33	25.35
	December	4.11	3.76	29.89	26.27
	Fourth quarter	4.11	3.66	29.89	25.14
	Full year	4.11	3.01	29.89	19.76
2004	January	4.17	3.93	30.77	29.15
	February	4.51	4.07	34.45	30.20
	March (to 15 March)	4.49	4.33	34.24	31.75

The ADR price is affected by the exchange rate between the pound sterling and the US dollar. See Exchange Rates on page 168.

At 28 December 2003, 126.17 million ordinary shares were held as ADRs by 2,084 account holders with registered addresses in the US, representing approximately 6.11% of the outstanding ordinary shares. Analysis of the share register and of the beneficial ownership of ordinary shares held by nominees through the London Stock Exchange indicated that in total 580.35 million ordinary shares, including those held through ADRs, were held by 2,335 investors with addresses in the US, representing 28.12% of the outstanding ordinary shares.

The 8.625% Cumulative Guaranteed Quarterly Income Preferred Securities, Series A (the “Preferred Securities”) (liquidation preference $25 per security) issued by Cadbury Schweppes Delaware, LP and guaranteed as to certain payments by the Company, are traded on the New York Stock Exchange. The following table details, for the stated periods, the high and low market prices of the Preferred Securities as reported on the New York Stock Exchange composite tape:

166	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Preferred Securities: High and Low market prices

Financial Year		High	Low
		US$	US$

1999		27.00	22.56
2000		25.19	22.81
2001		26.20	25.06
2002	First quarter	25.74	25.03
	Second quarter	25.84	25.10
	Third quarter	25.99	25.17
	Fourth quarter	25.93	25.10
	Full year	25.99	25.03
2003	First quarter	25.70	25.05
	Second quarter	26.34	25.26
	September	26.29	25.75
	Third quarter	26.30	25.50
	October	26.36	25.80
	November	25.95	25.73
	December	26.15	25.55
	Fourth quarter	26.36	25.55
	Full year	26.36	25.05
2004	January	26.07	25.71
	February	26.27	25.96
	March (to 15 March)	26.57	26.03

Exchange Controls and other Limitations affecting Security Holders

There are at present no UK foreign exchange control restrictions on remittance of dividends on the Company’s ordinary shares or on the conduct of the Company’s operations. There are no restrictions under the Company’s Memorandum and Articles of Association or under English law that limit the right of non-resident or foreign owners to hold or vote the Company’s ordinary shares. In the event that a person who is or was interested in ordinary shares fails to give the Company any information required by a notice given pursuant to Section 212 of the Companies Act 1985 (as amended) (the “Companies Act”) (which confers upon public companies the power to require information with respect to interests in their voting shares) within the time specified in the notice, the Company may apply to the Court for an order, inter alia, that no voting rights be exercisable in respect of such shares and that no shares be issued or (except on liquidation) payment be made by the Company in respect of such shares. The owner shall also not be entitled to attend or vote at meetings, and (in the case of a person who owns at least 0.25% in number or nominal value of the shares, or any class of shares in issue) the Board of Directors of the Company may withhold payment of all or part of any dividends and the owner shall not be entitled to receive shares in lieu of dividend and the Board of Directors of the Company may decline to register a transfer of shares in certain circumstances, if (a) the Company has given notice to the registered holder requiring the delivery of an ownership declaration by the beneficial owner pursuant to the Articles of Association (the “Articles”) of the Company; (b) no such declaration has been delivered during the period of 14 days since the service of the notice; and (c) the Company has given a further notice to the registered holder in accordance with the Articles.

Under the Companies Act, any person who acquires (alone or, in certain circumstances, with others) a material interest in the voting share capital of the Company equal to, or in excess of, 3% or a non-material interest equal to, or in excess of, 10% comes under an obligation to disclose prescribed particulars to the Company in respect of those ordinary shares. An obligation of disclosure also arises where such person’s notifiable interest subsequently falls below the notifiable percentage or, where, above that level, the percentage (expressed in whole numbers) of the Company’s voting share capital in which a person has a notifiable interest, increases or decreases.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes 167

Back to Contents

Additional Information for Shareowners

Exchange Controls and other Limitations affecting Security Holders continued

As detailed on page 53, at the date of this Report the Company holds two notifications of interests amounting to 3% or more in the issued share capital of the Company in accordance with sections 198 to 208 of the Companies Act. The table below details notifications of interests, in accordance with the Companies Act, from 1 January 2001 to 15 March 2004.

Notifications of Share Interests

Date of notification	Interested party	Number of shares
		in which there	Interest in issued
		is an interest	share capital
		(in millions)	(in %)

2001
There were no notifications in the year.
2002
18 June	Legal & General Investment Management	61.7	Increase to 3.0
12 July	Barclays PLC	63.3	Increase to 3.1
19 November	Barclays PLC	60.6	Decrease to 2.9
2003
13 February	Barclays PLC	61.8	Increase to 3.0
27 February	Franklin Resources, Inc.	62.3	Increase to 3.0
19 March	Franklin Resources, Inc.	83.0	Increase to 4.0
6 May	Barclays PLC	60.4	Decrease to 2.9
24 July	Franklin Resources, Inc.	103.2	Increase to 5.0
2004
5 January	Franklin Resources, Inc.	123.7	Increase to 6.0

Exchange Rates

The table below details for the stated periods the average or the high and low Noon Buying Rates (i.e. the Noon Buying Rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York) for pounds sterling expressed in US dollars per £1.00:

Exchange Rates

Financial Year (a)		High	Low	Average (b)
		US$	US$

1999		–	–	1.62
2000		–	–	1.51
2001		–	–	1.44
2002		–	–	1.51
2003	September	1.66	1.57	–
	October	1.70	1.65	–
	November	1.72	1.66	–
	December	1.78	1.72	–
	Full year	–	–	1.64
2004	January	1.85	1.79	–
	February	1.90	1.82	–
	March (to 15 March)	1.86	1.79	–

(a) The Company’s financial year ends on the Sunday nearest to 31 December. (b) Calculated by using the average of the exchange rates on the last day of each month during the period.

168 Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

On 24 December 2003, the last dealing day of the Company’s financial year, the Noon Buying Rate for the pound sterling was £1.00 = US$1.7748. Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the US dollar equivalent of the pound sterling prices of the Company’s ordinary shares listed on the London Stock Exchange and, as a result, are likely to affect the market price of the ADRs in the US. Such fluctuations will also affect the US dollar amounts received by holders of ADRs on conversion by the Depositary of cash dividends paid in pounds sterling on the ordinary shares represented by the ADRs.

Taxation

This discussion of UK and US tax law considerations is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects relevant to the ownership of ordinary shares or ADRs. The summary of UK and US tax laws set out below is based: (i) on the laws in force as at 1 January 2004, and is subject to any changes in UK or US law, in any double taxation convention between the US and the UK or in UK Inland Revenue practice, occurring after 1 January 2004; and (ii) in part on representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its terms. This summary is not exhaustive of all possible tax considerations and holders of ordinary shares or ADRs are advised to satisfy themselves as to the overall tax consequences of their ownership of ordinary shares or ADRs and the ordinary shares represented thereby, by consulting their own tax advisors. This summary does not deal with the UK tax consequences to a US resident shareowner (as defined on page 170) that is resident, or in the case of an individual resident, ordinarily resident, for UK tax purposes in the UK or that carries on business in the UK through a permanent establishment.

On 24 July 2001, the US and the UK signed a new double taxation convention (the “New Convention”). The New Convention came into force on 31 March 2003, replacing the existing 1975 double taxation convention (the “Old Convention”). The New Convention is effective in relation to withholding tax from 1 May 2003, for UK income and capital gains tax from 6 April 2003 (individuals) and 1 April 2003 (Companies) and for US income tax from 1 January 2004. Under the Old Convention a US resident shareowner was entitled to claim a tax credit from the Inland Revenue in respect of dividends received from the Company, subject to a notional withholding tax. The payment of such tax credits was specifically abolished with effect from 1 May 2003. However, a US resident shareowner is entitled to have the Old Convention apply in its entirety for a period of twelve months after the effective dates of the New Convention. Notwithstanding this, for the purposes of this discussion it is assumed that the New Convention applies.

For the purpose of the current US-UK double taxation convention and for the purposes of the US Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder (the “Code”), discussed below, the holders of ADRs should be treated as the owners of the underlying ordinary shares that are evidenced by such ADRs.

Taxation of Dividends

UK Residents
An individual shareowner resident in the UK is treated for UK income tax purposes as having taxable income equal to the sum of the dividend paid and the tax credit attaching to the dividend. The tax credit is equal to one-ninth of the dividend and may be credited against the shareowner's UK income tax liability. The tax credit is sufficient to satisfy the lower or basic rate income tax liability in respect of the dividend, but further income tax at the higher rate may be payable depending on the shareowner's personal circumstances. Where ordinary shares are held in Personal Equity Plans and Individual Savings Accounts, the tax credit on dividends received into such accounts before 6 April 2004 will generally be repayable.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes 169

Back to Contents

Additional Information for Shareowners

Taxation of Dividends continued

US Residents
A US resident shareowner will be treated as receiving dividend income equal to the amount of the dividend. The UK does not impose withholding tax on dividends paid to US resident shareowners.

A dividend payable to a holder who is a US citizen or a US resident (as defined below) will generally be treated as foreign source dividend income for US Federal Income Tax purposes.

The amount of any cash distribution paid in pounds sterling, will be the US dollar value of the pounds sterling payment on the date of receipt by the US holder (or, in the case of ADRs, by the Depositary), regardless of whether the payment is converted into US dollars. Gain or loss, if any, recognised on the sale or disposition of pounds sterling generally will be ordinary US source income or loss. Such dividend will not be eligible for the 70% dividends received deduction allowed to US corporations under Section 243 of the Code.

Special rules apply for the purposes of determining the dividend paid and foreign tax credit available to a US corporation which, either alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the Company.

Subject to certain exceptions for positions that are hedged or held for less than 60 days, an individual holder of shares generally should be subject to US taxation at a maximum rate of 15% in respect of dividends received in 2003. The US Treasury and the Internal Revenue Service have announced that they intend to develop a certification procedure for 2004 and future years under which a foreign corporation may certify that it satisfies certain of the requirements for the rate of 15% in respect of dividends received before 2009 by individual shareholders of such foreign corporations.

As used herein, the term “US resident” includes an individual resident in the US for purposes of US tax, a US corporation and a foreign corporation or non-resident alien individual engaged in the conduct of a trade or business within the US with which a dividend or gain, as the case may be, on the ADRs or ordinary shares is effectively connected.

Capital Gains

UK Capital Gains Tax
For the purposes of UK capital gains tax, the value of an ordinary share of 12.5p as at 31 March 1982 was 49.25p, adjusted to reflect the two for one share split in 1999.

For shareowners who subscribed for their full entitlement under the rights issues in October 1993 and February 1995, the value per share was 77.535p.

Taxation of Capital Gains for US Residents
Holders of ADRs or ordinary shares who are US resident individuals or US corporations, and who are not resident or ordinarily resident in the UK, will not be subject to UK taxation on capital gains realised on the disposal of their ADRs or ordinary shares, unless the ADRs or ordinary shares are used or held for the purposes of a trade, profession or vocation carried on in the UK through a permanent establishment, or the holder is an individual who is temporarily not resident in the UK, as defined by the Taxation of Capital Gains Act 1992.

A holder of ADRs or ordinary shares who is a US citizen or a US resident (as defined above) will generally recognise a gain or loss for US federal income tax purposes on the sale or other disposition of ADRs or ordinary shares in an amount equal to the difference between the US dollar value of the amount realised and the holder’s tax basis in the ADRs or ordinary shares. Such gain or loss will be capital gain or loss if the ADRs or ordinary shares are held as capital assets, and will generally be long-term capital gain or loss if the ADRs or ordinary shares were held for more than one year. Any such gain or loss will generally be US-source gain or loss.

As a result of the 2003 Tax Act, capital gain of a non-corporate United States Holder is generally taxed at a maximum rate of 15% where the property is held more than one year. This long-term capital gains rate, which reflects a reduction from the prior maximum rate of 20%, is scheduled to expire, under the 2003 Tax Act, in 2009.

170	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Estate and Gift Tax

The current Estate and Gift Tax Convention between the US and the UK generally relieves from UK Inheritance Tax (the equivalent of US Estate and Gift Tax) the transfer of ordinary shares or of ADRs where the shareowners or holder of the ADRs making the transfer is domiciled, for the purposes of the Convention, in the US. This will not apply if the ordinary shares or ADRs are part of the business property of an individual’s permanent establishment in the UK or pertain to the fixed base in the UK of a person providing independent personal services. If no relief is given under the Convention, Inheritance Tax may be charged on the amount by which the value of the transferor’s estate is reduced as a result of any transfer made by way of gift or other gratuitous transaction by an individual (in general within seven years of death) or on the death of an individual. In the unusual case where ordinary shares or ADRs are subject to both UK Inheritance Tax and US Estate or Gift Tax, the Convention generally provides for tax paid in the UK to be credited against tax payable in the US or for tax paid in the US to be credited against tax payable in the UK based on priority rules set forth in the Convention.

Stamp Duty

No stamp duty or stamp duty reserve tax (SDRT) will be payable in the UK on the purchase or transfer of an ADR, provided that the ADR (and any separate instrument or written agreement of transfer) remains at all times outside the UK and that the instrument or written agreement of transfer is not executed in the UK. Stamp duty or SDRT is, however, generally payable at the rate of 1.5% of the amount or value of the consideration or, in some circumstances, the value of the ordinary shares, where ordinary shares are issued or transferred to a person whose business is or includes issuing depositary receipts, or to a nominee or agent for such a person.

A transfer for value of the underlying ordinary shares will generally be subject to either stamp duty or SDRT, normally at the rate of 0.5% of the amount or value of the consideration.

A transfer of ordinary shares from a nominee to its beneficial owner (including the transfer of underlying ordinary shares from the Depositary to an ADR holder) under which no beneficial interest passes is subject to stamp duty at the fixed rate of £5.00 per instrument of transfer.

Close Company Status

So far as the Directors are aware the close company provisions of the Income and Corporation Taxes Act 1988 do not apply to the Company and there has been no change in that position since the end of the financial year.

Risk Factors

Investors in the Company should carefully consider the risk factors described below. The Company’s business, financial condition, results of operations or stock price could be materially adversely affected by any or all of these risks, or by other risks that the Company presently cannot identify.

The information set forth under the headings “Treasury Risk Management”, “Liquidity Risk”, “Interest Rate Risk”, “Currency Risk”, “Commodity Risk” and “Credit Risk” on pages 41 to 43 is incorporated herein by reference.

Dependence on Business Partners

A significant part of the Group’s business is conducted through licensing arrangements, notably with bottlers of its beverages products in the US. There is also a greater concentration of its customer base around the world, generally due to the consolidation of retail trade. Changes in bottling arrangements, such as the termination of certain 7 UP licences in 2002 in the US, or pricing pressures from customers in countries with concentrated retail trade, could adversely impact the Group’s sales or margins in particular market segments for a period of time.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	171

Back to Contents

Additional Information for Shareowners

Risk Factors continued

Adams Acquisition
The Group completed its acquisition of the Adams confectionery business in 2003 which extends its geographical reach, particularly in the Americas. Various forms of warranties and indemnities exist with respect to this and other recent acquisitions, but there can be no assurance that the Group has anticipated all problems, or that all losses associated with the recently acquired businesses may come to light prior to the expiration of any warranty and indemnity protections. Furthermore, significant one-off integration costs will be incurred in the next couple of years. Major unforeseen difficulties, or costs associated with the integration process, could reduce the Group’s earnings, which could adversely affect the market price of the Company’s shares.

Obesity
Our industry, as a whole, is faced with the global challenge of rapidly rising obesity levels. The Group makes all our products available in a range of sizes and varieties designed to meet all needs and all occasions. We have the largest range of diet drinks in the market and a balanced portfolio of carbonated soft drinks to juice and water drinks. There is a possibility, however, of governments taking action against our industry, for example by levying additional taxes on confectionery products or by restricting the advertising of products of this type. The Group is working, both internally and externally, with various stakeholders to find ways in which Cadbury Schweppes can play its part in the development of solutions to this complex issue.

Fuel for Growth
In addition to the Adams acquisition programme, the Group has also started on a significant programme to reduce costs across the business that involves significant reductions in factories and employees. This is a carefully planned programme, nevertheless, major unforeseen difficulties could reduce the Group’s earnings.

Competition and Demand
Both the beverages and confectionery industries are competitive. In its major markets, the Group competes with other multinational corporations that have significant financial resources to respond to and develop the markets in which both they and the Group operate. These resources may be applied to change areas of focus or to increase investments in marketing or new products. This could cause the Group’s sales or margins to decrease in these markets. Furthermore, consumer tastes are susceptible to change. If the Group is unable to respond to rapid changes in consumer preferences, the Group’s sales or margins in individual markets could be materially adversely affected.

Information Technology
The Group depends on accurate, timely information and numerical data from key software applications to enable day-to-day decision making. The Group is currently engaged in the implementation of PROBE, a major enterprise-wide system which will continue to be implemented progressively throughout the world in the next few years. Any disruption caused by a failure of PROBE or similar applications, of underlying equipment or of communication networks, for whatever reason, could delay day-to-day decision making or cause the Group material financial losses.

Manufacturing
The Group’s manufacturing facilities could be disrupted for reasons beyond the Group’s control. These disruptions may include extremes of weather, fire, supplies of materials or services, system failures, workforce actions or environmental issues. Even though the Group takes measures to limit these risks and any financial consequences, any significant manufacturing disruptions could adversely affect the Group’s ability to make and sell products, which could cause the Group’s revenues to decline.

172	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Currency Fluctuations
The Group operates in many different countries and thus is subject to currency fluctuations, both in terms of its trading activities and the translation of its financial statements; furthermore, approximately 60% of its operating profits are now derived from the Americas. During 2003, the impact of exchange rate movements on the Group was adverse and therefore turnover and Group operating profit were £18 million, and £24 million lower respectively, than would have been the case had the exchange rates prevailing during 2002 been applied. While the Group uses short-term hedging for trading activities, the Company does not believe that it is appropriate or practicable to hedge long-term translation exposure. The Group does, however, seek some mitigation of such translation exposure by relating the currencies of trading cash flows to those of its debt by using broadly similar interest cover ratios. If the Group experiences significant currency fluctuations or is unable effectively to use similar interest cover ratios, then the Group’s financial condition could be adversely affected.

Raw Materials
The Group’s profitability depends to some extent upon the purchase of raw materials from around the world, which exposes the Group to price and supply fluctuation. Key items such as cocoa, milk, sugar and packaging materials are subject to potentially significant fluctuations in price and availability. While the Group takes measures to protect itself against the short-term impact of these fluctuations, there is no assurance that in the long-term any increase in costs can be recovered from customers. A failure to recover these costs from customers could decrease the Group’s profitability.

Contamination
Despite safety measures adopted by the Group, the Group’s products could become contaminated. The Group uses many ingredients in manufacturing beverages and confectionery, which increases the risk of contamination, either accidental or malicious. While the Company believes that these incidents are generally localised, any contamination could be expensive to remediate, cause delays in manufacturing and adversely affect the Group’s reputation and financial condition.

Retirement Benefits
The Group has various retirement benefit schemes which are funded via investments in equities, bonds and other external assets and the liabilities for which reflect the latest salary levels. The values of such assets are dependent on, among other things, the performance of the equity and debt markets, which are volatile. Any shortfall in the Group’s funding obligations may require significant additional funding from the employing entities.

Governmental Actions
Given the multinational nature of its business, the Group is subject to substantial government regulation which may change dramatically as a result of political, economic or social events. Such changes may be wide-ranging and cover cross-border trading, taxation, employment practices, environment, health and safety issues. The effects of such changes are uncertain. If the Group was unprepared to handle or could not adequately prepare for any such changes, the Group’s businesses could suffer.

Banking Credit
In its financing activities, the Group deals with many banks and financial institutions and thus is exposed to a risk of loss in the event of non-performance by the counter parties to financial instruments. While the Group seeks to limit such risk by dealing only with counter-parties which have high credit ratings, the Group cannot give assurances that counter-parties will fulfill their obligations, failure of which could materially affect the Group’s financial position.

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	173

Back to Contents

Glossary

Terms used in this Annual Report	US equivalent or brief description

Allotted	Issued
Associated undertaking	Generally a 20%-50% owned investee
Called-up share capital	Ordinary shares, issued and fully paid
Capital allowances	Tax term equivalent to US tax depreciation
allowances
Cash at bank	Cash
Creditors	Accounts payable/payables
Creditors: Amounts falling due after	Long-term liabilities
more than one year
Creditors: Amounts falling due within	Current liabilities
one year
Debtors	Accounts receivable/receivables
Fair values	Current values
Finance lease	Capital lease
Financial year	Fiscal year
Freehold	Ownership with absolute rights in perpetuity
Freehold land	Land owned
Gearing	Leverage
Group, or consolidated accounts	Consolidated financial statements
Interest receivable	Interest income
Interest payable	Interest expense
Loan capital	Long-term debt
Net asset value	Book value
Pension scheme	Pension plan
Profit	Income (or earnings)
Profit and loss account (reserve)	Retained earnings
Profit and loss account	Income statement
Profit attributable to ordinary	Net income
shareholders
Reconciliation of movements in	Statement of changes in stockholders’ equity
shareholders’ funds
Reserves	Stockholders’ equity other than capital stock
Share capital	Ordinary shares, capital stock or common
stock issued and fully paid
Share option	Stock option
Share premium account	Additional paid-in capital relating to proceeds
of sale of stock in excess of par value or
paid-in surplus (not distributable)
Shares in issue	Shares outstanding
Shareholders’ funds	Stockholders’ equity
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment
Turnover	Revenues (or sales)

174	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Cross reference to Form 20-F

The information in this document that is referred to below shall be deemed to be part of the annual report on Form 20-F for 2003 and is therefore filed with the Securities and Exchange Commission in the US for all purposes and is the only information that is intended to be so filed or incorporated by reference into any filing by the Company under applicable US securities laws. References below to major headings include all information under such major headings, including subheadings. References to subheadings include only information contained under such subheadings.

Item		Page

1	Identity of Directors, Senior Management and Advisors
	Not applicable	–

2	Offer Statistics and Expected Timetable
	Not applicable	–

3	Key Information
	Selected Financial Data	78-84; 164-165; 168-169
	Risk Factors	171-173

4	Information on the Company
	History and development of the Company	2-6; 20; 30; (a)
	Business overview	2-12; 14-19; 20; 30; 176
	Organisational structure	135-137; (a)
	Property, plants and equipment	9-10; 22; 25; 27; 37-40

5	Operating and Financial Review and Prospects
	Operating Results	14-48
	Liquidity and capital resources	37-43
	Research and development	11
	Trend information	14-48

6	Directors, Senior Management and Employees
	Directors and senior management	50-51
	Compensation	61-76
	Board practices	54-59
	Employees	8-9
	Share ownership	73-76

7	Major Shareowners and Related Party Transactions
	Major shareowners	53; 166; 168
	Related party transactions	75-76; (a)

8	Financial Information
	Consolidated statements and other financial information	86-161
	Significant changes	(a)

9	The Offer and Listing
	History of stock price	165-167
	Markets	165-167

10	Additional Information
	Memorandum and Articles of Association	(a)
	Material contracts	(a)
	Exchange controls	167-168
	Taxation	169-171
	Documents on display	(a)

11	Quantitative and Qualitative Disclosure About Market Risk	41-43

12	Description of Securities Other Than Equity Securities
	Not applicable	–

13	Defaults, Dividend Arrearages and Delinquencies
	None	–

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	175

Back to Contents

Cross reference to Form 20-F

Item		Page

14	Material Modifications to the Rights of Security Holders and Use of Proceeds
	None	–

15	Controls and Procedures	59, (a	)

16A	Audit Committee Financial Expert	56, (a	)

16B	Code of Ethics	54-55, (a	)

16C	Principal Accountant Fees and Services	101, (a	)

17	Financial Statements
	Not applicable	–

18	Financial Statements
	Statement of Directors’ responsibilities in relation to Financial Statements	86
	Auditors’ Report	86-87
	Group Profit and Loss Account	88-89
	Recognised Gains and Losses	90
	Reconciliation of Movements in Shareowners’ Funds	90
	Balance Sheets	91
	Group Cash Flow Statement	92
	Geographical Analysis	93-94
	Notes to the Financial Statements	95-161

19	Exhibits	(a	)

(a) All or a portion of the information required by this Item is set forth in, and incorporated by reference from, the Form 20-F of Cadbury Schweppes plc, which will be filed with the United States Securities and Exchange Commission in April 2004.

The Noon Buying Rate on 15 March 2004 was £1=US$1.79.

Forward Looking Statements

Forward looking statements, within the meaning of Section 21E of the US Securities Exchange Act of 1934, are made throughout this Report, including in the Operating and Financial Review, the Report of the Directors, Report on Directors’ Remuneration and Additional Information for Shareowners – Risk Factors. These forward-looking statements are based on a number of assumptions made by our management concerning future events and information currently available to our management. You should not rely unduly on these forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other facts, many of which are outside of our control, and could cause actual events to differ materially from those statements. Although we believe our expectations reflected in those forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. Important factors that could cause actual results to differ materially from our expectations, in addition to those factors described under “Risk Factors”, include: international economic and political conditions; currency rate fluctuations; actions of competitors, some of which have greater resources than us; changes in laws, regulations, and accounting standards; fluctuations in the cost of funding retirement benefits; distributor and licensee relationships and actions; consumer demand and acceptance of new products; obesity concerns; effectiveness of spending and marketing programs; fluctuations in the cost and availability of raw materials; and unusual weather patterns.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, levels of activity, performance or achievements.

Comparative Statements

In this Report, the Company makes certain statements with respect to its market position, or its products or brands market position, in comparison to third parties. These statements are based on independent sources, such as Euromonitor. These statements are accurate to the best of the knowledge and belief of the Company.

176	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

This page has been left blank intentionally

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	177

Back to Contents

Index

A	Accounting convention, 95
Acquisitions, 5, 14, 16, 20, 23-28, 30, 31-35, 39, 52, 80, 88, 89, 92, 112, 129, 130-132, 147, 154, 158
Adams, 2, 4, 5, 8, 11, 16-27, 29, 37-40, 65, 95, 102, 110, 115, 129, 130, 136-138, 148, 149, 172
Americas Beverages, 3, 8, 9, 17, 20-22, 24, 25, 30, 31 , 33, 34, 38, 39, 78, 93-95, 102, 110
Americas Confectionery, 3, 4, 8, 9, 20-22, 25, 26, 30, 34 , 78, 93-95, 102
Annual General Meeting, 37, 52, 53, 58, 62, 164
Annual Incentive Plan (AIP), 63, 65-66, 69-70
Argentina, 4, 6, 24, 25, 26, 34, 137
Articles of Association, 52, 69
Asia Pacific, 3, 5, 8, 9, 20-22, 28, 30, 31, 36, 78, 93, 94 , 95, 102, 139, 141
Associates, 23, 32, 109, 157
Audit Committee, 50-51, 55-57, 59, 176
Auditors, 58, 86, 87, 101, 176
Australia, 3, 5-7, 10, 11, 21, 29, 35, 36, 39, 46, 93, 100, 114, 122-124, 132, 137, 138, 141

B	Bazooka, 4
Beldent, 4
Bim Bim, 4
Birlik, 6
Board Committees, 55, 56, 57
Board of Directors, 10, 41, 55, 56, 59, 121, 164, 167
Bonus Share Retention Plan (BSRP), 62-63, 66, 69 -70, 73, 76, 110, 141
Borrowing facilities, 120
Borrowings, 37, 38, 91, 92, 117, 118, 120
Brazil, 4, 24, 26, 137, 180
Business Ethics, 54
Business Regions, 3, 4
Business Review, 52
Butterkist, 4

C	Cadbury Egypt, 132, 137
Cadbury India, 5, 6, 33, 39, 131, 137
Cadbury Nigeria, 4, 23, 32, 33, 39, 131, 136
Cadbury Schweppes Employee Trust, 48, 93, 108, 142
Cadbury Stani, 6, 137
Cadbury Wedel, 35, 136
Camelot Group plc, 23, 32, 33, 39, 51, 99, 100, 109, 136
Canada, 3, 4, 25, 26, 34, 46, 73, 74, 103, 114, 115, 129, 137, 139, 141
Canada Dry, 3, 4
Capital and Reserves, 48, 91, 127, 128
Capital expenditure, 40, 80, 92, 94
Capital structure, 37
Carteret, 103, 132
Cash Flow, 17, 38-40, 80, 86, 92, 118, 135, 157, 158, 176
Champomy, 6
China, 5, 28, 35, 36, 137
Clamato, 3, 34
Commodity Risk, 42, 122, 171
Community Involvement, 53
Competition, 7, 172
Continental Europe, 3, 6, 7
Contingent Liabilities, 135
Corporate and Social Responsibility, 12, 50, 51, 53, 57 , 58
Corporate Governance, 54
Credit Risk, 43, 122, 135, 171
Creditors, 91, 112, 130-132, 135, 174
Cross reference to Form 20-F, 175, 176
Currency Risk, 41, 42, 121, 171
Current Assets, 80, 91
Current Liabilities, 91
Customers, 11

D	Deferred taxation, 143, 144, 150, 152
Dentyne, 3-5, 26, 29, 95
Depreciation, 17, 94, 98, 101, 106-108, 135, 143, 152
Derivatives, 121, 122, 124-126, 143, 144
Description of Business, 2, 4, 7, 8, 10, 12, 52-54, 103
Directors, 49-76, 86, 87, 91, 93, 98, 103, 113, 125, 141, 142, 152, 164, 171, 175, 176
Disposals, 15, 24-28, 32-35, 39, 92, 106, 107, 112, 158
Diversity, 9
Dulciora, 4

E	Egypt, 4, 27, 35, 137
EMEA, 3, 4, 9, 16, 18, 20-22, 26, 30, 31, 35, 39, 78, 93 -95, 102, 110, 146
Employees, 8, 53, 61, 103, 128, 141, 175
Enquiries, 180
Equity Securities, 175
Ethical Trading, 1, 12
Euro, 16, 20, 21, 24, 122-124, 135
Europe Beverages, 3, 4, 7-9, 20, 22, 27, 28, 30, 35, 78 , 93-95, 102, 110
Exceptional items, 47

F	Financial Calendar, 164
Financial Ratios, 82
Financial year, 95, 164, 165, 174
Fixed Assets, 91, 93, 106, 108
Form 20-F, 86, 87, 160, 165, 175, 176, 180
Forward looking statements, 176
France, 3, 4, 10, 26-28, 31, 34, 35, 65, 93, 102, 110, 136, 138, 141
FRS 15, 98
FRS 17, 99, 115, 117
FRS 18, 48
FRS 19, 48, 78, 80, 82, 151
Fuel for Growth, 2, 17, 18, 20, 22, 25, 27, 29, 40, 102, 172

G	Ghana, 137
Gini, 4
Global Invest Direct, 165
Glossary, 174
Goodwill, 15, 16, 20, 22, 30, 32, 39, 45, 78, 90, 94, 99, 100, 105, 106, 110, 129, 130-132, 135, 143-147
Great Britain, 136, 138
Group Companies, 103, 136, 138
Group Financial Record, 78, 80
Group Profit and Loss Account, 20, 30, 86, 88, 99, 115, 176
Group Secretary, 51, 57, 59, 63, 164, 180
Gum, 10, 137

H	Hawaiian Punch, 3, 33, 34, 95
Hollywood, 3, 4, 26, 31, 95, 102
Human Rights and Ethical Trading, 12

I	Indonesia, 5, 33, 39, 100, 137
Intangible assets, 91, 147
Interest, 23, 32, 37, 41, 42, 48, 82, 88, 89, 92, 103, 109, 111, 112, 115, 117, 119, 121, 122, 124, 125, 143-145, 150, 153, 154, 157-160, 168, 171, 174
Interest cover, 82
Interest Rate Risk Management, 124
Internal Control, 59
Ireland, 10, 26, 27, 46, 114, 115, 136, 138, 141

178	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Index

J	JPMorgan Chase Bank, 165

L	Learning and Development, 8
Leases, 38, 107, 119
Leasing Commitments, 133, 134
Legal Proceedings, 52
Lion Nathan, 31, 102
Liquid resources, 42, 100, 117, 125
Liquidity Risk, 41, 121, 171
Long Term Incentive Plan (LTIP), 62, 63, 66-68, 69,
71 , 73, 76, 110, 141, 143, 156

M	Malaysia, 5, 137
Managing for Value, 2, 62, 65
Mantecol, 4, 6, 132
Memorandum and Articles of Association, 167, 175
Mexico, 3, 4, 6, 10, 25, 26, 34, 46, 115, 137, 138, 141
Minority Interests, 23, 32, 91, 128
Mother Earth, 31, 102, 132
Mountain Dew, 5

N	New Zealand, 5, 35, 36, 122, 123, 124, 132, 137, 141 Nomination Committee, 55, 57

O	Operating companies, 136, 137 Orangina, 2- 4, 6, 27, 28, 30, 31, 32, 35, 39, 95, 102, 103, 132, 136, 149 Ordinary shares, 104, 127, 164, 174

P	Pernod Ricard, 6, 39, 65, 132, 149 Piasten, 136 Poland, 4, 27, 34, 35, 136 Portugal, 4, 27, 136, 141, 180 Poulain, 4, 26 Profit Retained, 78, 88, 89 Project PROBE, 36, 46

R	RC Cola International, 100
Reading Scientific Services Ltd, 11, 136
ReaLemon/ReaLime, 39, 103
Recognised Gains and Losses, 86, 90, 176
Red Tulip, 5
Registered Office, 164
Registrars, 164, 180
Remuneration Committee, 50-51, 57, 60, 61-76
Remuneration Policy, 62
Report of the Directors, 49-59, 86, 87, 176
Research and Development, 11
Reserves, 128, 174
Risk Management, 56, 59
Russia, 4, 24, 27, 32, 34, 35, 96, 131, 136
S	Schweppes, 2-11, 16, 20-23, 27, 28, 31-33, 37, 39,
   40 , 50, 51, 54, 55, 60, 62, 64-67, 74, 82, 86, 90,
   95, 96, 97, 100, 102, 114, 127, 129, 130, 131,
   136-138, 142, 160, 164-166, 172, 176, 180
Schweppes Agrum, 27
Schweppes Cottee’s, 5, 7
Schweppes Zimbabwe Ltd, 100
SEC Filings, 165
Serbia, 100
Share Capital, 53, 127
Share options, 62, 63, 68, 71, 74-76, 105
Slush Puppie, 6, 132
Smart Variety, 2, 3
Solo, 5
Sour Patch Kids, 4
South Africa, 4, 11, 24, 27, 33, 35, 46, 114, 135, 137
South America, 50
Spain, 3, 4, 6, 10, 27, 28, 31, 34, 35, 40, 102, 136, 141, 148, 180
Sportlife, 5
Spring Valley, 5, 6, 103, 132
Squirt, 3, 4, 6, 33, 34, 39, 131
Stamp Duty, 171
Strategy, 2, 8
Subsidiary undertakings, 135
Sugar, 10, 43
Sunkist, 3, 5, 180
Suppliers, 11, 54

T	Taxation, 17, 23, 32, 78, 80, 88, 89, 92, 97, 113, 143, 144, 157, 158, 169, 170, 175
Treasury Risk Management, 41, 121, 171
Trebor Wuxi, 137
Trident, 2-5, 26, 29, 95
Trinaranjus, 4
Trumbull, 11
Turkey, 4, 6, 11, 24, 35, 137

U	UK GAAP, 7, 15, 17, 41, 44-48, 143, 145, 151, 156-159 Underlying Operating Profit, 24-28, 33, 35, 78 US GAAP, 44, 48, 84, 142-159

W	Wedel, 3, 4

Report & Accounts and Form 20-F 2003 Cadbury Schweppes	179

Back to Contents

Enquiries

For enquiries regarding shareholdings that are not appropriate for either the Registrars or the ADR Depositary, please contact the Group Secretary.

For enquiries of a general nature regarding the Company and for Investor Relations enquiries, please contact Investor Relations.

Cadbury Schweppes plc
25 Berkeley Square
London W1J 6HB
UK
Telephone: +44 (0) 20 7409 1313

Copies of the Better Payment Practice Guide can be obtained from the Department of Trade and Industry, DTI Publications Orderline, Admail 528, London SW1W 8YT, telephone 0870 1502500. Alternatively, it can be ordered or downloaded from the DTI website, www.dti.gov.uk/publications.

© Cadbury Schweppes plc 2004

The Company was incorporated in England as a limited company on 6 May 1897, under the name of Schweppes Limited. On 28 March 1969 it changed its name to Cadbury Schweppes Limited and on 27 November 1981, it re-registered as Cadbury Schweppes public limited company. The Company is subject to the laws of England and is domiciled in England.

The Company’s commitment to environmental issues has been reflected in the production and dispatch of this Report & Accounts and Form 20-F.

The paper used throughout this document is produced from Totally Chlorine Free pulps. The wood for these is sourced from fully sustainable forests in Finland, Sweden, Portugal, Spain and Brazil. The paper is acid-free, biodegradable and recyclable.
Additionally, the manufacturing mill is accredited with the ISO 9002 Quality Assurance certification, the ISO 14001
Environmental Management certification, and with the EU Management and Audit System. The inks are all soya based. The polybag in which this document has been dispatched to shareowners is biodegradable.

“Sunkist” is a registered trade mark of Sunkist Growers, Inc.

Designed by Addison Corporate Marketing Limited Typeset by Asset Graphics Printed in England at St Ives Westerham Press

180	Cadbury Schweppes Report & Accounts and Form 20-F 2003

Back to Contents

Cadbury Schweppes

Snapple
7 UP
diet
Cadbury
DAIRY MILK
HALLS
working together
to create brands
people love
Trident
White
Dr Pepper
Maynards
wine gums
SANS
SUCRE
HOLLYWOOD
TONIC

find out more at:
www.cadburyschweppes.com